

Our Name is Our Mission

2025 Annual Report

ServisFirst Bank

www.servisfirstbank.com

ServisFirst Bancshares

www.servisfirstbancshares.com

Atlanta • Birmingham • Charleston • Dothan • Huntsville • Mobile • Montgomery • North Carolina • Northwest Florida
Tennessee • Texas • Virginia • West Central Florida



April 2026

Dear Fellow Stockholder,

2025 was a year where we saw improvement in every metric that we measure. Adjusted for bond losses we took on our bond portfolio, adjusted earnings per share[1] increased to $5.25 per share, a 26% increase over 2024. Our return on average assets was 1.91% and return on average equity was 18.93%. Our efficiency ratio improved to under 29% in the fourth quarter of the year. Our non-interest expenses only grew 2% in 2025. Our liquidity and credit quality continue to be very strong.

Every region of our Bank was profitable in 2025. The strong "scoreboard" was the result of hard work by our bankers and directors and support from our shareholders and customers. I have always said that most of our growth comes from referrals from our existing customers.

We have found success in smaller community banking markets as well as large urban markets. The blend of both provides diversity in our customer base with some great deposit growth areas and others better at loan growth creating a strong balanced growth focused portfolio. We also like a granular loan portfolio that the blend provides to the Bank.

At the end of 2025, we entered the Texas market with an experienced and outstanding banker joining our Bank and leading our team in Houston, our initial market. In addition to Texas being a vibrant and growing market, there is disruption in the market with multiple bank mergers that are providing opportunities to hire bankers and attract new customers. Bank mergers are not done to improve customer service, they are done to improve bank profits. Like the Texas market, bank mergers are underway throughout the Southeast. These disruptions are creating turmoil, which in turn presents opportunities for our Bank and for our bankers, who are working diligently to recruit new customers and deliver the high level of service we pride ourselves on.

I am proud of our bankers at ServisFirst Bank, who I think are the best in the Southeast. We appreciate your referrals, they are what grow our Bank.

Sincerely,

Tom Broughton

Thomas A. Broughton III
Chairman of the Board of Directors
President and Chief Executive Officer

(1) Non-GAAP financial measure. Please see "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" at the end of this Annual Report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K



(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____to_____

Commission file number 001-36452

SERVISFIRST BANCSHARES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**26-0734029**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
2500 Woodcrest Place, Birmingham, Alabama	**35209**
(Address of Principal Executive Offices)	*(Zip Code)*

(205) 949-0302

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of exchange on which registered
Common stock, par value $.001 per share	SFBS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the voting common stock held by non-affiliates of the registrant, based on a stock price of $77.51 per share of Common Stock, was $3,949,440,122.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding as of February 20, 2026
Common stock, $.001 par value	54,640,525

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this annual report on Form 10-K.

SERVISFIRST BANCSHARES, INC.

TABLE OF CONTENTS

FORM 10-K

DECEMBER 31, 2025

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Form 10-K") and other publicly available documents, including the documents incorporated by reference herein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These "forward-looking statements" reflect our current views with respect to, among other things, future events and our financial performance. The words "may," "plan," "contemplate," "anticipate," "believe," "intend," "continue," "expect," "project," "predict," "estimate," "could," "should," "would," "will," and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any results expressed or implied by such forward-looking statements. These statements should be considered subject to various risks and uncertainties, and are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such risks include, without limitation:

- the effects of adverse changes in the economy or business conditions, including inflation, recession, interest rate volatility, tariffs, trade wars or other changes in economic conditions, either nationally or in our market areas;
- credit risks, including the deterioration of the credit quality of our loan portfolio, increased default rates and loan losses or adverse changes in our portfolio or in specific industry concentrations of our loan portfolio;
- the effects of governmental monetary and fiscal policies and legislative, regulatory and accounting changes applicable to banks and other financial service providers, including the impact on us and our customers;
- the effects of hazardous weather in our markets;
- the effects of competition from other financial institutions and financial service providers;
- our ability to keep pace with technology changes, including with respect to cyber-security and preventing breaches of our and third-party security systems involving our customers and other sensitive and confidential data;
- our ability to attract new or retain existing deposits, or to initiate new or retain current loans;
- the effect of any merger, acquisition or other transaction to which we or any of our subsidiaries may from time to time be a party, including our ability to successfully integrate any business that we acquire;
- the effect of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;
- the effects of terrorism and efforts to combat it;
- the effects of force majeure events, including war, natural disasters, pandemics or other widespread disease outbreaks and other national or international crises;
- an increase in the incidence or severity of fraud, illegal payments, security breaches or other illegal acts impacting our customers;
- the results of regulatory examinations;
- the effect of inaccuracies in our assumptions underlying the establishment of our loan loss reserves; and
- other factors that are discussed in the section titled "Risk Factors" in Item 1A of this Form 10-K, as well as in our subsequent Quarterly Reports on Form 10-Q and other reports and documents we file from time to time with the Securities and Exchange Commission ("SEC").

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Form 10-K. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict what will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

<u>**PART I**</u>

Unless this Form 10-K indicates otherwise, the terms "we," "our," "us," "the Company," "ServisFirst Bancshares" and "ServisFirst" as used herein refer to ServisFirst Bancshares, Inc., and its subsidiaries, including ServisFirst Bank, which sometimes is referred to as "our bank subsidiary," "our bank" or "the Bank," and its other subsidiaries. References herein to the fiscal years 2023, 2024 and 2025 mean our fiscal years ended December 31, 2023, 2024 and 2025, respectively.

<u>**ITEM 1. BUSINESS.**</u>

Overview

We are a bank holding company within the meaning of the Bank Holding Company Act of 1956 and are headquartered in Birmingham, Alabama. Through our wholly-owned subsidiary bank, we operate 33 full-service banking offices located in Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee, and Virginia. We also operate a loan production office in Florida. Through our bank, we originate commercial, consumer and other loans and accept deposits, provide electronic banking services, such as online and mobile banking, including remote deposit capture, deliver treasury and cash management services and provide correspondent banking services to other financial institutions. As of December 31, 2025, we had total assets of approximately $17.73 billion, total loans of approximately $13.70 billion, total deposits of approximately $14.22 billion, and total stockholders' equity of approximately $1.85 billion.

We operate our bank using a simple business model based on organic loan and deposit growth, generated through high quality customer service, delivered by a team of experienced bankers focused on developing and maintaining long-term banking relationships with our target customers. We utilize a uniform, centralized back office risk and credit platform to support a decentralized decision-making process executed locally by our regional chief executive officers. This decentralized decision-making process allows individual lending officers varying levels of lending authority, based on the experience of the individual officer. When the total amount of loans to a borrower exceeds an officer's lending authority, further approval must be obtained by the applicable regional chief executive officer and/or our senior management team. Rather than relying on a more traditional retail bank strategy of operating a broad base of multiple brick and mortar branch locations in each market, our strategy focuses on operating a limited and efficient branch network with sizable aggregate balances of total loans and deposits housed in each branch office. We believe that this approach more appropriately addresses our customers' banking needs and reflects a best-of-class delivery strategy for commercial banking services.

Our business is conducted through a single reportable segment, and our principal business is to accept deposits from the public and to make loans and other investments. Our principal sources of funds for loans and investments are demand, time, savings and other deposits and the amortization and prepayment of loans and borrowings. Our principal sources of income are interest and fees collected on loans, interest and dividends collected on other investments, and service charges. Our principal expenses are interest paid on savings and other deposits, interest paid on our other borrowings, employee compensation, office expenses and other overhead expenses.

Certain of our subsidiaries hold and manage participations in residential mortgages and commercial real estate loans originated by our bank in Alabama, Florida, Georgia and Tennessee, respectively, and have elected to be treated as a real estate investment trust, or REIT, for U.S. income tax purposes. The financial results of each of these entities is consolidated into the Company's financial results.

As a bank holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). We are required to file reports with the Federal Reserve and are subject to regular examinations by that agency.

Markets and Competition

We operate primarily from locations in Alabama, Florida, Georgia, North and South Carolina, Tennessee and Virginia. We also operate a loan production office in Florida. As of December 31, 2025, we operated through 33 banking offices and one loan production office. We draw most of our deposits from, and conduct most of our lending transactions in, these markets.

Our retail and commercial divisions operate in highly competitive markets. We compete directly in retail and commercial banking markets with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, consumer finance companies, other lenders and insurance companies, locally, regionally and nationally. Many of our competitors compete by using offerings by mail, telephone, computer and/or the Internet. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Providing convenient locations, desired financial products and services, convenient office hours, quality customer service, quick local decision making, a strong community reputation and long-term personal relationships are all important competitive factors that we emphasize.

In our markets, our five largest competitors are Regions Financial Corporation, Wells Fargo & Company, PNC Financial Services Group, Inc., Truist Financial Corporation, and Pinnacle Financial Partners, Inc. (formerly Synovus Financial Corp.). These institutions, as well as other competitors of ours, may have greater resources, serve broader geographic markets, have higher lending limits, offer various services that we do not offer and may better afford, and make broader use of, media advertising, support services, and electronic technology than us. To offset these competitive disadvantages, we depend on our reputation for greater personal service, consistency, flexibility and the ability to make credit and other business decisions quickly.

Lending Services

Commercial Loans

Our commercial lending activity is directed principally toward businesses and professional service firms whose demand for funds falls within our legal lending limits, and we offer a variety of commercial lending products to meet the needs of business and professional service firms in our service areas. We make seasonal loans, bridge loans, and term loans to small- and medium-sized businesses in our markets for a variety of business purposes, including, but not limited to, expanding business, acquiring property, upgrading plant and equipment, buying inventory and for general working capital. Typically, targeted business borrowers have annual sales between $2 million and $250 million. This category of loans includes loans made to individual, partnership and corporate borrowers. We also offer commercial lines of credit. The repayment terms of our commercial loans will vary according to the needs of each customer.

Our commercial loans usually are collateralized. Generally, collateral consists of business assets, including accounts receivable, inventory, equipment, and/or real estate. Collateral is subject to the risk that we may have difficulty converting it to a liquid asset if necessary, as well as risks associated with degree of specialization, mobility and general collectability in a default situation. To mitigate this risk, we have strict collateral underwriting standards, including valuations and general acceptability based on our ability to monitor its ongoing condition and value.

We underwrite our commercial loans primarily on the basis of the borrower's cash flow, ability to service debt, and degree of management expertise. As a general practice, we take as collateral a security interest in any available real estate, equipment or personal property. Under limited circumstances, we may make commercial loans on an unsecured basis. Commercial loans may be subject to many different types of risks, including fraud, bankruptcy, economic downturn, deteriorated or non-existent collateral, and changes in interest rates. Perceived and actual risks may differ depending on the particular industry in which a borrower operates. General risks to an industry, such as an economic downturn or instability in the capital markets, or to a particular segment of an industry are monitored by senior management on an ongoing basis. When warranted, loans to individual borrowers who may be at risk due to an industry condition may be more closely analyzed and reviewed by the credit review committee or Board of Directors. Commercial and industrial borrowers are required to submit financial statements to us on a regular basis. We analyze these statements, looking for weaknesses and trends, and will assign the loan a risk grade accordingly. Based on this risk grade, the loan may receive an increased degree of scrutiny by management.

Real Estate Loans

We make commercial real estate loans, 1-4 family residential real estate loans, and construction and development loans.

Commercial Real Estate. We make both owner-occupied and non-owner-occupied commercial real estate loans. Commercial real estate loans are generally limited to terms of five years or less, although payments are usually structured based on a longer amortization. Interest rates may be fixed or adjustable, although rates generally will not be fixed for a period exceeding five years.

Commercial real estate lending presents risks not found in traditional residential real estate lending. Repayment is dependent upon successful management and marketing of properties and on the level of expense necessary to maintain the property. Repayment of these loans may be adversely affected by conditions in the real estate market or the general economy. Also, commercial real estate loans typically involve relatively large loan balances to a single borrower. To mitigate these risks, we closely monitor our borrower concentration and report these to the Board of Directors on a quarterly basis. These loans generally have shorter maturities than other loans, giving us an opportunity to reprice, restructure or decline renewal. As with other loans, all commercial real estate loans are graded depending upon strength of credit and performance, and a higher risk grade will bring increased scrutiny by our management, the credit review committee, and the Board of Directors. In addition, we generally require personal guarantees from the principal owners of the property supported by a review by our management of the principal owners' personal financial statements.

Commercial real estate has received increased regulatory scrutiny in recent quarters due to valuation concerns associated with interest rates. Our Credit Administration department works with vendors to conduct an annual stress test for all commercial loans, and the results are presented to our Board of Directors.

In managing the risks associated with our commercial real estate portfolio, we utilize several practices. We have three independent loan reviews performed each year that cover 35-40% (approximately 400 relationships) of the entire commercial loan portfolio on a committed basis. Two of these reviews include commercial real estate loans and construction and development loans. These independent reviews, conducted by a third-party vendor, address underwriting, servicing, and risk grade confirmation and result in written findings and recommendations. We also hold formal quarterly meetings—including Lenders, Regional Credit Officers, and Regional CEOs—to discuss all problem credits and potential workout plans in detail. In addition, we prepare monthly and quarterly reports for our Board of Directors and management covering problem loans, concentrations, exceptions, regulatory requirements (including HVCRE and Regulation H), and notable trends. Furthermore, every year during the first quarter, our Credit Administration department prepares a comprehensive report on our commercial real estate and commercial construction portfolios, including analysis of current performance, industry information, and trends across multifamily, retail, office, hotel, and nursing/assisted living facilities, all of which is presented to our Board.

Owner-Occupied Commercial Real Estate. We focus on the banking needs of established operating companies, which includes owner-occupied office and industrial real estate loans. Risks associated with owner-occupied commercial real estate include the quality of the borrower's management and operations, fluctuations in the value of real estate, and the overall strength of the economy. In addition to a proven management team and track record, we target businesses with strong historical cash flows. Loans are conservatively underwritten and typically carry the personal guarantee of the business owners. We believe this portfolio segment is well diversified by industry type.

At year-end 2025, owner-occupied commercial real estate totaled approximately $2.74 billion, representing 20.0% of our total loan portfolio. Substandard loans in this segment totaled $21.1 million, and we recorded approximately $4.0 million in net charge-offs during 2025. In addition to the credit quality monitoring actions described above, we also require annual reviews for relationships greater than $3.0 million, which are completed by the responsible Lender and submitted to Credit Administration for approval. These reviews include a discussion of key credit issues and collateral monitoring and help ensure any emerging risks are quickly identified and addressed.

Non-Owner-Occupied Commercial Real Estate. Risks associated with non-owner-occupied commercial real estate include fluctuations in the value of real estate, the overall strength of the economy, tenant vacancy rates, and the quality of the borrower's management. We lend to developers and owners with a proven history of success, who demonstrate sufficient equity in their projects and strong liquidity. Loans are conservatively underwritten, with interest rates, vacancy levels, and rental rates stressed to gauge performance through various economic conditions. These loans typically carry personal guarantees from the owners.

At year-end 2025, non-owner-occupied commercial real estate amounted to approximately $4.60 billion, representing 33.6% of our total loan portfolio. Substandard loans in this category totaled $88.7 million, we recorded approximately $1.2 million in net charge-offs during 2025. In order to manage the risk inherent in these credits, we prepare a quarterly report to the Board of Directors detailing the top 20 metropolitan areas in which our collateral is located. In addition to the credit quality monitoring actions described above for non-owner-occupied commercial real estate loans over $3.0 million, we perform a more granular loan-level stress test using updated borrower financial information and data provided by a third-party vendor. These loan-level stress test results are shared with the Risk Management Committee for further oversight. Relationships exceeding $3.0 million are subject to the same annual review requirement that applies to owner-occupied properties and construction loans.

1-4 Family Mortgage. Our 1-4 family mortgage residential loans consist primarily of residential second mortgage loans, residential construction loans, and traditional mortgage lending for one-to-four family residences. We will originate fixed-rate mortgages with long-term maturities; however, most of these fixed-rate loans are sold in the secondary mortgage market. All 1-4 family mortgage loans are made in accordance with our appraisal policy, with the ratio of the loan principal to the value of the collateral established by an independent appraisal generally not exceeding 85%.

Risks associated with these loans are generally less significant than those for our other real estate loan types. Potential risks include bankruptcies, economic downturns, customer financial problems, and fluctuations in real estate values. We have not made, and do not expect to make, any "Alt-A" or subprime loans. At year-end 2025, our 1-4 family mortgage portfolio was approximately $1.67 billion, representing 12.2% of our total loan portfolio. Substandard loans totaled $10.0 million, and we recorded approximately $303,000 in charge-offs for 2025. In addition to the credit quality monitoring actions described above, our quarterly regional credit meetings and monthly/quarterly reports to the Board also include details on problem 1-4 family mortgage loans and broader portfolio trends.

Construction and Development Loans. We make construction and development loans on both a pre-sold and speculative basis. If the borrower has entered into an agreement to sell the property prior to beginning construction, the loan is considered pre-sold; otherwise, it is deemed speculative. Construction and development loans are generally made with terms of 12 to 36 months, with interest payable monthly. The ratio of loan principal to the value of collateral, as determined by an independent appraisal, typically does not exceed 80% for residential construction loans. Speculative construction loans are underwritten based on the borrower's financial strength and cash flow position, while development loans are generally limited to 75% of the appraised value. Loan proceeds are disbursed proportionally with construction progress and only after the project has been inspected by either an experienced construction lender or a qualified third-party inspector. Construction and development loans generally carry a higher degree of risk than other loan types during times of economic stress.

Construction and development loans are monitored by our Credit Administration department, and we provide quarterly reports on this portfolio to the Board of Directors. The Credit Administration department also reviews and approves loan draws on commercial construction loans with a committed balance exceeding $3.0 million. These reviews include monitoring interest reserve sufficiency and assessing occupancy or absorption levels at six months post-completion for newly completed projects. Relationships in excess of $3.0 million are also subject to annual review by the responsible Lender, with final approval required from Credit Administration, ensuring any potential concerns in this portfolio are identified and addressed proactively.

To mitigate the risk of construction loan defaults in our portfolio, management tracks and monitors these loans closely, with oversight from the Board of Directors. Total construction loans decreased $31.7 million, or 2.1%, at December 31, 2025, compared to December 31, 2024. There were $16,000 in net charge-offs on construction loans during 2025 and $(8,000) in net charge-offs (recoveries) on construction loans during 2024. There were $36.8 million in construction loans rated as substandard at December 31, 2025 and $3.5 million construction loans rated as substandard at December 31, 2024.

Consumer Loans

We offer a variety of loans to retail customers in the communities we serve. Consumer loans in general carry a moderate degree of risk compared to other loans. They are generally more risky than traditional residential real estate loans but less risky than commercial loans. Risk of default is usually determined by the well-being of the local economies. During times of economic stress, there is usually some level of job loss both nationally and locally, which directly affects the ability of the consumer to repay debt. Risk on consumer-type loans is generally managed through policy limitations on debt levels consumer borrowers may carry and limitations on loan terms and amounts depending upon collateral type.

Our consumer loans include home equity loans (open and closed-end), vehicle financing, loans secured by deposits, and secured and unsecured personal loans. These types of consumer loans all carry varying degrees of risk.

Commitments and Contingencies

As of December 31, 2025, we had commitments to extend credit beyond current amounts funded of $3.78 billion, had issued standby letters of credit in the amount of $117.4 million, and had commitments for credit card arrangements of $395.8 million.

Investments

In addition to loans, we purchase investments in securities, primarily in mortgage-backed securities and state and municipal securities. No investment in any of those instruments will exceed any applicable limitation imposed by law or regulation. Our Board of Directors reviews the investment portfolio on an ongoing basis in order to ensure that the investments conform to the policy as set by the Board of Directors. Our investment policy provides that no more than 30% of our total investment portfolio may be composed of municipal securities. All securities held are traded in liquid markets, and we have no auction-rate securities. We had no investments in any one security, restricted or liquid, in excess of 10% of our stockholders' equity at December 31, 2025.

Deposit Services

We seek to establish solid core deposits, including checking accounts, money market accounts, savings accounts and a variety of certificates of deposit and individual retirement arrangements, or IRA accounts. To attract deposits, we employ an aggressive marketing plan throughout our service areas that features a broad product line and competitive services. The primary sources of core deposits are residents of, and businesses and their employees located in, our market areas. We have obtained deposits primarily through personal solicitation by our officers and directors, through reinvestment in the community, and through our stockholders, who have been a substantial source of deposits and referrals. We make deposit services accessible to customers by offering traditional banking services, including direct deposit, wire transfer, night depository, banking-by-mail and remote capture for non-cash items. Our bank is a member of the FDIC, and thus our deposits (subject to applicable FDIC limits) are FDIC-insured.

Other Banking Services

Given client demand for increased convenience and account access, we offer a range of products and services, including 24-hour telephone banking, direct deposit, Internet banking, mobile banking, traveler's checks, safe deposit boxes, attorney trust accounts and automatic account transfers. We also participate in a shared network of automated teller machines and a debit card system that our customers are able to use, and, in certain accounts subject to certain conditions, we rebate to the customer the ATM fees automatically after each business day. Additionally, we offer Visa® credit cards.

Asset, Liability and Risk Management

We manage our assets and liabilities with the aim of providing an optimum and stable net interest margin, a profitable after-tax return on assets and return on equity, and adequate liquidity. These management strategies are conducted within the framework of written loan and investment policies. To monitor and manage the interest rate margin and related interest rate risk, we have established policies and procedures to monitor and report on interest rate risk, devise strategies to manage interest rate risk, monitor loan originations and deposit activity and approve all pricing strategies. We attempt to maintain a balanced position between rate-sensitive assets and rate-sensitive liabilities. Specifically, we chart assets and liabilities on a matrix by maturity, effective duration, and interest adjustment period, and endeavor to manage any gaps in maturity ranges.

Seasonality and Cycles

We do not consider our commercial banking business to be seasonal.

Supervision and Regulation

Both we and our bank are subject to extensive state and federal banking laws and regulations that impose restrictions on, and provide for general regulatory oversight of, our operations. These laws and regulations restrict our permissible activities and investments, impose conditions and requirements on the products and services we offer and the manner in which they are offered and sold, and require compliance with protections for loan, deposit, brokerage, fiduciary, and other customers, among other things. They also restrict our ability to repurchase stock or pay dividends, or to receive dividends from our bank subsidiary, and they impose capital adequacy and liquidity requirements. These laws and regulations generally are intended to protect customers (including depositors), the FDIC's Deposit Insurance Fund and the banking system as a whole, and generally are not intended for the protection of stockholders or other investors. The consequences of noncompliance with these, or other applicable laws or regulations, can include substantial monetary and nonmonetary sanctions.

In addition, we and the Bank are subject to comprehensive supervision and periodic examination by the Federal Reserve, the FDIC, the Alabama State Banking Department (the "Alabama Banking Department"), and the U.S. Consumer Financial Protection Bureau (the "CFPB"), among other regulatory bodies. Those agencies consider not only compliance with applicable laws, regulations and supervisory policies, but also capital levels, asset quality, risk management effectiveness, the ability and performance of management and the Board of Directors, the effectiveness of internal controls, earnings, liquidity and various other factors. Regarding the CFPB, we became subject to more comprehensive regulation by the CFPB in 2021. The CFPB's supervisory focus primarily involves an institution's compliance with federal consumer protection laws.

The results of examination activity by any of our federal or state bank regulators potentially can result in the imposition of significant limitations on our activities and growth. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity and take enforcement action, including the imposition of substantial monetary penalties and nonmonetary requirements, against a regulated entity where the relevant agency determines, among other things, that such operations fail to comply with applicable law or regulations or are conducted in an unsafe or unsound manner. This supervisory framework, including the examination reports and supervisory ratings (which are not publicly available) of the agencies, could materially impact the conduct, growth and profitability of our operations.

The following discussion describes select material elements of the regulatory framework that applies to us. The description is not intended to summarize all laws, regulations and supervisory policies applicable to us and is qualified in its entirety by reference to the full text of the statutes, regulations and supervisory policies described. Further, the following discussion addresses the select material elements of the regulatory framework as in effect as of the date of this Form 10-K. Legislation and regulatory action to revise federal and state banking laws and regulations, sometimes in a substantial manner, are continually under consideration by the U.S. Congress, state legislatures and federal and state regulatory agencies. The recent changes in the U.S. presidential administration and the composition of the U.S. Congress has led to significant changes to the existence, priorities, scope, practices and/or staffing levels of various regulatory agencies. For example, in February 2025, the Trump administration directed the CFPB to, among other things, suspend rule implementations and cease supervision activities. Accordingly, the following discussion must be read in light of the enactment of any new federal or state banking laws or regulations or any amendment or repeal of existing laws or regulations, or any change in the policies of the regulatory agencies with jurisdiction over our operations, after the date of this Form 10-K.

Bank Holding Company Supervision and Regulation

Because we own all of the capital stock of the Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "BHC Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

Acquisition of Banks

The BHC Act requires every bank holding company to obtain the Federal Reserve's prior approval before:

● acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will, directly or indirectly, own or control more than 5% of the bank's voting shares;
● acquiring all or substantially all of the assets of any bank; or
● merging or consolidating with any other bank holding company.

In reviewing merger and other acquisition transactions, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy, which is discussed in the section below titled "Supervision and Regulation—Bank Supervision and Regulation – Capital Adequacy." The consideration of convenience and needs of the community to be served includes the institution's performance under the Community Reinvestment Act (the "CRA").

Additionally, the BHC Act provides that the Federal Reserve may not approve a merger or other acquisition transaction if the transaction would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served.

Change in Bank Control

Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person's or company's acquiring "control" of a bank holding company. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. In addition, any person or group of persons acting in concert must obtain the approval of the Federal Reserve before acquiring 25% or more of the outstanding common stock of a bank holding company or otherwise obtaining control or a "controlling influence" over the bank holding company (certain presumptions of control may apply once an acquiror owns 5% or more of the common stock and certain other factors are present).

Permissible Activities Under the BHC Act

Under the BHC Act, a bank holding company is generally permitted to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

- banking or managing or controlling banks; and
- any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include: factoring accounts receivable; making, acquiring, brokering or servicing loans and usual lending-related activities; leasing personal property; operating a non-bank depository institution, such as a savings association; trust company functions; financial and investment advisory activities; certain agency securities brokerage activities; underwriting and dealing in government obligations and money market instruments; providing specified management consulting and counseling activities; performing selected data processing services and support services; and acting as an agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, permitting the bank holding company to engage in activities that are financial in nature or incidental or complementary to financial activity without posing a substantial risk to the safety and soundness of a depository institution or to the financial system generally. The BHC Act expressly lists the following activities as financial in nature: lending, trust and other banking activities; insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state; providing financial, investment, or economic advisory services; issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly; underwriting, dealing in or making a market in securities; other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks; activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad; merchant banking through securities or insurance affiliates; and insurance company portfolio investments. For us to qualify to become a financial holding company, the bank and any other depository institution subsidiary of ours must be well-capitalized and well-managed and must have a CRA rating of at least "satisfactory". Additionally, we must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days written notice after engaging in a permitted financial activity. We have not elected to become a financial holding company at this time.

Support of Subsidiary Institutions

The Federal Deposit Insurance Act and Federal Reserve policy require a bank holding company to act as a source of financial and managerial strength to its bank subsidiaries. Under these requirements, a bank holding company is expected to commit financial resources and take other measures to support its bank subsidiaries even at times when the holding company may not be in a financial position to provide such resources or when the holding company may not be inclined to provide them. In addition, where a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company's subsidiary depository institutions is responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result of these requirements, a bank holding company may, among other things, be compelled to loan money to a bank subsidiary in the form of subordinate capital notes or other instruments that qualify as capital under bank regulatory rules. Any loans from the holding company to such subsidiary banks likely would be unsecured and subordinated to such bank's depositors and perhaps to other creditors of the bank.

Repurchase or Redemption of Securities

A bank holding company is generally required to give the Federal Reserve prior written notice of any purchase or redemption of its own then-outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve. The Federal Reserve has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain conditions.

Bank Supervision and Regulation

Generally

The Bank is an Alabama state-chartered bank and, as such, is subject to examination and regulation by the Alabama Banking Department. The Bank is not a member of the Federal Reserve System but is subject to various regulations and requirements promulgated by the Federal Reserve, the CFPB, the Federal Trade Commission, the Financial Crimes Enforcement Network, the Office of Foreign Assets Control ("OFAC"), and other federal regulatory agencies. State non-member banks are, in addition to regulation by the applicable state regulatory authority, subject to supervision and regular examination by the FDIC. The FDIC and the Alabama Banking Department regularly examine the Bank's operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to prevent the development or continuance of unsafe or unsound banking practices or other violations of law. Additionally, the Bank's deposits are insured by the FDIC to the maximum extent provided by law. The extensive state and federal banking laws and regulations to which the Bank is subject are generally intended to protect the Bank's customers (including depositors), the FDIC's Deposit Insurance Fund and the banking system as a whole, and generally is not intended for the protection of stockholders or other investors. The following discussion describes the material elements of the regulatory framework that applies to the Bank.

FDIC Insurance Assessments

The Bank's deposits are insured by the FDIC to the full extent provided in the Federal Deposit Insurance Act, and the Bank pays assessments to the FDIC for that coverage. Under the FDIC's risk-based deposit insurance assessment system, an insured institution's deposit insurance premium is computed by multiplying the institution's assessment base by the institution's assessment rate. An institution's assessment base and assessment rate are determined each quarter.

An institution's assessment base equals the institution's average consolidated total assets during a particular assessment period, minus the institution's average tangible equity capital (that is, Tier 1 capital) during such period. The method for determining an institution's risked-based assessment rate differs for small banks and large banks. Large banks (generally, those with $10 billion or more in assets) are assigned an individual rate based on a scorecard. The scorecard combines the following measures to produce a score that is converted to an assessment rate: CAMELS component ratings, financial measures used to measure a bank's ability to withstand asset-related and funding-related stress, and a measure of loss severity that estimates the relative magnitude of potential losses to the FDIC in the event of the bank's failure. Assessment rates for both large and small banks are subject to adjustment. Assessment rates: (1) decrease for issuance of long-term unsecured debt, including senior unsecured debt and subordinated debt; (2) increase for holdings of long-term unsecured or subordinated debt issued by other insured banks (the Depository Institution Debt Adjustment or DIDA); and (3) for large banks that are not well-rated or not well-capitalized, increase for significant holdings of brokered deposits. In November 2023, the FDIC issued a final rule implementing a special assessment to recover the loss to the Deposit Insurance Fund associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The assessment base for the special assessment equals an insured depository institution's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion. The special assessment will be collected at an annual rate of approximately 13.4 basis points for an initial total of eight quarterly assessment periods. The amount the Bank pays to the FDIC in assessments is affected not only by the risk the Bank poses to the Deposit Insurance Fund, but also by the adequacy of the fund to cover the risk posed by all insured institutions. From 2008 to 2013, the United States experienced an unusually high number of bank failures, resulting in significant losses to the Deposit Insurance Fund. Moreover, the Dodd-Frank Act permanently increased the standard maximum deposit insurance amount from $100,000 to $250,000, and raised the minimum required Deposit Insurance Fund reserve ratio (i.e., the ratio of the amount on reserve in the Deposit Insurance Fund to the total estimated insured deposits) from 1.15% to 1.35%. To support the Deposit Insurance Fund in response to those circumstances, the FDIC took several extraordinary actions, including imposing a one-time special assessment on insured institutions in 2023, with an updated assessment in 2024, and requiring institutions to prepay quarterly assessments attributable to a three-year period. The FDIC also has established a higher long-term target Deposit Insurance Fund ratio of 2%. We cannot predict whether, as a result of an adverse change in economic conditions or other reasons, the FDIC will take similar extraordinary actions or otherwise increase deposit insurance assessment levels in the future. Any future increases could have a negative impact on our bank's earnings.

Termination of Deposit Insurance

The FDIC may terminate its insurance of deposits of a bank if it finds that the bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act

The CRA requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve or the FDIC will evaluate the record of each financial institution in meeting the needs of its local community, including low and moderate-income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open an office or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Additionally, we must publicly disclose the terms of various CRA-related agreements.

On October 24, 2023, the federal banking agencies adopted a final rule to modernize the CRA regulations. Under the final rule, (1) the federal banking agencies will evaluate bank performance across the varied activities they conduct and communities in which they operate in order to encourage banks to expand access to credit, investment, and banking services in low- and moderate-income communities, (2) the CRA regulations are updated to evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, branchless banking, and hybrid models, (3) a new metrics-based approach was adopted to evaluate bank retail lending and community development financing, using benchmarks based on peer and demographic data and (4) CRA evaluations and data collection are tailored according to bank size and type. In addition, the final rule also exempts small and intermediate banks from new data requirements that apply to banks with assets of at least $2 billion and limits certain new data requirements to large banks with assets greater than $10 billion. Most of the new rule's requirements were originally scheduled to become applicable on January 1, 2026 with the remaining requirements, including the data reporting requirements, becoming applicable on January 1, 2027. However, a federal court issued an injunction in March 2024 that indefinitely extended the compliance date until the injunction is lifted. Further, in July 2025, the federal banking agencies issued a notice of proposed rulemaking to rescind the October 2023 final rulemaking and replace it with the prior CRA regulation.

Interest Rate Limitations

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates.

Federal Laws Applicable to Consumer Credit and Deposit Transactions

The Bank's loan and deposit operations are subject to a number of federal consumer protection laws and regulations, including, among others:

- the Truth-In-Lending Act, as implemented by Regulation Z issued by the CFPB, governing, among other things, the disclosure of credit terms to consumers;
- the Real Estate Settlement Procedures Act, as implemented by Regulation X issued by the CFPB, prescribing, among other things, requirements in connection with residential mortgage loan applications, settlements, and servicing;
- the Home Mortgage Disclosure Act, as implemented by Regulation C issued by the CFPB, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- the Equal Credit Opportunity Act, as implemented by Regulation B issued by the CFPB, prohibiting discrimination on the basis of race, color, religion, national origin, sex, marital status, age, or certain other prohibited factors in all aspects of credit transactions, imposing certain requirements regarding credit applications, and prescribing certain disclosure obligations;
- the Fair Credit Reporting Act, as implemented in part by Regulation V issued by the CFPB, governing the use and provision of information to credit reporting agencies by imposing, among other things, requirements for financial institutions to develop policies and procedures to identify potential identity theft, requirements for entities that furnish information to consumer reporting agencies (which would include the Bank) to implement procedures and policies regarding the accuracy and integrity of the furnished information and respond to disputes from consumers regarding credit reporting issues, requirements for mortgage lenders to disclose credit scores to consumers, and limitations on the ability of a business that receives consumer information from an affiliate to use that information for marketing purposes;
- the Fair Debt Collection Practices Act, as implemented in part by Regulation F issued by the CFPB, governing the manner in which consumer debts may be collected by debt collectors;
- the Servicemembers' Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service;
- the Right to Financial Privacy Act, imposing a duty to maintain the confidentiality of consumer financial records and prescribing procedures for complying with administrative subpoenas of financial records;

- the Electronic Funds Transfer Act, as implemented by Regulation E issued by the CFPB, governing automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;
- the Truth in Savings Act, as implemented by Regulation DD issued by the CFPB, governing, among other things, the disclosure of deposit terms to consumers; and
- the Fair Housing Act, prohibiting discrimination in most housing-related activities, including financing, based on race, color, sex, national origin or religion.

Additionally, the Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Capital Adequacy

General Information. The federal banking agencies view capital levels as important indicators of an institution's financial soundness. In this regard, we and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (in our case) and the FDIC and the Alabama Banking Department (in the case of the Bank). Such standards are based on the December 2010 final capital framework for strengthening international capital standards, known as Basel III, of the Basel Committee on Banking Supervision (the "Basel Committee"). The implementation of Basel III for United States institutions began on January 1, 2015.

Current capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. Significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

United States Implementation of Basel III. In July 2013, the federal banking agencies published final rules (the "Basel III Capital Rules") to implement, in part, the Basel III framework issued by the Basel Committee and certain provisions of the Dodd-Frank Act. The Basel III Capital Rules apply to banking organizations, including us and the Bank.

Among other things, the Basel III Capital Rules: (i) emphasize common equity tier 1 capital, or "CET1," which is predominately made up of retained earnings and common stock instruments; (ii) specify that an institution's tier 1 capital consists of CET1 and additional financial instruments satisfying specified requirements that permit inclusion in tier 1 capital; (iii) define CET1 narrowly by requiring that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions or adjustments from capital as compared to the previous regulations. The Basel III Capital Rules also provide a permanent exemption from a proposed phase out of existing trust preferred securities and cumulative perpetual preferred stock from regulatory capital for banking organizations with less than $15 billion in total consolidated assets as of December 31, 2009.

The Basel III Capital Rules provide for the following minimum capital to risk-weighted assets ratios:

- 4.5% based upon CET1;
- 6.0% based upon tier 1 capital; and
- 8.0% based upon total regulatory capital (tier 1 plus tier 2).

A minimum leverage ratio (tier 1 capital as a percentage of total assets) of 4.0% is also required under the Basel III Capital Rules. The Basel III Capital Rules additionally require institutions to retain a capital conservation buffer of 2.5% above these required minimum capital ratio levels. The capital conservation buffer, which must consist of CET1, is designed to absorb losses during periods of economic stress. Banking organizations that fail to maintain the minimum 2.5% capital conservation buffer could face restrictions on capital distributions or discretionary bonus payments to executive officers.

The Basel III Capital Rules became effective as applied to us and the Bank on January 1, 2015, with a phase in period that generally extended from January 1, 2015 through January 1, 2019. We and the Bank are currently in compliance with Basel III Capital Rules.

Since the initial implementation of the Basel III Capital Rules, the U.S. federal banking agencies and other interested parties have proposed and, in certain cases, made changes to the rules based on a number of factors, including prevailing economic conditions and policy initiatives. For example, in September 2017 the U.S. federal banking agencies proposed revisions to the Basel III Capital Rules to simplify the capital treatment of certain types of assets, including certain types of mortgage servicing rights and tax deferred assets. Those revisions, with certain modifications, took effect in April 2020.

In December 2017, the Basel Committee published revisions to its regulatory framework that it described as the finalization of the Basel III post-crisis regulatory reforms. Among other things, these revisions are meant to strengthen credibility in the calculation of risk-weighted assets by enhancing the robustness and risk sensitivity of the standardized approaches for credit risk and operational risk and to add new capital requirements for certain "unconditional cancellable commitments," such as credit card lines. These revisions were generally effective on January 1, 2022, with an aggregate output floor phasing in through January 1, 2027. Operational risk capital requirements and a capital floor only apply to advanced approaches institutions under current U.S. capital rules.

New proposals for changes to bank capital rules will continue to be made over time. We will monitor and adapt to changes to those rules as they occur.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 established a system of "prompt corrective action" to resolve the problems of undercapitalized financial institutions. Under this system, which was modified by the Basel III Capital Rules, the federal banking agencies have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into which all institutions are placed. The federal banking agencies have also specified by regulation the relevant capital thresholds for each of those categories. At December 31, 2025, the Bank was well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank had to maintain minimum total risk-based, tier 1 risk-based, CET1 risk-based, and tier 1 leverage ratios of 10%, 8%, 6.5% and 5%, respectively, and must not be subject to any order or written agreement or directive by a federal banking agency to meet and maintain a specific capital level for any capital measure.

Federal banking agencies are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company's obligation to fund a capital restoration plan is limited to the lesser of (i) 5% of an undercapitalized subsidiary's assets at the time it became undercapitalized and (ii) the amount required to meet regulatory capital requirements. An undercapitalized institution also is generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital. Banks that are not well capitalized may not accept or renew brokered deposits without a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on deposits.

Liquidity

Financial institutions are subject to significant regulatory scrutiny regarding their liquidity positions. This scrutiny has increased over the last decade, as the economic downturn in the late 2000s negatively affected the liquidity of many financial institutions. Various bank regulatory publications, including FDIC Financial Institution Letter FIL-13-2010 (Funding and Liquidity Risk Management) and FDIC Financial Institution Letter FIL-84-2008 (Liquidity Risk Management), address the identification, measurement, monitoring and control of funding and liquidity risk by financial institutions. Regulatory scrutiny became even more enhanced during 2023 due to the failures of Silicon Valley Bank, Signature Bank and First Republic Bank. In July 2023, the agencies issued updated guidance to remind depository institutions to maintain actionable contingency funding plans that take into account a range of possible stress scenarios.

Basel III also addresses liquidity management by proposing two new liquidity metrics for financial institutions. The first metric is the "Liquidity Coverage Ratio," and it aims to require a financial institution to maintain sufficient high quality liquid resources to survive an acute stress scenario that lasts for one month. The second metric is the "Net Stable Funding Ratio," and its objective is to require a financial institution to maintain a minimum amount of stable sources relative to the liquidity profiles of the institution's assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon.

In the Basel III Capital Rules, the federal banking agencies did not address either the Liquidity Coverage Ratio or the Net Stable Funding Ratio. However, in September 2014, the federal banking agencies adopted final rules implementing a Liquidity Coverage Ratio requirement in the United States for larger banking organizations. In February 2021, the federal banking agencies adopted final rules implementing a Net Stable Funding Ratio requirement, also for larger U.S. banking organizations. Neither we nor the Bank is subject to either set of rules.

While we are not subject to the Liquidity Coverage Ratio or the Net Stable Funding Ratio rules, increased liquidity requirements generally would be expected to cause the Bank to invest its assets more conservatively—and therefore at lower yields—than it otherwise might invest. Such lower-yield investments likely would reduce the Bank's revenue stream, and in turn its earnings potential.

Payment of Dividends

We are a legal entity separate and distinct from the Bank. Our principal source of cash flow, including cash flow to pay dividends to our stockholders, is dividends the Bank pays to us as the Bank's sole shareholder. Statutory and regulatory limitations apply to the Bank's payment of dividends to us as well as to our payment of dividends to our stockholders. The requirement that a bank holding company must serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve that a bank holding company should not maintain a level of cash dividends to its stockholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company's ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Delaware corporate law.

The Alabama Banking Department also regulates the Bank's dividend payments. Under Alabama law, a state-chartered bank may not pay a dividend in excess of 90% of its net earnings until the Bank's surplus is equal to at least 20% of its capital (our bank's surplus currently exceeds 20% of its capital). Moreover, our bank is also required by Alabama law to obtain the prior approval of the Superintendent of Banks ("Superintendent") for its payment of dividends if the total of all dividends declared by the bank in any calendar year will exceed the total of (i) the bank's net earnings (as defined by statute) for that year, plus (ii) its retained net earnings for the preceding two years, less any required transfers to surplus. Based on this, our bank would be limited to paying $500.3 million in dividends as of December 31, 2025, subject to maintaining certain required capital levels. In addition, no dividends, withdrawals or transfers may be made from the bank's surplus without the prior written approval of the Superintendent.

Our and the Bank's payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. We and the Bank are also restricted from paying dividends if we fail to maintain capital above the Basel III capital conservation buffer. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. If, in the opinion of the federal banking agencies, we or the Bank were engaged in or about to engage in an unsafe or unsound practice (such as paying an excessive dividend), the federal banking agencies could require, after notice and a hearing, that we or the Bank stop or refrain from engaging in the questioned practice.

Restrictions on Transactions with Affiliates and Insiders

We are subject to Section 23A of the Federal Reserve Act, which places limits on the amount of: a bank's loans or extensions of credit to affiliates; a bank's investment in affiliates; assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve; loans or extensions of credit made by a bank to third parties collateralized by the securities or obligations of affiliates; a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate; a bank's transactions with an affiliate involving the borrowing or lending of securities to the extent they create credit exposure to the affiliate; and a bank's derivative transactions with an affiliate to the extent they create credit exposure to the affiliate. The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, certain of these transactions must also meet specified collateral requirements. The bank must also comply with other provisions designed to avoid the taking of low-quality assets from an affiliate. An affiliate for purposes of Sections 23A and 23B includes a bank's parent holding company and any subsidiary owned by the parent holding company.

We are also subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits a bank from engaging in these transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions. Alabama state banking laws also have similar provisions.

Lending Limits

Under Alabama law, the amount of loans which may be made by a bank in the aggregate to one person is limited. Alabama law provides that unsecured loans by a bank to one person may not exceed an amount equal to 10% of the capital and unimpaired surplus of the bank or 20% in the case of secured loans. For purposes of calculating these limits, loans to various business interests of a single borrower, including companies in which a substantial portion of the stock is owned or partnerships in which a person is a partner, must be aggregated with those made to the borrower individually. Loans secured by certain readily marketable collateral are exempt from these limitations, as are loans secured by deposits and certain government securities.

Commercial Real Estate Concentration Limits

The Federal Reserve and other federal banking agencies promulgated guidance governing financial institutions with concentrations in commercial real estate lending entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices". The guidance describes the criteria the agencies will use as indicators to identify institutions potentially exposed to commercial real estate ("CRE") concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution's capital, or (iv) total non-owner occupied CRE loans representing 300% or more of the institution's capital, and the outstanding balance of the institution's CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk. If a concentration is present, management must employ heightened risk management practices that address, among other things, board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. In 2015, the U.S. bank regulatory agencies issued additional guidance entitled "Statement on Prudent Risk Management for Commercial Real Estate Lending" to remind financial institutions of existing guidance on prudent risk management practices for CRE lending activity. The agencies noted their belief that financial institutions had eased CRE underwriting standards in recent years and went on to identify actions that financial institutions should take to protect themselves from CRE-related credit losses during difficult economic cycles. The guidance also indicated that the agencies would pay special attention in the future to potential risks associated with CRE lending.

Privacy and Data Security

We are subject to a number of U.S. federal, state, local and foreign laws and regulations relating to consumer privacy and data protection. Under privacy protection provisions of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations and guidance, we are limited in our ability to disclose certain non-public information about consumers to nonaffiliated third parties. Financial institutions, such as the Bank, are required by statute and regulation to notify consumers of their privacy policies and practices and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. In addition, such financial institutions must appropriately safeguard their customers' nonpublic, personal information.

Federal law and regulations also establish certain information security guidelines that require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to develop, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. Under federal guidance, banks have to provide notice to affected customers of a data breach under certain circumstances.

In recent years, privacy laws have been a particular focus in the United States, Europe, and elsewhere. Many new privacy laws, including the California Consumer Privacy Act and the Virginia Consumer Data Protection Act, create new individual privacy rights and impose increased obligations on companies handling personal data. In addition, multiple other states, the U.S. Congress, and regulators in and outside the United States are considering similar laws or regulations which could create new individual privacy rights and impose increased obligations on companies handling personal data. For example, in November 2021, the U.S. federal banking agencies adopted a rule regarding notification requirements for banking organizations related to significant computer security incidents. Under the final rule, a banking organization must notify its primary federal regulator within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector.

From an operational standpoint, cyberattacks and similar attempts to gain access to confidential customer information maintained by banks and other financial institutions have prompted the federal banking agencies to issue extensive guidance on cybersecurity. Among other things, financial institutions are expected to design multiple layers of security controls to establish lines of defense and ensure that their risk management processes address the risks posed by compromised customer credentials, including security measures to authenticate customers accessing internet-based services. A financial institution also should have a robust business continuity program to recover from a cyberattack and procedures for monitoring the security of third-party service providers that may have access to nonpublic data at the institution.

We take privacy and data security matters very seriously, and we work hard to protect confidential customer information. We will continue to monitor these areas, including applicable laws, rules, and regulatory guidance, very closely.

Anti-Terrorism and Money Laundering Legislation

Our bank is subject to federal laws that are designed to counter money laundering and terrorist financing, and transactions with persons, companies, or foreign governments sanctioned by the United States. These include the USA Patriot Act, the Bank Secrecy Act, the Money Laundering Control Act, and the requirements of the OFAC. These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and account or other relationships, including obligations of a depository institution to verify customer identity, conduct customer due diligence, report on suspicious activity, file reports of transactions in currency, and conduct enhanced due diligence on certain accounts. They also prohibit us from engaging in transactions with certain designated restricted countries and persons. We are required by our regulators to maintain policies and procedures to comply with the foregoing restrictions.

Failure to comply with these statutes, rules and regulations, or failure to maintain an adequate compliance program, could lead to monetary penalties and reputational damage to our bank. Our banking regulators evaluate the effectiveness of our policies and procedures when determining whether to approve certain proposed banking activities, including acquisitions and branch applications. We believe the policies and procedures implemented by our Board of Directors are sufficient to be compliant with these laws.

Effect of Governmental Monetary Policies

Our bank's earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict, and have no control over, the nature or impact of future changes in monetary and fiscal policies.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered, or that file reports, under the Exchange Act. In particular, the act established (i) requirements for audit committees, including independence, expertise and responsibilities; (ii) responsibilities regarding financial statements for the chief executive officer and chief financial officer of the reporting company and new requirements for them to certify the accuracy of periodic reports; (iii) standards for auditors and regulation of audits; (iv) disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) civil and criminal penalties for violations of the federal securities laws. The legislation also established a new accounting oversight board to enforce auditing standards and restrict the scope of services that accounting firms may provide to their public company audit clients.

Overdraft Fees

Regulation E imposes restrictions on banks' abilities to charge overdraft fees. The rule prohibits financial institutions from charging fees for paying overdrafts on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

Open Banking Rule

On October 22, 2024, the CFPB issued its final rule implementing Section 1033 of the Dodd-Frank Act with respect to personal financial data rights, more commonly known as the "Open Banking Rule." The final rule, among other things, requires banks, credit unions, and other financial service providers to make a consumer's data available upon request to the consumer and their authorized third parties in a secure and reliable manner, and establishes obligations for third parties accessing consumers' data, including data security and privacy protections. According to the CFPB, the rule is designed to foster competition and innovation in the financial services industry by making it easier for consumers to switch financial providers and for new companies to offer innovative products and services. The rule is in a current state of flux as a federal court has issued a preliminary injunction prohibiting the CFPB from enforcing the rule until the CFPB can complete its reconsideration of the rule. In August 2025, the CFPB issued an advance notice of proposed rulemaking seeking comments as it evaluates issuing a proposed rule that would replace the current rule.

Interchange Fees

The Dodd-Frank Act, through a provision known as the Durbin Amendment, required the Federal Reserve to establish standards for interchange fees that are "reasonable and proportional" to the cost of processing a debit card transaction and imposes other requirements on card networks. In June 2011, the Federal Reserve implemented a rule, which includes a cap of 21 cents plus .05% of the transaction on the interchange fee for debit card issuers with $10 billion or more in assets. The Bank exceeded $10 billion in assets for the first time as of June 30, 2020, and the Durbin Amendment rules became effective for us on July 1, 2022. The Durbin Amendment rules did not have a material impact on our revenue. In October 2023, the Federal Reserve requested comment on a proposal to lower the maximum interchange fee that a large debit card issuer can receive for a debit card transaction. The proposal would also establish a regular process for updating the maximum amount every other year going forward. The proposed rule is pending and has not been finalized.

Compensation Practices

Our compensation practices are subject to guidance provided by federal banking agencies. The federal banking agencies have issued comprehensive guidance on incentive compensation policies. This guidance is designed to ensure that a financial institution's incentive compensation structure does not encourage imprudent risk taking, which may undermine the safety and soundness of the institution. The guidance, which applies to all employees that have the ability to materially affect an institution's risk profile, either individually or as part of a group, is based upon three primary principles: (i) balanced risk taking incentives; (ii) compatibility with effective controls and risk management; and (iii) strong corporate governance.

The scope and content of the U.S. banking agencies' policies on compensation may continue to evolve in the near future. It cannot be determined at this time whether compliance with such policies will adversely affect the company's or the bank's ability to hire, retain and motivate its key employees.

The Volcker Rule

In December 2013, five U.S. financial regulators, including the Federal Reserve and the FDIC, adopted a final rule implementing the so-called "Volcker Rule." The Volcker Rule was created by Section 619 of the Dodd-Frank Act and prohibits "banking entities" from engaging in "proprietary trading" and making investments and conducting certain other activities with "private equity funds and hedge funds." Although the final rule provides some tiering of compliance and reporting obligations based on size, the fundamental prohibitions of the Volcker Rule apply to banking entities of any size, including us and the Bank.

Since the adoption of the final rule in 2013, U.S. financial regulators and other federal agencies have further adopted several changes to the final rule. On January 14, 2014, the agencies adopted an interim final rule permitting banking entities to retain interests in certain collateralized debt obligations backed primarily by trust preferred securities if certain qualifications are met. On July 9, 2019, the agencies adopted a final rule excluding community banks (i.e., those banks having $10 billion or less in total consolidated assets and trading assets and liabilities of 5% or less of total consolidated assets) from the Volcker Rule. On October 8, 2019, the agencies finalized revisions to the Volcker rule that simplified and streamlined compliance requirements for banking entities that do not have significant trading activities, while banking entities with significant trading activities would become subject to more stringent compliance requirements. The revisions continue to prohibit proprietary trading, while providing greater clarity and certainty for activities allowed under the law. With the changes, the agencies expect that the universe of trades that are considered prohibited proprietary trading will remain generally the same as under the agencies' 2013 final rule. These revisions became effective on January 1, 2020, with a required compliance date of January 1, 2021.

To date, the prohibitions under the Volcker Rule and the final rule adopted thereunder have not had, and we do not currently expect them to have in the future, a material effect on our businesses or revenue, but they do limit the scope of permissible activities in which we might engage.

The Dodd-Frank Act

The Dodd-Frank Act was signed into law in July 2010 and has significantly changed the bank regulatory environment and the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act required various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies were given significant discretion in drafting the implementing rules and regulations.

In May 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act ("EGRRCPA") was signed into law. In many instances the EGRRCPA increased the Dodd-Frank mandated asset thresholds, to which enhanced supervision and prudential standards are applied. Previously, bank holding companies with assets of $10 billion or more were subject to stress testing. The asset threshold has been increased to $250 billion.

A number of the effects of the Dodd-Frank Act are described or otherwise accounted for in various parts of this *Bank Supervision and Regulation* section. The following items provide a brief description of certain other provisions of the Dodd-Frank Act that may be relevant to us and the Bank.

- The Dodd-Frank Act created the CFPB and gave it broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets for four consecutive quarters. We are now subject to CFPB supervisory and enforcement authority and expenses related to regulatory compliance are likely to increase as a result.
- The Dodd-Frank Act imposed new requirements regarding the origination and servicing of residential mortgage loans. The law created a variety of new consumer protections, including limitations on the manner by which loan originators may be compensated and an obligation on the part of lenders to verify a borrower's "ability to repay" a residential mortgage loan.
- The Dodd-Frank Act imposes many investor-protection, corporate governance and executive compensation rules that have affected most U.S. publicly traded companies. The Dodd-Frank Act (i) requires publicly traded companies to give stockholders a non-binding vote on executive compensation and golden parachute payments; (ii) enhances independence requirements for compensation committee members; (iii) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; (iv) authorizes the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials; and (v) directs the federal banking agencies to issue rules prohibiting incentive compensation that encourages inappropriate risks.
- Although insured depository institutions have long been subject to the FDIC's resolution process, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain "covered financial companies," including bank holding companies and systemically significant non-bank financial companies. Upon certain findings being made, the FDIC may be appointed receiver for a covered financial company and would conduct an orderly liquidation of the entity. The FDIC liquidation process is modeled on the existing Federal Deposit Insurance Act bank resolution process, and generally gives the FDIC more discretion than in the traditional bankruptcy context.
- Pursuant to the Dodd-Frank Act, national and state-chartered banks may open an initial branch in a state other than its home state (*e.g.*, a host state) by establishing a *de novo* branch at any location in such host state at which a bank chartered in such host state could establish a branch. Applications to establish such branches must still be filed with the appropriate primary state and federal banking agencies.

On March 30, 2023, the CFPB issued a final rule implementing Section 1071 of the Dodd-Frank Act. The final rule requires financial institutions to collect and report data to the CFPB on small business loan applicants, including demographic data, lending decisions and the price and terms of credit. The purpose of the rulemaking is to increase transparency and combat discrimination in small business lending. The CFPB issued a Notice of Proposed Rulemaking in November 2025 that would make certain changes to the rule, including reducing the number of data points banks must collect and report as well as extending the compliance deadline to January 1, 2028.

As noted above, the implementation of the Dodd-Frank Act is ongoing. In addition, we are subject to heightened regulatory scrutiny and requirements as a result of our total assets exceeding $10 billion for four consecutive quarters ending with the first quarter in 2021. It is difficult to anticipate the overall financial impact of the Dodd-Frank Act on the Bank and us. However, compliance with the Dodd-Frank Act and its implementing regulations has resulted in, and is expected to continue to result in, additional operating and compliance costs that could have a material adverse effect on our business, financial condition and results of operations.

Regulation Extends Beyond Banking Agencies

In addition to regulations issued by the Alabama Banking Department and federal banking agencies, we are subject to regulations issued by other state and federal agencies with respect to certain financial products and services we offer and our operations generally. These include, for example, the SEC, various taxing authorities, and various state insurance regulators.

Other Legislation and Regulatory Action relating to Financial Institutions

Government efforts made over the last decade to strengthen the United States financial system, including the Dodd-Frank Act and its related rules and regulations, subject us and the Bank to a number of new regulatory compliance obligations, many of which may impose additional fees, costs, requirements, and restrictions. These fees, costs, requirements, and restrictions, as well as any others that may be imposed in the future, may have a material adverse effect on our business, financial condition, and results of operations.

New proposals to change the laws and regulations governing the banking industry are frequently introduced in the United States Congress, in the state legislatures and before the various bank regulatory agencies. Additionally, the future implementation and enforcement of regulations may be affected by current and future Presidential administrations. The likelihood and timing of any such changes and the impact such changes might have on us and the Bank, however, cannot be determined at this time. In this regard, bills are presently pending before Congress and certain state legislatures, and additional bills may be introduced in the future in Congress and state legislatures, to alter the structure, regulation and competitive relationships of financial institutions. We cannot predict whether or in what form any of these proposals will be adopted or the extent to which our business may be affected by any new regulation or statute.

Human Capital Resources

At ServisFirst Bancshares, we believe that our employees are truly our most valuable asset and that each of us directly contributes to our continued mutual success. As of December 31, 2025, we had 666 full-time equivalent employees. We have 216 employees located in our corporate office, including sales and operations, and 450 in our regional offices and branches. Our management believes that we have good relations with our employees.

Hiring, Promotion and Talent Development

We are always looking to build our workforce from within and promote from our current talent pool whenever possible. When this is not the case, we look to career fairs and local colleges to network on an ongoing basis, as well as utilizing professional networking platforms, such as LinkedIn. We also have a referral bonus program for current employees, which we believe helps us to diversify our workforce at the same time. We are also committed to the continued development of our employees. Compliance, information technology and other banking industry-related training is completed by employees throughout the year. We also aim to assist our employees with position-related training and development when available. We recruit the best people for the job regardless of gender, race, ethnicity, age, disability, sexual orientation, gender identity, cultural background or religious belief. It is our policy to fully comply with all state and federal laws applicable to discrimination in the workplace.

Health and Safety

The success of our business is fundamentally connected to the well-being of our employees. At the Bank, the health and safety of our employees are our top priority. We are committed to providing a safe and supportive work environment where every team member can thrive. We continuously assess and improve our safety practices, ensuring compliance with all relevant regulations, and promote a culture of open communication.

Compensation and Benefits

We provide robust compensation and benefits programs to help meet the needs of our employees. In addition to competitive salaries, these programs include annual bonuses, a 401(k) Retirement Plan, full medical, dental and vision insurance, life insurance and paid time off. Our Compensation Committee has retained a consultant to advise on pay structure for our executive officers. As part of our compensation philosophy, we believe that we must offer and maintain market competitive total rewards programs for our employees in order to attract and retain superior talent.

Available Information

Our corporate website is www.servisfirstbank.com. We have direct links on this website to our Code of Ethics and the charters for our Audit, Compensation and Corporate Governance and Nominations Committees, accessible on the "Investor Relations" section of our website. We also have direct links to our filings with the SEC, including, but not limited to, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and any amendments to these filings, which are available free of charge through our corporate website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Stockholders may request hard copies of our filings, free of charge, by contacting our Senior Vice President of Corporate Treasury and Investor Relations, Davis Mange, at 2500 Woodcrest Place, Birmingham, AL 35209, telephone (205) 949-3420.

ITEM 1A. RISK FACTORS.

The following list identifies the material risk factors known to us as of the date of this Form 10-K. Our business, financial condition, results of operations and prospectus and ability to pay dividends could be materially harmed by any of the following risks or by other risks identified in this Form 10-K, as well as by other risks we may not have anticipated or viewed as material as of the date of this Form 10-K. Such risks and uncertainties could cause actual results to differ materially from those contained in forward-looking statements presented elsewhere by management. See also "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business

We are dependent on the services of our management team, key employees and Board of Directors

Our success depends in large part on the performance of our key personnel, including our management team, and Board of Directors and directors of the Bank. If any of our or the Bank's executive officers, other key personnel, or directors leaves us or the Bank, we may be adversely affected. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy.

We are subject to numerous risks related to real estate.

As of December 31, 2025, 65.8% of our loan portfolio was composed of commercial and consumer real estate loans, of which 32.2% was owner-occupied commercial or 1-4 family mortgage loans. The real estate collateral provides an alternate source of repayment in the event of default by the borrower, but could deteriorate in value after the time the credit is initially extended. A decline in real estate values, could require us to re-value the collateral and increase our provision for credit losses.

Additionally, in the event of a default with respect to any of these loans, we may foreclose on the real estate, which subjects us to additional risk of ownership and operation of real estate. The amount we receive upon ultimate sale of the collateral is dependent upon many factors outside of our control, which may result in the amount received being less than the outstanding principal and interest on the loan. We may also face difficulty managing the amount of costs or size of the risks associated with the ownership of real estate prior to sale.

Furthermore, we could be liable to governmental entities or third parties related to environmental and other liabilities with respect to real estate that we foreclose upon. The costs associated with environmental investigation or remediation activities could be substantial.

Our largest loan relationships currently make up a significant percentage of our total loan portfolio.

As of December 31, 2025, our 10 largest borrowing relationships totaled $823.9 million in commitments (including unfunded commitments), or approximately 6.0% of our total loan portfolio. If one or more of these relationships were to become delinquent or suffer default, we could be at risk of material losses. The allowance for credit losses may not be adequate to cover losses associated with any of these relationships, and we may be required to increase the allowance or suffer a loss in connection therewith.

Our decisions regarding credit risk could be inaccurate and our allowance for credit losses may be inadequate.

We maintain an allowance for credit losses that we consider adequate to absorb losses inherent in the loan portfolio based on our assessment of the information available. In determining the size of our allowance for credit losses, management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans, as well as historical loss experience, current conditions, reasonable and supportable forecasts, and other pertinent information.

If our assumptions and judgments are inaccurate, particularly with respect to creditworthiness of borrowers and value of collateral, we may incur loan losses in excess of our current allowance for credit losses and be required to make material additions to our allowance for credit losses. Furthermore, federal and state regulators periodically review our allowance for credit losses and could require us to materially increase our allowance for credit losses or recognize further loan charge-offs based on judgments different than those of our management.

For more information, see Note 1 – "*Summary of Significant Accounting Policies*" in the Notes to Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report

The internal controls that we have implemented in order to mitigate risks inherent to the business of banking might fail or be circumvented.

Management regularly reviews and updates our internal controls and procedures that are designed to identify, measure, monitor, report and analyze the types of risk to which we are subject, including liquidity risk, credit risk, market risk, legal risk, compliance risk, strategic risk, cybersecurity risk, reputational risk and operational risk related to our employees, systems and vendors, among others. Any system of control and any system to reduce risk exposure, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. A failure or circumvention in our internal controls could have a significant negative impact on our Company and our reputation with our customers, regulators and investors.

Our corporate structure provides for decision-making authority by our regional chief executive officers and banking teams.

We attract and retain our management talent by empowering them to make certain business decisions on a local level, subject to certain exceptions that require approval by our centralized credit administration department in Birmingham, Alabama or our senior management team. Our local bankers may not follow our internal procedures, whether intentionally or negligently, or otherwise act in our best interests with respect to their decision-making.

We may fail to grow or fail to manage our growth effectively.

We have opened new offices in several new markets in the past five years. Our current strategy is to grow organically and, if appropriate, supplement that growth with select acquisitions.

We may be unable to continue our growth, whether organic or through acquisitions, due to a number of factors, such as changes in economic conditions, changes in banking laws, limited availability of suitable markets or targets, or our perceptions of acceptable risk. Further, even if we enter into new markets, we may not be able to successfully manage our growth or compete in new markets due to limitations in human resources, training and operational, financial and technological resources.

While we believe that we presently have sufficient capital to meet our needs for our immediate growth plans, our growth plans require capital, and our growth plans could be further limited by federal and state regulatory requirements to maintain adequate levels of capital to support our operations. If we require capital for our growth plans, our access to capital will depend on a number of factors, such as the state of the financial markets, including prevailing interest rates, confidence in financial institutions generally, perceptions of our business or our financial strength, and other factors, and we may not be able to obtain capital on favorable terms or at all.

We face competition from financial institutions and other financial service providers.

The banking business is highly competitive, and we experience competition in our markets from many other financial institutions. We compete with these other financial institutions both in attracting deposits and in making loans. Our profitability depends upon our continued ability to successfully compete with an array of financial institutions in our service areas and attract new customers.

Our ability to compete successfully will depend on a number of factors, including, among other things:

- our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;
- the scope, relevance and pricing of products and services that we offer;
- customer satisfaction with our products and services;
- industry and general economic trends; and
- our ability to keep pace with technological advances and to invest in new technology

Increased competition could require us to increase the rates that we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability. Our failure to compete effectively in our markets could restrain our growth or cause us to lose market share.

Our operations and financial performance could be adversely affected by natural disasters and weather.

Natural disasters, such as hurricanes, tornados, flooding, drought, fires, and earthquakes, and other similar unpredictable weather events such as heat waves, freezes, temperature changes, and changing weather patterns could affect us by interrupting our systems, damaging our offices or otherwise preventing us from operating our business in the ordinary course. Those events may also impact indirectly by damaging or destroying the businesses or properties of our customers, impairing our customers' ability to make loan payments on a timely basis, destroying property pledged as collateral for loans or increasing costs in response to changes. Certain of our coastal markets may be even more susceptible to hurricanes, flooding and other natural disasters more common to coastal areas. We may further be impacted by any increased burdens or costs to comply with increased environmental regulations or laws, market shifts and changing investor perception in response to the weather events described above.

We encounter technological change continually and have fewer resources than many of our competitors to invest in technological improvements.

The banking and financial services industries are undergoing rapid technological changes, with frequent introductions of new technology-driven products and services, including those of artificial intelligence. Our success will depend in part on our ability to address our customers' needs by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have greater resources to invest in technological improvements, and we may not be able to implement new technology-driven products and services, which could reduce our ability to effectively compete or increase our overall expenses.

Our information systems may experience a failure or interruption.

We rely heavily on communications and information systems to conduct our business. Any failure or interruption in the operation of these systems could impair or prevent the effective operation of our customer relationship management, general ledger, deposit, lending, or other functions. While we have policies and procedures designed to prevent or limit the effect of a failure or interruption in the operation of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. We will from time to time convert from one system to another in the normal course of business. Ineffective conversions could cause failure or interruption in the operation of our information systems. The occurrence of any failures or interruptions impacting our information systems could damage our reputation, result in a loss of customer business, and expose us to additional regulatory scrutiny, civil litigation, and possible financial liability.

We use information technology in our operations and offer online banking services to our customers, which exposes us to the risk of unauthorized access.

Secure processing, transmission, and storage of information in connection with our online banking services are critical elements of our operations. We plan to continue to provide internet banking and mobile banking channels, use our information systems and those of third parties, and plan to continue to develop additional remote connectivity solutions to serve our customers. We are under continuous threat of loss due to the evolving nature and complexity, and increasing frequency of, hacking, cyber-attacks and fraud, including fraud committed by external parties against us or our customers, fraud committed internally by or associates and fraud committed by customers, unauthorized access, security breaches, computer viruses and other malware, phishing schemes, human error or other security failures related to information systems. Our customer's use of personal smartphones, tablet PCs, or other mobile devices, and our use of third-party systems that are beyond our control systems in order to access our products and services may increase these risks. As these threats continue to evolve, we continue to spend significant capital and other resources to protect against these threats or to alleviate or investigate problems caused by such threats.

These threats may result in the unauthorized release, gathering, monitoring, misuse, loss, inability to compile or use, or destruction of our or our customers' confidential, proprietary data and other information, or otherwise disrupt our or our customers' or other third parties' business operations. This could result in significant regulatory costs and expose us to litigation and other possible liabilities, disrupt our systems and the systems of third parties we use, damage our competitive position, cause our existing customers to lose confidence in our systems, and adversely affect our reputation and ability to generate deposits. Our insurance may be inadequate to compensate us for losses due to any such loss or event.

Further, in addition to cyber-attacks, there has been a significant increase in check fraud in which checks are stolen in the mail and fraudulently deposited into the criminal's account. This has resulted in losses to the Bank, and we expect this trend to continue.

We are dependent upon outside third parties for the processing and handling of our records and data.

We rely on software developed and operated by third-party vendors to process various transactions. These systems include, but are not limited to, general ledger, payroll, employee benefits, loan and deposit processing, and securities portfolio accounting. While we perform a review of controls instituted by the applicable vendors over these programs in accordance with industry standards and perform our own testing of user controls, we must rely on the continued maintenance of controls by these third-party vendors, including safeguards over the security of customer data. In addition, we maintain, or contract with third parties to maintain daily backups of key processing outputs in the event of a failure on the part of any of these systems. Nonetheless, we may incur a temporary disruption in our ability to conduct business or process transactions, or incur damage to our reputation, if the third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Our agreements with outside third parties include indemnification obligations in the event of any such security breaches; however, there is no assurance that such third-parties will have sufficient resources to provide full indemnification of all of their customers in the event such a security breach occurs.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth or further expand our business. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may impede or prohibit our ability to grow and expand.

We may be subject to concentration risk.

Substantially all of our borrowers and depositors are individuals and businesses located and doing business in our markets, which may subject us to geographic, industry, borrower and collateral concentration. We have been, and may in the future be, negatively impacted by general business and economic conditions in our markets, including due to interest rates, housing conditions, real estate values, inflation, labor market issues, recession, tariffs, trade wars, pandemics, political issues, regulatory issues and changes local economies, that differ from the broader U.S. or global economies. Our credit risk and credit losses could increase if our loans are concentrated to borrowers engaged in the same or similar activities or to borrowers who as a group may be uniquely or disproportionately affected by unique geographic, industry or market conditions. This may expose us to greater lending risks than those faced by other banks that lend to different markets, industries, or to larger, better-capitalized and more diversified businesses with longer operating histories. We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through our loan approval and review procedures. Our use of historical and objective information in determining and managing credit exposure may not be accurate in assessing our risk.

Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal bank regulatory agencies have indicated their view that banks with high concentrations of loans secured by commercial real estate are subject to increased risk and should hold higher capital than regulatory minimums to maintain an appropriate cushion against loss that is commensurate with the perceived risk. Because a significant portion of our loan portfolio is dependent on commercial real estate, a change in the regulatory capital requirements applicable to us as a result of these policies could limit our ability to leverage our capital.

We are subject to interest rate risk, which could adversely affect our profitability.

Our profitability, like that of most financial institutions, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. We seek to position our asset portfolio to perform adequately in both a higher or lower interest rate environment, but this may not remain true in the future. Our interest sensitivity profile was somewhat liability sensitive as of December 31, 2025, generally meaning that our net interest income would decrease more from rising interest rates than from falling interest rates. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain or retain deposits, customer demand for loans, the fair value of our financial assets and liabilities, and the average duration of our assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, an increase in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also necessitate further increases to the allowance for credit losses.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. An inability to raise funds through deposits, borrowings, correspondent banks, the sale of loans and other sources could have a substantial negative effect on our liquidity. Approximately 73% of the Bank's liabilities as of December 31, 2025 were checking accounts and other liquid deposits, which are payable on demand or upon several days' notice, while by comparison, 77% of the assets of the Bank were loans, which cannot be called or sold in the same time frame. Our continued access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, satisfy regulatory capital requirements, and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our ability to meet deposit withdrawals and other customer needs.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of December 31, 2025, the fair value of our investment securities portfolio was approximately $1.69 billion. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates or instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.

Deterioration in the fiscal position of the U.S. federal government and downgrades in Treasury and federal agency securities could adversely affect us and our banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain. From time to time, the U.S. government approaches its statutory debt limit. The failure by Congress to raise the federal debt ceiling could have severe repercussions within the U.S. and to global credit and financial markets. If Congress does not raise the debt ceiling and if the U.S. government defaults on its payment obligations or experiences delays in making payments when due, such payment default or delay by the U.S. government, as well as continued uncertainty surrounding the U.S. debt ceiling or the U.S. government's ability to pay its debts, could result in a variety of adverse effects for financial markets, market participants and U.S. and global economic conditions. In addition, U.S. debt ceiling and budget deficit concerns have increased the possibility of a downgrade in the credit rating of the U.S. government and could result in economic slowdowns or a recession in the United States. Although U.S. lawmakers have passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the U.S. as a result of such disputes over the debt ceiling.

In addition to causing economic and financial market disruptions, any future downgrade, failure to continue to raise the U.S. statutory debt limit as needed, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences of any downgrade could extend to those to whom we extend credit and could adversely affect their ability to repay their loans.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. The soundness of many financial services companies may be closely interrelated as a result of credit, trading, clearing and other relationships between such financial services companies. Also as a result, we have credit risk exposure to different industries and counterparties, including correspondent banks, brokers and dealers, commercial banks, investment banks, and other institutional clients. Defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions.

Our investments and/or financings in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on our financial results.

We invest in and/or finance certain tax-advantaged projects promoting renewable energy sources and affordable housing for low- and moderate-income tenants. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. We are subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, will fail to meet certain government compliance requirements and will not be able to be fully realized. The possible inability to realize these tax credits and other tax benefits can have a negative impact on our financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside of our control, including changes in the applicable provisions of the tax code and the ability of the projects to be completed and properly managed.

Risks Related to Our Industry

We are subject to extensive regulation in the conduct of our business, which imposes additional costs on us and adversely affects our profitability.

As a bank holding company, we and the Bank are subject to federal regulation, and the examination and reporting requirements of various federal and state agencies, including the Federal Reserve, FDIC, CFPB, and the Alabama Banking Department. Federal and state regulation of the banking industry, along with tax and accounting laws, regulations, rules, and standards, may limit our operations significantly and control the methods by which we conduct business. Banking regulations are primarily intended to protect depositors, deposit insurance funds, and the banking system as a whole, and not stockholders or other creditors. These regulations affect lending practices, capital structure, investment practices, dividend policy, and overall growth, among other things. For example, federal and state consumer protection laws and regulations limit the manner in which we may offer and extend credit. In addition, the laws governing bankruptcy generally favor debtors, making it more expensive and more difficult to collect from customers who become subject to bankruptcy proceedings.

As a bank holding company, we are subject to certain capital requirements that may limit our operations.

As a bank holding company, we are subject to supervision and regulation by the Federal Reserve, including risk-based and leverage capital requirements. We must maintain certain risk-based and leverage capital ratios as required by the Federal Reserve, which can change depending on certain economic conditions and our risk profile and growth plans. Compliance with the capital requirements, including leverage ratios, may limit operations that require the intensive use of capital and could adversely affect our ability to expand or maintain present business levels. Additionally, failure by our bank to meet applicable capital requirements could subject us to a variety of regulatory sanctions, up to and including termination of deposit insurance by the FDIC.

Changes in laws, government regulation, monetary policy or accounting standards may have a material adverse effect on our results of operations.

Changes to statutes, regulations, accounting standards or regulatory policies, including changes in their interpretation or implementation by regulators, could affect us in substantial and unpredictable ways. For example, in February 2025, the Trump administration directed the CFPB to, among other things, suspend rule implementations and cease supervision activities. We cannot predict what other changes, if any, will be made to the legal and regulatory regime, whether the changes will be retained or the effect that such changes may have. Such changes could, among other things, subject us to additional costs and lower revenues, limit the types of financial services and products that we may offer, ease restrictions on non-banks and thereby enhance their ability to offer competing financial services and products, increase compliance costs, and require a significant amount of management's time and attention. Changes in accounting standards could materially impact, potentially even retroactively, how we report our financial condition and results of our operations. Failure to comply with statutes, regulations, or policies could result in sanctions by regulatory agencies, civil monetary penalties, or reputational damage.

Additionally, like all regulated financial institutions, we are affected by monetary policies implemented by the Federal Reserve and other federal instrumentalities. A primary instrument of monetary policy employed by the Federal Reserve is the restriction or expansion of the money supply through open market operations. This instrument of monetary policy frequently causes volatile fluctuations in interest rates. Borrowings by the United States government to finance government debt may also cause fluctuations in interest rates. We do not have any control over monetary policies, or changes in those policies, implemented by the Federal Reserve or otherwise.

Federal and state regulators periodically examine our business and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC, CFPB, and the Alabama Banking Department periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal or state banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, compliance with various regulations or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship.

FDIC deposit insurance assessments may materially increase in the future, which would have an adverse effect on earnings.

As an FDIC-insured institution, the Bank is assessed a quarterly deposit insurance premium. The amount of the premium is affected by a number of factors, including the risk the Bank poses to the Deposit Insurance Fund and the adequacy of the fund to cover the risk posed by all insured institutions. If either the Bank or insured institutions as a whole present a greater risk to the Deposit Insurance Fund in the future than they do today, if the Deposit Insurance Fund becomes depleted in any material respect, or if other circumstances arise that lead the FDIC to determine that the Deposit Insurance Fund should be strengthened, the Bank could be required to pay significantly higher deposit insurance premiums and/or additional special assessments (such as the one imposed by the FDIC in 2023) to the FDIC.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation.

Legal and regulatory proceedings and related matters with respect to the financial services industry, including those directly involving the Company or the Bank, have, and may continue to, adversely affect us or the financial services industry in general.

We have been, and may in the future be, subject to various legal and regulatory proceedings. It is inherently difficult to assess the outcome of these matters, and there can be no assurance that we will prevail in any proceeding or litigation and we may face an adverse determination. Any such matter could result in substantial cost and diversion of our management's efforts.

We establish reserves for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, due to the inherent subjectivity of the assessments and unpredictability of the outcome of legal proceedings, the actual cost of resolving a legal claim may be, and has in the past been, substantially higher than any amounts reserved for that matter.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA Patriot Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has engaged in coordinated enforcement efforts with the individual federal banking agencies, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the OFAC. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition and branching plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Common Stock

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

- actual or anticipated fluctuations in our operating results, financial condition or asset quality;
- changes in our dividends;
- changes in economic or business conditions;
- the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;
- publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;
- operating and stock price performance of companies that investors deemed comparable to us;
- future issuances of our common stock or other securities;
- additions to or departures of key personnel;
- proposed or adopted changes in laws, regulations or policies affecting us;
- perceptions in the marketplace regarding our competitors and/or us;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;
- other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and
- other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

Any of these events may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

The rights of our common stockholders are subordinate to the rights of the holders of our outstanding debt and will be subordinate to the rights of the holders of any preferred securities or any debt that we may issue in the future.

Our Board of Directors has the authority to issue in the aggregate up to 1,000,000 shares of preferred stock, and to determine the terms of each issue of preferred stock, without stockholder approval. Any shares of preferred stock that we may issue in the future may be senior to our common stock in respect to dividends, voting rights or other matters.

We and our bank are subject to capital and other requirements that restrict our ability to pay dividends.

In order to pay any dividends, we will need to receive dividends from our bank or have other sources of funds. We and the Bank are subject to restrictions on the payment of dividends. Future declarations of quarterly dividends are subject to the approval of our Board of Directors, which takes into account our financial condition, earnings, general economic conditions and other factors, including statutory and regulatory restrictions, and subject to limits imposed on us by our regulators. For example, under Alabama law, a state-chartered bank may not pay a dividend in excess of 90% of its net earnings until the bank's surplus is equal to at least 20% of its capital (our bank's surplus currently exceeds 20% of its capital). Moreover, our Bank is also required by Alabama law to obtain the prior approval of the Superintendent for its payment of dividends if the total of all dividends declared by our bank in any calendar year will exceed the total of (1) our bank's net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, the Bank must maintain certain capital levels, which may restrict the ability of the bank to pay dividends to us and our ability to pay dividends to our stockholders. As of December 31, 2025, our Bank could pay approximately $500.3 million of dividends to us without prior approval of the Superintendent. There can be no assurance that dividends will in fact be paid on our common stock in future periods or that, if paid, such dividends will not be reduced or eliminated.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "*Risk Factors*" section and is subject to the same market forces that affect the price of common stock in any company. As a result, an investor may lose some or all of their investment in our common stock.

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult.

Certain provisions of our certificate of incorporation, as amended (or our "charter"), and bylaws, as amended, and corporate and federal banking laws, could make it more difficult for a third party to acquire control of our organization, even if those events were perceived by many of our stockholders as beneficial to their interests. For example, Alabama and Delaware law make it difficult for anyone to purchase the bank or us without approval of our Board of Directors. Thus, your ability to realize the potential benefits of any sale by us may be limited, even if such sale would represent a greater value for stockholders than our continued independent operation.

These provisions, and the corporate and banking laws and regulations applicable to us:

- provide that special meetings of stockholders may be called at any time only by the Chairman of our Board of Directors, by the President or by order of the Board of Directors;
- enable our Board of Directors to issue preferred stock up to the authorized amount, with such preferences, limitations and relative rights, including voting rights, as may be determined from time to time by the Board of Directors;
- enable our Board of Directors to increase the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at the meeting;
- enable our Board of Directors to amend our bylaws without stockholder approval;
- do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and
- require approval of federal and state regulatory agencies.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our stockholders might otherwise receive a premium over the market price of our shares.

General Risk Factors

Financial disruption or a prolonged economic downturn could materially and adversely affect our business.

Worldwide financial markets have recently experienced periods of extraordinary disruption and volatility, resulting in heightened credit risk, and reduced valuation of investments, due to, among other things, supply chain issues and labor constraints, high rates of inflation, decreased economic activity concerns of AI overspending and AI spending interrelatedness. Moreover, many companies have experienced reduced liquidity and uncertainty as to their ability to raise capital during such periods of market disruption and volatility. In the event that these conditions recur or result in a prolonged economic downturn, our results of operations, financial position and/or liquidity could be materially and adversely affected. Many of the other risk factors discussed herein identify risks that result from, or are exacerbated by, financial economic downturn. These include risks related to our investments portfolio, the competitive environment and regulatory developments.

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

Our businesses and operations are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability could be constrained. Uncertainty about the federal fiscal policymaking process and the medium and long-term fiscal outlook of the federal government is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is characterized by elevated interest rates, which may impact our ability to generate attractive earnings through our investment portfolio. While certain factors point to improving economic conditions, including moderating inflation, uncertainty remains regarding the path of economic recovery and the mitigating impacts of government interventions. A decrease or stabilization in interest rates may lead to reduced competition for deposits, due to lower savings yields, and increased loan demand because of lowered cost of obtaining credit. This could result in fewer loan delinquencies and defaults, as borrowers find it easier to meet their debt obligations. Additionally, the value of investment-held securities could rise, as existing higher-yield securities become more attractive in a lower interest-rate environment. An increase in interest rates could increase competition for deposits, decrease customer demand for loans due to the higher cost of obtaining credit, result in an increased number of delinquent loans and defaults or reduce the value of securities held for investment. All of these factors can individually or in the aggregate be detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business also is significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects. Changes in U.S. trade policies may also adversely impact our business and operations. For example, changes in tariffs imposed or threatened to be imposed by the new Presidential administration may cause inflation, which can adversely affect our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Risk Management and Strategy

Our risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential of cyber threats. Our Information Security Officer is primarily responsible for this cybersecurity component and is a key member of the risk management organization, reporting directly to the Chief Risk Officer and, as discussed below, periodically to the Information Technology Steering Committee and our Board of Directors.

Our objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse our systems or information. The structure of our information security program is designed around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, regulatory guidance, and other industry standards. In addition, we leverage certain industry and government associations, third-party benchmarking, audits, and threat intelligence feeds to facilitate and promote program effectiveness. Our Information Security Officer and our Chief Information and Operations Officer, along with key members of his team, regularly collaborate with peer banks, industry groups, and policymakers to discuss cybersecurity trends and issues and identify best practices. The Information Security Program is periodically reviewed by such personnel with the goal of addressing changing threats and conditions and maturing our Information Security Program.

We employ an in-depth, layered, defensive strategy that embraces a "trust by design" philosophy when designing new products, services, and technology. We leverage people, processes, and technology as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of tools and processes to identify, protect against, detect, respond, recover from, and govern the cybersecurity risks and threats. We have tools configured to block, prevent, detect, and monitor for suspicious activity providing real time monitoring and alerts for anomalous and nefarious activity, as well as advanced persistent threats. We engage in regular assessments of our infrastructure, software systems, and network architecture, using internal cybersecurity experts and third-party specialists. We also maintain a third-party risk management program designed to identify, assess, and manage risks, including cybersecurity risks, associated with third parties, external service providers and our supply chain. We also actively monitor our email traffic for malicious phishing email campaigns and monitor remote connections as a significant portion of our workforce has the option to work remotely. We leverage internal and external auditors and independent external partners to periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management program.

We maintain an Incident Response Plan that provides a documented framework for responding to actual or potential cybersecurity incidents, including timely notification of and escalation to the appropriate Board-approved management committees, as discussed further below, and to the Information Technology Steering Committee. The Incident Response Plan is coordinated through the Information Security Officer. Key members of management are embedded into the Incident Response Plan by its design. The Incident Response Plan facilitates coordination across multiple parts of our organization and is evaluated at least annually. The plan also defines escalation pathways to senior management, including the Chief Risk Officer, General Counsel, and Chief Financial Officer, to support determinations regarding materiality and any related public disclosures or regulatory notifications.

Notwithstanding our defensive measures and processes, the threat posed by cyber-attacks is severe. Our internal systems, processes, and controls are designed to mitigate loss from cyber-attacks and, while we have experienced cybersecurity incidents in the past, to date, risks from cybersecurity threats have not materially affected our company. For further discussion of risks from cybersecurity threats, see the section captioned "Our Information Systems May Experience Failure, Interruption or Breach In Security" in Item 1A. Risk Factors.

Governance

Our Information Security Officer is accountable for overseeing and directing our Information Security Program. The responsibilities include cybersecurity risk assessment, defense operations, incident response, vulnerability assessment, threat intelligence, identity access governance, third-party risk management, and business resilience. The foregoing responsibilities are covered on a day-to-day basis by a first line of defense function, and our second line of defense function, including the Information Security Officer, provides guidance, oversight, monitoring and challenge of the first line's activities. The second line of defense function is separated from the first line of defense function through organizational structure and ultimately reports directly to the Chief Risk Officer. The department, as a whole, consists of information security professionals with varying degrees of education and experience. Individuals within the department are generally subject to professional education and certification requirements. In particular, our Information Security Officer has over 20 years of information security experience in the Banking, Government, Military, Energy, and Insurance sectors and has the following cybersecurity certifications: Certified Information Systems Security Professional (CISSP), BS in Information Systems with a focus in Cyber Security, CompTIA Security+, CCNA (Security), CCNA (Route/Switch), CCNA (Collaboration), CompTIA Net+, Microsoft Certified System Engineer MCSE (win2000).

Our Board of Directors has approved management committees including the Information Technology Steering Committee, which focuses on technology impact, and the Risk Management Committee, which focuses on business impact. These committees provide oversight and governance of the technology program and the information security program. These committees generally meet monthly and quarterly, respectively, to provide oversight of our risk management strategy, standards, policies, practices, controls, and mitigation and prevention efforts employed to manage security risks. More frequent meetings occur from time to time in accordance with the Incident Response Plan in order to facilitate timely informing and monitoring efforts. The Information Security Officer informs the Information Technology Steering Committee by reporting on key issues, including significant cybersecurity and/or privacy incidents, discussed at committee meetings and the actions taken in response. The Information Technology Steering Committee meets on a monthly basis (or more frequently as may be required by the Incident Response Plan).

The Information Technology Steering Committee is responsible for overseeing our information security and technology programs, including management's actions to identify, assess, mitigate, and remediate or prevent material cybersecurity issues and risks. Our Information Security Officer and our Chief Information and Operations Officer provide regular reports to the Information Technology Steering Committee and our Board of Directors regarding the Information Security Program and the technology program, key enterprise cybersecurity initiatives, and other matters relating to cybersecurity processes. The Information Technology Steering Committee and our Board of Directors review and approve our information security and technology budgets and strategies annually. Additionally, the Risk Management Committee reviews our cyber security risk profile on a quarterly basis. The Information Technology Steering Committee and Risk Management Committee each provide a report of their activities to the full Board of Directors at each board meeting. The principal individuals on the Information Technology Steering Committee responsible for the foregoing activities are the Chief Information and Operations Officer (Chairman of the Committee); the Information Security Officer; and the Chief Risk Officer. The experience of Chief Information and Operations Officer; Information Security Officer; and Chief Risk Officer are as follows: 37 years of experience in bank operations, systems development, payments, and information technology in Financial Services sector; 20 years of information security experience in the Banking, Government, Military, Energy, and Insurance sectors; and 29 years of experience in audit and risk management in the Financial Services Sector (banking) as an FDIC Examiner; Internal Audit Director; and Chief Risk Officer, respectively.

ITEM 2. PROPERTIES.

As of December 31, 2025, we operated through 33 banking offices and one loan production office. Our Woodcrest Place office also includes our corporate headquarters. We own our corporate headquarters, and lease a majority of our other locations. Due to our focus on service-oriented banking with limited branch locations, each of these locations serves as a hub in our banking markets. We believe that our banking offices, whether owned or leased, are in good condition, are suitable to our needs and, for the most part, are relatively new or refurbished.

ITEM 3. LEGAL PROCEEDINGS.

Neither we nor the Bank is currently subject to any material legal proceedings. In the ordinary course of business, the bank is involved in routine litigation, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the bank's business. Management does not believe that there are any threatened proceedings against us or the bank which will have a material effect on our or the bank's business, financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURE.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed on the New York Stock Exchange under the symbol "SFBS." As of February 20, 2026, there were 435 holders of record of our common stock.

Dividends

On December 15, 2025, our Board of Directors increased our quarterly cash dividend from $0.335 per share to $0.38 per share. Subject to the Board of Directors' approval and applicable regulatory requirements, we expect to continue paying cash dividends on a quarterly basis.

The principal source of our cash flow, including cash flow to pay dividends, comes from dividends that the Bank pays to us as its sole shareholder. Statutory and regulatory limitations apply to the Bank's payment of dividends to us, as well as our payment of dividends to our stockholders. For a more complete discussion on the restrictions on dividends, see "Bank Supervision and Regulation - Payment of Dividends" in Item 1.

Recent Sales of Unregistered Securities

We had no sales of unregistered securities in 2025 other than those previously reported in our reports filed with the SEC.

Purchases of Equity Securities by the Registrant and Affiliated Purchasers

We made no repurchases of our equity securities, and no "affiliated purchasers" (as defined in Rule 10b-18(a)(3) under the Exchange Act) purchased any shares of our equity securities during the fourth quarter of the fiscal year ended December 31, 2025.

Performance Graph

The following graph shows a comparison of the five-year cumulative total stockholder return for the Company, the KBW Nasdaq Regional Banking Index ("KRX"), the Standard and Poor's 600 ("S&P 600"), and the Standard and Poor's 600 Financials ("S&P 600 Financials"). *The following performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates the performance graph by reference therein.*



	12-31-20	12-31-21	12-31-22	12-31-23	12-31-24	12-31-25
ServisFirst Bancshares, Inc.	100.00	223.96	185.63	182.25	230.99	209.85
S&P 600	100.00	137.26	113.35	129.09	137.90	143.73
S&P 600 Financials	100.00	110.09	91.84	93.12	107.16	113.45
KRX	100.00	117.08	106.01	101.77	111.52	115.22

ITEM 6. [Reserved].

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This section of the Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Management's Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of the Company's financial statements with a narrative from the perspective of management on the Company's financial condition, results of operations, liquidity and certain other factors that may affect future results. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. This section should be read in conjunction with the Consolidated Financial Statements included in this Form 10-K.

Overview

We are a bank holding company within the meaning of the BHC Act headquartered in Birmingham, Alabama. Through our wholly-owned subsidiary bank, we operate full service banking offices located in Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee and Virginia. We also operate a loan production office in Florida. Our principal business is to accept deposits from the public and to make loans and other investments. Our principal source of funds for loans and investments are demand, time, savings, and other deposits and the amortization and prepayment of loans and borrowings. Our principal sources of income are interest and fees collected on loans, interest and dividends collected on other investments and service charges. Our principal expenses are interest paid on savings and other deposits, interest paid on our other borrowings, employee compensation, office expenses, and other overhead expenses. Our business is conducted through a single reportable segment. For additional information regarding our segment reporting, refer to (Note 22) - "*Segment Reporting*" Notes to the Consolidated Financial Statements.

Results of Operations

The following discussion and analysis presents the more significant factors that affected our financial condition as of December 31, 2025 and 2024 and results of operations for each of the years then ended. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K filed with the SEC on March 1, 2025 for a discussion and analysis of the more significant factors that affected periods prior to 2024.

Net Income Available to Common Stockholders

Net income available to common stockholders was $276.5 million for the year ended December 31, 2025, compared to $227.2 million for the year ended December 31, 2024. The increase in net income was primarily attributable to an increase in net interest income. Basic and diluted net income per common share were both $5.06 for the year ended December 31, 2025, compared to $4.17 and $4.16, respectively, for the year ended December 31, 2024. Return on average assets was 1.56% in 2025, compared to 1.39% in 2024, and return on average common stockholders' equity was 16.05% in 2025, compared to 14.98% in 2024.

The following tables present a summary of our statements of income, including the percent change in each category, for the years ended December 31, 2025 compared to 2024, and for the years ended December 31, 2024 compared to 2023, respectively:

	Year Ended December 31,		Change from the Prior Year
	2025	2024	
	(Dollars in Thousands)		
Interest income	$ 990,427	$ 946,121	4.7%
Interest expense	455,218	499,462	(8.9)%
Net interest income	535,209	446,659	19.8%
Provision for credit losses	35,311	21,587	63.6%
Net interest income after provision for credit losses	499,898	425,072	17.6%
Noninterest income	27,222	35,056	(22.3)%
Noninterest expense	184,990	181,146	2.1%
Income before income taxes	342,130	278,982	22.6%
Income taxes	65,527	51,740	26.6%
Net income	276,603	227,242	21.7%
Dividends on preferred stock	62	62	-%
Net income available to common stockholders	$ 276,541	$ 227,180	21.7%

	Year Ended December 31,		Change from the Prior Year
	2024	2023	
	(Dollars in Thousands)		
Interest income	$ 946,121	$ 813,246	16.3%
Interest expense	499,462	402,309	24.1%
Net interest income	446,659	410,937	8.7%
Provision for credit losses	21,587	18,715	15.3%
Net interest income after provision for credit losses	425,072	392,222	8.4%
Noninterest income	35,056	30,417	15.3%
Noninterest expense	181,146	178,051	1.7%
Income before income taxes	278,982	244,588	14.1%
Income taxes	51,740	37,735	37.1%
Net income	227,242	206,853	9.9%
Dividends on preferred stock	62	62	-%
Net income available to common stockholders	$ 227,180	$ 206,791	9.9%

Performance Ratios

The following table presents selected ratios of our results of operations for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,		
	2025	2024	2023
Return on average assets	1.56%	1.39%	1.37%
Return on average stockholders' equity	16.05%	14.98%	15.13%
Dividend payout ratio	26.88%	29.82%	30.06%
Net interest margin (1)	3.12%	2.82%	2.81%
Efficiency ratio (2)	32.89%	37.60%	40.34%
Average stockholders' equity to average total assets	9.71%	9.29%	9.07%

(1) Net interest margin is the net yield on interest earning assets and is the difference between the interest yield earned on interest-earning assets and interest rate paid on interest-bearing liabilities, divided by average earning assets.
(2) Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.

Net Interest Income

Net interest income is the difference between the income earned on interest-earning assets and interest paid on interest-bearing liabilities used to support such assets. Net interest income is the single largest component of operating revenues. Management seeks to optimize this revenue while balancing interest rate, credit, and liquidity risks. The major factors that affect net interest income are changes in volumes, the yield on interest-earning assets and the cost of interest-bearing liabilities. Our management's ability to respond to changes in interest rates by effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and the momentum of our primary source of earnings.

Net interest income increased 19.8% for the year ended December 31, 2025 from the year ended December 31, 2024. Net interest income increased primarily due to a larger decline in the average rate paid on interest-bearing liabilities than the decline in the average yield on interest-earning assets, resulting in a wider net interest spread.

Average earning assets increased 8.2% in 2025 from 2024, which was primarily driven by an increase of 7.9% in average loans. A majority of our regional markets grew loans during 2025.

Average interest-bearing liabilities increased 9.3% in 2025 from 2024. The increase in interest-bearing deposits was mostly attributable to the organic growth of our deposit base.

Net Interest Margin Analysis

The banking industry uses two key ratios to measure relative profitability of net interest revenue, which are the net interest spread and the net interest margin. The net interest spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest spread eliminates the effect of noninterest-earning assets as well as noninterest-bearing deposits and other noninterest-bearing funding sources and gives a direct perspective on the effect of market interest rate movements. The net interest margin is an indication of the profitability of a company's balance sheet and is defined as net interest income as a percentage of total average interest-earning assets, which includes the positive effect of funding a portion of interest-earning assets with noninterest-bearing deposits and stockholders' equity.

The net interest margin is impacted by the average volumes of interest-sensitive assets and interest-sensitive liabilities and by the difference between the yield on interest-sensitive assets and the cost of interest-sensitive liabilities (spread). Loan fees collected at origination represent an additional adjustment to the yield on loans. Net interest spread can be affected by economic conditions, the competitive environment, loan demand, and deposit flows. The net yield on earning assets is an indicator of effectiveness of our ability to manage the net interest margin by managing the overall yield on assets and cost of funding those assets.

The following table shows, for the years ended December 31, 2025, 2024 and 2023, the average balances of each principal category of our assets, liabilities and stockholders' equity, and an analysis of net interest income, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates. This table is presented on a taxable equivalent basis, if applicable.

Average Balance Sheets and Net Interest Analysis
On a Fully Taxable-Equivalent Basis
For the Year Ended December 31,
(In thousands, except Average Yields and Rates)

	2025			2024			2023		
	Average Balance	Interest Earned / Paid	Average Yield / Rate	Average Balance	Interest Earned / Paid	Average Yield / Rate	Average Balance	Interest Earned / Paid	Average Yield / Rate
Assets:									
Interest-earning assets:									
Loans, net of unearned income (1)(2):									
Taxable	$13,080,536	$826,976	6.32%	$12,134,929	$787,361	6.49%	$11,584,541	$698,177	6.03%
Tax-exempt (3)	29,153	1,567	5.38	15,896	434	2.73	18,271	834	4.56
Total loans, net of unearned income	13,109,689	828,543	6.32	12,150,825	787,795	6.48	11,602,812	699,011	6.02
Mortgage loans held for sale	9,940	482	4.85	7,974	401	5.03	4,293	259	6.03
Debt securities:									
Taxable	1,912,880	67,122	3.51	1,959,488	66,535	3.40	1,881,074	53,499	2.84
Tax-exempt (3)	492	26	5.28	980	39	3.98	2,716	81	2.98
Total debt securities (4)	1,913,372	67,148	3.51	1,960,468	66,574	3.40	1,883,790	53,580	2.84
Federal funds sold and securities purchased with agreement to resell	241,838	12,007	4.96	19,770	1,128	5.71	53,376	2,844	5.33
Restricted equity securities	11,994	808	6.74	11,073	800	7.22	9,359	673	7.19
Interest-bearing balances with banks	1,866,211	81,773	4.38	1,698,962	89,522	5.27	1,066,159	57,063	5.35
Total interest-earning assets	$17,153,044	$990,761	5.78%	$15,849,072	$946,220	5.97%	$14,619,789	$813,430	5.56%
Non-interest-earning assets:									
Cash and due from banks	105,871			100,639			105,140		
Net premises and equipment	60,304			60,276			60,335		
Allowance for loan losses, accrued interest and other assets	426,849			323,396			281,946		
Total assets	$17,746,068			$16,333,383			$15,067,210		
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest-bearing demand deposits	$ 2,219,996	$ 45,043	2.03%	$ 2,282,599	$ 64,151	2.81%	$ 1,928,133	$ 43,265	2.24%
Savings	103,444	1,657	1.60	104,581	1,763	1.69	119,049	1,656	1.39
Money market	7,682,961	272,644	3.55	7,005,057	301,211	4.30	6,347,456	250,675	3.95
Time deposits (5)	1,355,048	54,544	4.03	1,201,756	53,525	4.45	1,010,683	36,144	3.58
Total interest-bearing deposits	11,361,449	373,888	3.29	10,593,993	420,650	3.97	9,405,321	331,740	3.53
Federal funds purchased and securities purchased with agreement to resell	1,799,637	78,640	4.37	1,444,463	76,064	5.27	1,288,877	66,730	5.18
Other borrowings	63,356	2,690	4.25	64,737	2,748	4.24	86,102	3,839	4.46
Total interest-bearing liabilities	$13,224,442	$455,218	3.44%	$12,103,193	$499,462	4.13%	$10,780,300	$402,309	3.73%
Non-interest-bearing liabilities:									
Non-interest-bearing checking	2,654,480			2,609,137			2,857,831		
Other liabilities	144,217			104,198			62,369		
Stockholders' equity	1,741,120			1,559,213			1,418,189		
Unrealized gains on securities	(18,191)			(42,358)			(51,479)		
Total liabilities and stockholders' equity	$17,746,068			$16,333,383			$15,067,210		
Net interest income		$535,543			$446,758			$411,121	
Net interest spread			2.34%			1.84%			1.83%
Net interest margin (5)			3.12%			2.82%			2.81%

(1) Non-accrual loans are included in average loan balances in all periods. Loan fees of $19,761, $15,381 and $13,752 are included in interest income in 2025, 2024, and 2023, respectively.

(2) Amortization of acquired loan premiums of $200, $186 and $197 is included in interest income in 2025, 2024 and 2023, respectively.

(3) Interest income and yields are presented on a fully taxable equivalent basis using a tax rate of 21%.

(4) Unrealized losses of $(26,700), $(60,030) and $(74,519) are excluded from the yield calculation in 2025, 2024, and 2023, respectively.

(5) Net interest margin is net interest income divided by total interest-earning assets.

The following table reflects changes in our net interest margin as a result of changes in the volume and rate of our interest-bearing assets and liabilities:

| | For the Year Ended December 31, | | | | | |
| | 2025 Compared to 2024 Increase (Decrease) in Interest Income and Expense Due to Changes in: | | | 2024 Compared to 2023 Increase (Decrease) in Interest Income and Expense Due to Changes in: | | |
	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:						
Loans, net of unearned income:						
Taxable	$ 60,172	$ (20,557)	$ 39,615	$ 34,143	$ 55,041	$ 89,184
Tax-exempt	524	609	1,133	(98)	(302)	(400)
Total loans, net of unearned income	60,696	(19,948)	40,748	34,045	54,739	88,784
Mortgage loans held for sale	95	(14)	81	191	(49)	142
Debt securities:						
Taxable	(1,605)	2,192	587	2,307	10,729	13,036
Tax-exempt	(23)	10	(13)	(63)	21	(42)
Total debt securities	(1,628)	2,202	574	2,244	10,750	12,994
Federal funds sold and securities purchased with agreement to resell	11,044	(165)	10,879	(1,903)	188	(1,715)
Restricted equity securities	1	7	8	20	107	127
Interest-bearing balances with banks	8,265	(16,014)	(7,749)	33,357	(898)	32,459
Total interest-earning assets	78,473	(33,932)	44,541	67,954	64,837	132,791
Interest-bearing liabilities:						
Interest-bearing demand deposits	(1,715)	(17,393)	(19,108)	8,800	12,086	20,886
Savings	(19)	(87)	(106)	(217)	324	107
Money market	27,334	(55,901)	(28,567)	27,212	23,324	50,536
Time deposits	6,453	(5,434)	1,019	7,563	9,818	17,381
Total interest-bearing deposits	32,053	(78,815)	(46,762)	43,358	45,552	88,910
Federal funds purchased and securities purchased with agreement to resell	16,822	(14,246)	2,576	8,176	1,158	9,334
Other borrowed funds	(59)	1	(58)	(914)	(177)	(1,091)
Total interest-bearing liabilities	48,816	(93,060)	(44,244)	50,620	46,533	97,153
Increase (decrease) in net interest income	$ 29,657	$ 59,128	$ 88,785	$ 17,334	$ 18,304	$ 35,638

* The rate/volume variance is allocated on a pro rata basis between the volume variance and the rate variance in the table above.

In the table above, changes in net interest income are attributable to (a) changes in average balances (volume variance), (b) changes in rates (rate variance), or (c) changes in rate and average balances (rate/volume variance). The volume variance is calculated as the change in average balances multiplied by the previous period average balance. The rate variance is calculated as the change in rates multiplied by the previous period average balance. The rate/volume variance is calculated as the change in rates multiplied by the change in average balances.

From 2024 to 2025, both the volume and rate components were favorable, as average asset and liability balances increased while rates on both assets and liabilities declined, driven primarily by three reductions in the Federal Reserve's target rate during 2025. The rate component benefited from a greater decrease in the cost of funds, as interest-bearing liabilities repriced downward more quickly than earning asset yields. As a result, our net interest margin expanded. Average rates paid on interest-bearing liabilities decreased 69 basis points over this period, while yields on average earning assets decreased 19 basis points.

The two primary factors that make up the spread are the interest rates received on loans and the interest rates paid on deposits. Our net interest spread and net interest margin were 2.34% and 3.12%, respectively, for the year ended December 31, 2025, compared to 1.84% and 2.82%, respectively, for the year ended December 31, 2024. The increase in net interest spread and net interest margin was primarily attributable to increases in the average balance and the interest earned from loans, which increased $958.9 million and $40.7 million, respectively, in 2025.

Our average interest-earning assets for the year ended December 31, 2025 increased $1.30 billion, or 8.2%, to $17.15 billion from $15.85 billion for the year ended December 31, 2024. Average loans grew $958.9 million, or 7.9%, average debt securities decreased $47.1 million, or 2.4%, and average federal funds sold, interest-bearing balances with banks, and securities purchased with agreement to resell increased $389.3 million, or 22.7%.

Our average interest-bearing liabilities increased $1.12 billion, or 9.3%, to $13.22 billion for the year ended December 31, 2025 from $12.10 billion for the year ended December 31, 2024. The ratio of our average interest-earning assets to average interest-bearing liabilities decreased from 130.9% for the year ended December 31, 2024 to 129.7% for the year ended December 31, 2025, as average noninterest-bearing deposits and stockholders' equity increased by a combined $227.3 million, or 5.45%, from 2024 to 2025.

Our average interest-earning assets produced a taxable equivalent yield of 5.78% for the year ended December 31, 2025, compared to 5.97% for the year ended December 31, 2024. The average rate paid on interest-bearing liabilities was 3.44% for the year ended December 31, 2025, compared to 4.13% for the year ended December 31, 2024.

Provision for Credit Losses

The provision for credit losses represents the amount determined by management to be necessary to maintain the allowance for credit losses ("ACL") at a level capable of absorbing expected credit losses over the contractual life of loans in the loan portfolio. See the section captioned "Allowance for Credit Losses" located elsewhere in this item for additional discussion related to provision for credit losses.

The provision expense for credit losses for the year ended December 31, 2025 increased compared to the year-ended December 31, 2024. The increase in provision expense was primarily the result of loan growth during 2025 compared to 2024. Nonperforming loans increased to $168.8 million, or 1.23% of total loans, at December 31, 2025 from $42.5 million, or 0.34% of total loans, at December 31, 2024. The year-over-year increase was attributable to a large, real-estate secured relationship. During 2025, we had net charged-off loans totaling $28.1 million, compared to net charged-off loans of $10.4 million for 2024. The ratio of net charged-off loans to average loans was 0.21% for 2025 compared to 0.09% for 2024. The ACL for December 31, 2025 totaled $171.7 million, or 1.25% of loans, net of unearned income. The ACL totaled $164.5 million, or 1.30% of loans, net of unearned income, at December 31, 2024.

Noninterest Income

Noninterest income for the years ended December 31, 2025 and 2024 was as follows:

	2025	2024	Change	Percentage Change
Service charges on deposit accounts	$ 11,884	$ 9,434	$ 2,450	26.0%
Mortgage banking	5,464	4,922	542	11.0%
Credit card income	8,327	8,280	47	0.6%
Securities losses	(16,375)	-	(16,375)	N/M
Bank-owned life insurance income	14,817	9,533	5,284	55.4%
Other operating income	3,105	2,887	218	7.6%
Total noninterest income	$ 27,222	$ 35,056	$ (7,834)	(22.3)%

Noninterest income decreased $7.8 million, or 22.3%, to $27.2 million for the year ended December 31, 2025 compared to $35.1 million for the same period in 2024. Service charges on deposit accounts increased $2.5 million, or 26.0%, to $11.9 million for the year ended December 31, 2025 compared to $9.4 million for the same period in 2024. Credit card income remained flat at $8.3 million during 2025 compared to 2024. Mortgage banking income increased $542,000, or 11.0%, to $5.5 million for the year ended December 31, 2025 compared to $4.9 million for the same period in 2024. Bank-owned life insurance income increased $5.3 million, or 55.4%, to $14.8 million for the year ended December 31, 2025 compared to $9.5 million for the same period in 2024. The cash surrender value increased $1.0 million and we recognized $4.3 million of income attributed to a BOLI policy during 2025 compared to 2024. Other operating income increased $218,000, or 7.6%, to $3.1 million for the year ended December 31, 2025 compared to $2.9 million for the same period in 2024. Merchant service revenue increased $59,000, or 2.6%, to $2.3 million for the year ended December 31, 2025 compared to $2.3 million for the same period in 2024.

Noninterest Expense

Noninterest expense for the years ended December 31, 2025 and 2024 was as follows:

	2025	2024	Change	Percentage Change
Salaries and employee benefits	$ 94,815	$ 96,318	$ (1,503)	(1.6)%
Equipment and occupancy expense	14,597	14,519	78	0.5%
Third party processing and other services	31,617	31,181	436	1.4%
Professional services	7,175	6,901	274	4.0%
FDIC and other regulatory assessments	10,990	10,687	303	2.8%
Other real estate owned expense	155	199	(44)	(22.1)%
Other operating expenses	25,641	21,341	4,300	20.1%
Total noninterest expenses	$ 184,990	$ 181,146	$ 3,844	2.1%

Noninterest expenses increased $3.8 million, or 2.1%, to $185.0 million for the year ended December 31, 2025 compared to $181.1 million for the same period in 2024. Salary and employee benefits expenses decreased $1.5 million, or 1.6%, to $94.8 million for the year ended December 31, 2025 compared to $96.3 million for the same period in 2024, mainly due to a $3 million credit adjustment to our annual Incentive Plan expense during the second quarter of 2025. We had 666 full-time equivalent employees as of December 31, 2025 compared to 630 as of December 31, 2024. Equipment and occupancy expense increased $78,000, or .5%, to $14.6 million for the year ended December 31, 2025 compared to $14.5 million for the same period in 2024. Third party processing and other services increased $436,000, or 1.4%, to $31.6 million for the year ended December 31, 2025 compared to $31.2 million for the same period in 2024. Professional services expense increased $274,000, or 4.0%, to $7.2 million for the year ended December 31, 2025 compared to $6.9 million for the same period in 2024. FDIC assessments increased $303,000, or 2.8%, to $11.0 million for the year ended December 31, 2025 compared to $10.7 million for the same period in 2024. The FDIC implemented a special assessment to recapitalize the Deposit Insurance Fund resulting in an additional $1.8 million during 2024. Other operating expenses increased $4.3 million, or 20.1%, to $25.6 million for the year ended December 31, 2025 compared to $21.3 million for the same period in 2024. The increase was mainly due to an operational loss and an increase in loan credit expenses. We adopted the proportional amortization method of accounting for investments in certain tax credit partnerships during 2024. The proportional amortization method results in the cost of the investment being amortized in proportion to the income tax credits and other income tax benefits received, with the amortization of the investment and the income tax credits being presented net in the consolidated income statement as a component of income tax expense. Previously the amortization of the investment was included in other non-interest expenses. Changes in other operating expenses from 2024 to 2025 are detailed in Note 14 - "*Other Operating Income and Expenses,*" to the Consolidated Financial Statements.

Income Tax Expense

Income tax expense was $65.5 million for the year ended December 31, 2025 compared to $51.7 million in 2024. Our effective tax rates for 2025 and 2024 were 19.15% and 18.61%, respectively. The increase in our effective tax rates reflect the proportional amortization of accounting for investment tax credits. We recognized $44.5 million in credits during 2025 and $15.4 million during 2024, related to new investments in Federal New Market Tax Credits. We also recognized excess tax benefits as an income tax credit to our income tax expense from the exercise and vesting of stock options and restricted stock during 2025 of $798,000, compared to $1.3 million during 2024. Our primary permanent differences are related to tax exempt income on debt securities, state income tax benefit on real estate investment trust dividends, various qualifying tax credits and change in cash surrender value of bank-owned life insurance.

We have invested $435.3 million in bank-owned life insurance for certain officers of the Bank. The periodic increases in cash surrender value of those policies are tax exempt and therefore contribute to a larger permanent difference between book income and taxable income.

We own real estate investment trusts for the purpose of holding and managing participations in residential mortgages and commercial real estate loans originated by the Bank. The trusts are majority-owned subsidiaries of a trust holding company, which in turn is an indirect, wholly-owned subsidiary of the Bank. The trusts earn interest income on the loans they hold and incur operating expenses related to their activities. They pay their net earnings, in the form of dividends, to the Bank, which receives a deduction for state income taxes.

Financial Condition

Assets

Total assets as of December 31, 2025, were $17.73 billion, an increase of $375.5 million, or 2.2%, from total assets of $17.35 billion as of December 31, 2024. Average assets for the year ended December 31, 2025 were $17.75 billion, an increase of $1.41 billion, or 8.65%, over average assets of $16.33 billion for the year ended December 31, 2024. Growth in loans and interest-bearing balances with banks were the primary reasons for the increase in ending and average total assets. Year-end 2025 total loans were $13.70 billion, an increase of $1.09 billion, or 8.7%, over year-end 2024 total loans of $12.61 billion.

Earning assets include loans, securities, short-term investments and bank-owned life insurance contracts. We maintain a higher level of earning assets in our business model than our peers because we allocate fewer of our resources to brick and mortar facilities, ATMs, and cash and due-from-bank accounts used for transaction processing. Earning assets as of December 31, 2025 were $16.91 billion, or 95.37% of total assets of $17.73 billion. Earning assets as of December 31, 2024 were $17.05 billion, or 98.27% of total assets of $17.35 billion. We believe this ratio is expected to generally continue at these levels, although it may be affected by economic factors beyond our control.

Investment Portfolio

We view the investment portfolio as a source of income and liquidity. Our investment strategy is to accept a lower immediate yield in the investment portfolio by targeting shorter term investments. At December 31, 2025, mortgage-backed securities represented 29.8% of the investment portfolio, corporate debt represented 23.9% of the investment portfolio, state and municipal securities represented 1.1% of the investment portfolio, and U.S. Treasury securities represented 45.3% of the investment portfolio.

All of our investments in mortgage-backed securities are pass-through mortgage-backed securities. We generally do not hold, and did not have at December 31, 2025, any structured investment vehicles or any private-label mortgage-backed securities. The amortized cost of securities in our portfolio totaled $1.73 billion at December 31, 2025, compared to $1.92 billion at December 31, 2024.

The following table presents the amortized cost and weighted average yield of our securities as of December 31, 2025 by their stated maturities (this maturity schedule excludes security prepayment and call features):

	Maturity of Debt Securities - Weighted Average Yield				
	One Year or Less	After One Year through Five Years	After Five Years through Ten Years	More Than Ten Years	Total
At December 31, 2025:			(In Thousands)		
Securities Available for Sale:					
U.S. Treasury securities	$ 440,117	$ 79,983	$ -	$ -	$ 520,100
Mortgage-backed securities	39	12,847	8,635	111,604	133,125
State and municipal securities	1,502	7,613	1,248	-	10,363
Corporate debt	-	59,880	331,188	18,657	409,725
Total	$ 441,658	$ 160,323	$ 341,071	$ 130,261	$ 1,073,313
Tax-equivalent Yield (1)					
U.S. Treasury securities	4.20%	4.27%	-%	-%	4.21%
Mortgage-backed securities	2.64	2.56	2.52	4.70	4.35
State and municipal securities	1.70	1.89	2.19	-	1.90
Corporate debt	-	6.45	5.42	6.49	5.62
Total weighted average yield (2)	4.19%	4.83%	5.34%	4.96%	4.75%
Securities Held to Maturity:					
U.S. Treasury Securities	$ 49,944	$ 199,677	$ -	$ -	$ 249,621
Mortgage-backed securities	-	1,970	12,869	387,258	402,097
State and municipal securities	3,842	4,516	-	-	8,358
Total	$ 53,786	$ 206,163	$ 12,869	$ 387,258	$ 660,076
Tax-equivalent Yield (1)					
U.S. Treasury Securities	1.15%	1.44%	-%	-%	1.38%
Mortgage-backed securities	-	2.31	2.19	2.78	2.75
State and municipal securities	2.07	1.99	-	-	2.03
Total weighted average yield (2)	1.21%	1.46%	2.19%	2.78%	2.22%

(1) Yields on tax-exempt securities are computed on a fully tax-equivalent basis using a tax rate of 21% and are net of the effects of certain disallowed interest deductions.
(2) Weighted average yield is calculated by taking the sum of each category of securities multiplied by the respective tax-equivalent yield for a given maturity, and dividing by the sum of the securities for the same maturity.

As of December 31, 2025, we had $6.1 million in federal funds sold, compared with $1.0 million at December 31, 2024. At year-end 2025, there were no holdings of securities of any issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders' equity.

The objective of our investment policy is to invest funds not otherwise needed to meet our loan demand to earn the maximum return, yet still maintain sufficient liquidity to meet fluctuations in our loan demand and deposit structure. In doing so, we balance the market and credit risks against the potential investment return, make investments compatible with the pledge requirements of any deposits of public funds, maintain compliance with regulatory investment requirements, and assist certain public entities with their financial needs. The investment committee has full authority over the investment portfolio and makes decisions on purchases and sales of securities. The entire portfolio, along with all investment transactions occurring since the previous Board of Directors meeting, is reviewed by the board at each monthly meeting. The investment policy allows portfolio holdings to include short-term securities purchased to provide us with needed liquidity and longer-term securities purchased to generate level income for us over periods of interest rate fluctuations.

Loan Portfolio

The following is a condensed overview of changes in our loan portfolio. Please see Note 3 - "*Loans*" in the Notes to Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report for a more detailed analysis of our loan portfolio by type of loan.

We had total loans of approximately $13.70 billion at December 31, 2025. A large majority of our loan customers are located within our market areas, as is the collateral for their loans. With our loan portfolio concentrated in a limited number of markets, there is a risk that our borrowers' ability to repay their loans from us could be affected by changes in local and regional economic conditions.

The following table details our loans at December 31, 2025, 2024 and 2023:

	2025	2024	2023
	(Dollars in Thousands)		
Commercial, financial and agricultural	$ 3,146,736	$ 2,869,894	$ 2,823,986
Real estate - construction	1,457,628	1,489,306	1,519,619
Real estate - mortgage:			
Owner-occupied commercial	2,739,823	2,547,143	2,257,163
1-4 family mortgage	1,671,713	1,444,623	1,249,938
Non-owner occupied commercial	4,603,389	4,181,243	3,744,346
Total real estate - mortgage	9,014,925	8,173,009	7,251,447
Consumer	77,623	73,627	63,777
Total Loans	13,696,912	12,605,836	11,658,829
Less: Allowance for credit losses	(171,683)	(164,458)	(153,317)
Net Loans	$ 13,525,229	$ 12,441,378	$ 11,505,512

The following table details the percentage composition of our loan portfolio by type at December 31, 2025, 2024 and 2023:

	2025	2024	2023
Commercial, financial and agricultural	22.97%	22.77%	24.22%
Real estate - construction	10.64	11.81	13.03
Real estate - mortgage			
Owner-occupied commercial	20.00	20.21	19.36
1-4 family mortgage	12.21	11.46	10.72
Non-owner occupied commercial	33.61	33.17	32.12
Subtotal: Real estate mortgage	65.82	64.84	62.20
Consumer	0.57	0.58	0.55
Total Loans	100.00%	100.00%	100.00%

The table below summarizes the Company's commercial real estate portfolio at December 31, 2025 as segregated by industry concentrations based on North American Industry Classification System:

	2025	
	Balance	Percent of Total
	(Dollars in Thousands)	
Owner Occupied Real Estate		
Retail Trade	$ 569,658	7.8%
Other Services (except Public Administration)	315,795	4.3
Health Care and Social Assistance	301,651	4.1
Accommodation and Food Services	270,733	3.7
Manufacturing	200,048	2.7
Professional, Scientific, and Technical Services	189,979	2.6
Real Estate and Rental and Leasing	154,081	2.1
Wholesale Trade	163,286	2.2
All Other Owner Occupied Real Estate	574,592	7.8
Total Owner Occupied Real Estate	$ 2,739,823	37.3%
Non-Owner Occupied Real Estate		
Multifamily Permanent	$ 1,347,177	18.3%
Shopping or Retail Center	678,426	9.2
Hotel or Motel	601,871	8.2
Office Building	471,312	6.4
Nursing Home or Assisted Living Facility	378,999	5.2
Office Warehouse	228,238	3.1
Warehouse	152,871	2.1
Self-Storage Facility	195,744	2.7
Gas Station or Convenience Store	107,975	1.5
Restaurant	74,420	1.0
All Other Income Property	366,356	5.0
Total Non-Owner Occupied Real Estate	$ 4,603,389	62.7%
Total Commercial Real Estate	$ 7,343,212	100.0%

The table below summarizes the Company's commercial real estate portfolio at December 31, 2025 as segregated by geographic region in which the property is located:

	2025	
	Balance	Percent of Total
	(Dollars in Thousands)	
State:		
Alabama	$ 2,255,037	30.8%
Florida	1,956,500	26.7
Georgia	910,679	12.4
North Carolina	275,225	3.7
South Carolina	311,050	4.2
Tennessee	654,940	8.9
Virginia	147,667	2.0
Other	832,114	11.3
Total commercial real estate loans	$ 7,343,212	100.0%

The following table details maturities and sensitivity to interest rate changes for our loan portfolio at December 31, 2025:

	Due in One Year or Less	After One Year to Five Years	After Five Years to 15 Years	After 15 Years	Total
			(in Thousands)		
Commercial, financial and agricultural	$ 1,383,001	$ 1,516,476	$ 247,259	$ -	$ 3,146,736
Real estate - construction	493,510	793,507	105,149	65,462	1,457,628
Real estate - mortgage:					
Owner-occupied commercial	376,925	1,727,970	631,270	3,658	2,739,823
1-4 family mortgage	211,947	351,928	321,972	785,866	1,671,713
Other mortgage	1,129,537	2,965,538	480,678	27,636	4,603,389
Total real estate - mortgage	1,718,409	5,045,436	1,433,920	817,160	9,014,925
Consumer	47,013	24,708	5,902	-	77,623
Total Loans	$ 3,641,933	$ 7,380,127	$ 1,792,230	$ 882,622	$ 13,696,912
Less: Allowance for loan losses					(171,683)
Net Loans					$ 13,525,229

Amount due after one year at fixed interest rates:	
Commercial, financial and agricultural	$ 757,799
Real estate - construction	194,231
Real estate - mortgage:	
Owner-occupied commercial	1,344,440
1-4 family mortgage	998,988
Other mortgage	1,805,917
Total real estate - mortgage	4,149,345
Consumer	6,816
Total loans	$ 5,108,191

Amount due after one year at variable interest rates:	
Commercial, financial and agricultural	$ 1,005,936
Real estate - construction	769,887
Real estate - mortgage:	
Owner-occupied commercial	1,018,458
1-4 family mortgage	460,778
Other mortgage	1,667,935
Total real estate - mortgage	3,147,171
Consumer	23,794
Total loans	$ 4,946,788

Asset Quality

The following table presents a summary of the allowance for credit losses, net charge-offs and certain credit ratios for the years ended December 31, 2025, 2024 and 2023:

		As of and for the Years Ended December 31,				
		2025		2024		2023
		(Dollars in Thousands)				
Allowance for credit losses to total loans outstanding		1.25%		1.30%		1.32%
Allowance for credit losses	$	171,683	$	164,458	$	153,317
Total loans outstanding	$	13,696,912	$	12,605,836	$	11,658,829
Nonaccrual loans to total loans outstanding		1.23%		0.31%		0.17%
Nonaccrual loans	$	168,351	$	39,501	$	19,349
Total loans outstanding	$	13,696,912	$	12,605,836	$	11,658,829
Allowance for credit losses to nonaccrual loans		101.98%		416.34%		792.38%
Allowance for credit losses	$	171,683	$	164,458	$	153,317
Nonaccrual loans	$	168,351	$	39,501	$	19,349
Net charge-offs during the period to average loans outstanding:						
Commercial, financial and agricultural		0.74%		0.32%		0.35%
Net charge-offs during the period	$	22,004	$	9,094	$	10,429
Average amount outstanding	$	2,956,886	$	2,825,914	$	2,937,913
Real estate - construction		-%		-%		0.01%
Net charge-offs (recoveries) during the period	$	16	$	(8)	$	105
Average amount outstanding	$	1,560,632	$	1,479,583	$	1,470,330
Real estate - mortgage:						
Owner-occupied commercial		0.16%		0.01%		0.01%
Net charge-offs during the period	$	4,037	$	208	$	117
Average amount outstanding	$	2,596,175	$	2,414,327	$	2,273,834
1-4 family mortgage		0.02%		0.06%		-%
Net charge-offs during the period	$	303	$	759	$	54
Average amount outstanding	$	1,567,733	$	1,357,272	$	1,178,347
Non-owner occupied commercial		0.03%		-%		-%
Net charge-offs during the period	$	1,168	$	-	$	-
Average amount outstanding	$	4,355,257	$	4,009,407	$	3,673,667
Total real estate - mortgage		0.06%		0.01%		-%
Net charge-offs during the period	$	5,508	$	967	$	171
Average amount outstanding	$	8,519,165	$	7,781,006	$	7,125,848
Consumer		0.81%		0.56%		1.44%
Net charge-offs during the period	$	592	$	359	$	990
Average amount outstanding	$	73,006	$	64,323	$	68,721
Total loans		0.22%		0.09%		0.10%
Net charge-offs during the period	$	28,120	$	10,412	$	11,695
Average amount outstanding	$	13,109,689	$	12,150,825	$	11,602,812

The allowance for credit losses ("ACL") for December 31, 2025 and 2024 was calculated under the CECL methodology and totaled $171.7 million and $164.5 million, or 1.25% and 1.30% of loans, net of unearned income, respectively. The decrease in the ACL as a percentage of total loans from December 31, 2024, to December 31, 2025, was primarily driven by higher net credit charge-offs during 2025 and the release of a special reserve that had been included in the 2024 balance, as well as updates to loss drivers and qualitative factors within our CECL model. Net credit charge-offs to average loans were 0.21% for the year ended December 31, 2025, compared to 0.09% and 0.10% for the years ended December 31, 2024 and 2023, respectively. Nonaccrual loans increased to $168.4 million, or 1.23% of total loans, at December 31, 2025 from $39.5 million, or 0.31% of total loans, at December 31, 2024, and were $19.3 million, or 0.17% of total loans, at December 31, 2023. The year-over-year nonaccrual increase from the year ended December 31, 2024 to the year ended December 31, 2025 was attributable to a large, real-estate secured relationship.

We maintain an ACL on unfunded commercial lending commitments and letters of credit to provide for the risk of loss inherent in these arrangements. The allowance is computed using a similar methodology to the one used to determine the ACL, modified to account for the probability of a drawdown on the commitment. The ACL on unfunded loan commitments is classified as a liability account on the balance sheet within other liabilities, while the corresponding provision for these credit losses is recorded as a component of provision of credit loss. The allowance for credit losses on unfunded commitments was $572,000 as of December 31, 2025 and $608,000 as of December 31, 2024.

The following table presents the allocation of the allowance for credit losses for each respective loan category with the corresponding percent of loans in each category to total loans:

| | For the Years Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans
	(Dollars in Thousands)					
Commercial, financial and agricultural	$ 63,620	22.97%	$ 55,330	22.77%	$ 52,121	24.22%
Real estate - construction	22,432	10.64	38,597	11.81	44,658	13.03
Owner-occupied commercial	18,833	20.00	22,302	20.21	17,702	19.36
1-4 family mortgage	24,739	12.21	14,096	11.46	12,029	10.72
Non-owner occupied commercial	38,971	33.61	31,328	33.17	25,395	32.12
Consumer	3,088	0.57	2,805	0.58	1,412	0.55
Total	$ 171,683	100.00%	$ 164,458	100.00%	$ 153,317	100.00%

The Company assesses the adequacy of its ACL at the end of each calendar quarter. The level of ACL is based on the Company's evaluation of historical default and loss experience, current and projected economic conditions, asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay a loan, the estimated value of any underlying collateral, composition of the loan portfolio and other relevant factors. The ACL is increased by a provision for credit losses, which is charged to expense, and reduced by charge-offs, net of recoveries. The ACL is believed adequate to absorb all expected future losses to be recognized over the contractual life of the loans in the portfolio. At December 31, 2025, we forecasted a moderately higher national GDP and national unemployment rate unchanged compared to December 31, 2024. At December 31, 2024, we forecasted a slightly lower national unemployment rate and moderately higher national GDP compared to December 31, 2023.

Loans with similar risk characteristics are evaluated in pools and, depending on the nature of each identified pool, the Company utilizes a discounted cash flow ("DCF"), probability of default / loss given default ("PD/LGD") or remaining life method. For all loans utilizing the DCF method, the historical loss experience estimate by pool is then adjusted by forecast factors that are quantitatively related to the Company's historical credit loss experience, such as national unemployment rates and gross domestic product. Losses are predicted over a period of time determined to be reasonable and supportable, and at the end of the reasonable and supportable period losses are reverted to long term historical averages. The reasonable and supportable period and reversion period are re-evaluated each quarter by the Company and are dependent on the current economic environment among other factors.

The expected credit losses for each loan pool are then adjusted for changes in qualitative factors not inherently considered in the quantitative analyses. The qualitative adjustments either increase or decrease the quantitative model estimation. The Company considers factors that are relevant within the qualitative framework, which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of problem loans, concentration risk, trends in underlying collateral values, external factors, quality of loan review system and other economic conditions.

Expected credit losses for loans that no longer share similar risk characteristics with the collectively evaluated pools are excluded from the collective evaluation and estimated on an individual basis. Individual evaluations are performed for nonaccrual loans, loans rated substandard, and certain modified loans. Specific allocations of the ACL are estimated on one of several methods, including the estimated fair value of the underlying collateral, observable market value of similar debt or the present value of expected cash flows.

The Bank has procedures and processes in place intended to ensure that losses do not exceed the potential amounts documented in the Bank's analysis of loans individually evaluated and reduce potential losses in the remaining performing loans within our real estate construction portfolio. These include the following:

- We closely monitor the past due and overdraft reports on a weekly basis to identify deterioration as early as possible and the placement of identified loans on the watch list.
- We perform extensive quarterly credit reviews for all watch list/classified loans, including formulation of aggressive workout or action plans. When a workout is not achievable, we move to collection/foreclosure proceedings to obtain control of the underlying collateral as rapidly as possible to minimize the deterioration of collateral and/or the loss of its value.
- We require updated financial information, global inventory aging and interest carry analysis for existing customers to help identify potential future loan payment problems.
- We generally limit loans for new construction to established builders and developers that have an established record of turning their inventories, and we restrict our funding of undeveloped lots and land.

Nonperforming Assets

The table below summarizes our nonperforming assets at December 31, 2025, 2024 and 2023:

	2025		2024		2023	
	Balance	Number of Loans	Balance	Number of Loans	Balance	Number of Loans
	(Dollars in Thousands)					
Nonaccrual loans:						
Commercial, financial and agricultural......	$ 26,756	55	$ 25,692	54	$ 7,217	35
Real estate - construction...........................	35,885	8	-	-	111	1
Real estate - mortgage:						
Owner-occupied commercial	13,578	17	8,744	14	7,089	14
1-4 family mortgage..............................	9,440	34	3,051	24	4,426	41
Non-owner occupied commercial	81,977	13	1,259	2	506	2
Total real estate - mortgage...................	104,995	64	13,054	40	12,021	57
Consumer...	715	2	755	1	-	-
Total nonaccrual loans................................	$ 168,351	129	$ 39,501	95	$ 19,349	93
90+ days past due and accruing:						
Commercial, financial and agricultural......	$ 101	10	$ 38	4	$ 170	8
Real estate - construction...........................	-	-	661	2	-	-
Real estate - mortgage:						
Owner-occupied commercial	-	-	-	-	-	-
1-4 family mortgage..............................	323	2	2,240	7	1,909	9
Non-owner occupied commercial	-	-	-	-	-	-
Total real estate - mortgage	323	2	2,240	7	1,909	9
Consumer	54	28	26	21	105	16
Total 90+ days past due and accruing	$ 478	40	$ 2,965	34	$ 2,184	33
Total nonperforming loans	$ 168,829	169	$ 42,466	129	$ 21,533	126
Plus: Other real estate owned and repossessions	2,583	9	2,531	8	995	7
Total nonperforming assets	$ 171,412	178	$ 44,997	137	$ 22,528	133
Ratios:						
Nonperforming loans to total loans	1.23%		0.34%		0.18%	
Nonperforming assets to total loans plus other real estate owned and repossessions .	1.25%		0.36%		0.19%	
Nonperforming assets and restructured accruing loans to total loans plus other real estate owned and repossessions	1.25%		0.36%		0.19%	

The accrual of interest on loans is discontinued when there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or the principal or interest is more than 90 days past due, unless the loan is both well-collateralized and in the process of collection. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is determined to be uncollectible. Interest income on nonaccrual loans is recognized only as received. If we believe that a loan will not be collected in full, we will increase the ACL to reflect management's estimate of any potential exposure or loss. Generally, payments received on nonaccrual loans are applied directly to principal. There are not any loans, outside of those included in the table above, that cause management to have serious doubts as to the ability of borrowers to comply with present repayment terms.

Deposits

We rely on increasing our deposit base to fund loan and other asset growth. Each of our markets is highly competitive. We compete for local deposits by offering attractive products with competitive rates. We expect to have a higher average cost of funds for local deposits than competitor banks due to our lack of an extensive branch network. Our management's strategy is to offset the higher cost of funding with a lower level of operating expense and firm pricing discipline for loan products. We have promoted electronic banking services by providing them without charge and by offering in-bank customer training. The following table presents the average balance and average rate paid on each of the following deposit categories at the bank level for years ended December 31, 2025, 2024 and 2023:

| | For Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Average Balance	Yields/ Rates	Average Balance	Yields/ Rates	Average Balance	Yields/ Rates
Types of Deposits:		(Dollars in Thousands)				
Non-interest-bearing demand deposits	$ 2,654,480	-%	$ 2,609,137	-%	$ 2,857,831	-%
Interest-bearing demand deposits	2,219,996	2.03%	2,282,599	2.81%	1,928,133	2.24%
Money market accounts	7,682,961	3.55%	7,005,057	4.30%	6,347,456	3.95%
Savings accounts	103,444	1.60%	104,581	1.69%	119,049	1.39%
Time deposits	1,355,048	4.03%	1,201,756	4.45%	1,010,683	3.58%
Total deposits	$14,015,929		$13,203,130		$12,263,152	

At December 31, 2025, 2024, and 2023 we estimate that we had approximately $9.69 billion, $9.03 billion and $8.76 billion, respectively, in total uninsured deposits. The uninsured deposit data for 2025 and 2024 reflects the deposit insurance impact of "combined ownership segregation" of escrow and other accounts at an aggregate level but does not reflect an evaluation of all of the account styling distinctions that would determine the availability of deposit insurance to individual accounts based on FDIC regulations.

The following table presents the portion of our time deposits in excess of insurance limit as of December 31, 2025.

| | Portion of Time Deposits in Excess of Insurance Limit |
| | December 31, 2025 |
Time Deposits Otherwise Uninsured With a Maturity of:	(In Thousands)
3 months or less	$ 222,214
Over 3 months through 6 months	55,734
Over 6 months through 12 months	68,702
Over 12 months	97,958
Total	$ 444,608

Borrowed Funds

We had $372.0 million in unused and available federal funds lines of credit with regional banks as of December 31, 2025, compared to $457.0 million as of December 31, 2024. These lines are subject to certain restrictions.

Federal funds purchased from correspondent banks averaged $1.80 billion, $1.44 billion, and $1.29 billion for 2025, 2024 and 2023, respectively. We paid average interest rates on these funds of 4.37%, 5.27%, and 5.18% for the same three years, respectively. The maximum amount outstanding at a month-end during 2025 and 2024 was $2.36 billion and $1.99 billion, respectively.

Stockholders' Equity

Stockholders' equity increased $233.6 million during 2025, to $1.85 billion as of December 31, 2025 from $1.62 billion as of December 31, 2024. The increase in stockholders' equity resulted primarily from net income of $276.5 million during the year ended December 31, 2025, less dividends paid or declared on our common stock of $75.6 million during the year ended December 31, 2025.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to financial credit arrangements with off-balance sheet risk to meet the financing needs of our customers. These financial credit arrangements include commitments to extend credit beyond current fundings, credit card arrangements, standby letters of credit and financial guarantees. Those credit arrangements involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement we have in those particular financial credit arrangements. All such credit arrangements bear interest at variable rates and we have no such credit arrangements which bear interest at fixed rates.

Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, credit card arrangements and standby letters of credit is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

The following table sets forth our credit arrangements and financial instruments whose contract amounts represent credit risk as of December 31, 2025, 2024 and 2023:

	2025	2024	2023
	(In Thousands)		
Commitments to extend credit	$ 3,779,178	$ 3,552,958	$ 3,410,283
Credit card arrangements	395,780	366,843	381,524
Standby letters of credit and financial guarantees	117,371	125,147	86,065
Total	$ 4,292,329	$ 4,044,948	$ 3,877,872

Commitments to extend credit beyond current fundings are agreements to lend to a customer if there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by us upon extension of credit is based on our management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All letters of credit are due within one year or less of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Derivatives

The Bank has entered into agreements with secondary market investors to deliver loans on a "best efforts delivery" basis. When a rate is committed to a borrower, it is based on the best price that day and locked with our investor for that loan for a 30-day period. In the event the loan is not delivered to the investor, the Bank has no risk or exposure with the investor. The interest rate lock commitments to customers related to loans that are originated for later sale are classified as derivatives. The fair values of our agreements with investors and rate lock commitments to customers as of December 31, 2025 and 2024 were not material.

Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the dollar amount of rate-sensitive assets repricing during a period and the volume of rate-sensitive liabilities repricing during the same period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

Our asset liability committee is charged with monitoring our liquidity and funds position. The committee regularly reviews the rate sensitivity position on a three-month, six-month and one-year time horizon; loans-to-deposits ratios; and average maturities for certain categories of liabilities. The asset liability committee uses a model to analyze the maturities of rate-sensitive assets and liabilities. The model measures the "gap" which is defined as the difference between the dollar amount of rate-sensitive assets repricing during a period and the volume of rate-sensitive liabilities repricing during the same period. Gap is also expressed as the ratio of rate-sensitive assets divided by rate-sensitive liabilities. If the ratio is greater than "one," then the dollar value of assets exceeds the dollar value of liabilities and the balance sheet is "asset sensitive." Conversely, if the value of liabilities exceeds the dollar value of assets, then the ratio is less than one and the balance sheet is "liability sensitive." Our internal policy requires our management to maintain the gap such that net interest margins will not change more than 10% if interest rates change by 100 basis points or more than 15% if interest rates change by 200 basis points. As of December 31, 2025, our gap was within such ranges. See "—Quantitative and Qualitative Analysis of Market Risk" below in Item 7A for additional information.

Liquidity and Capital Adequacy

Sources and Uses of Funds

The following table illustrates, during the years presented, the mix of our funding sources and the assets in which those funds are invested as a percentage of our average total assets for the period indicated. Average assets totaled $17.75 billion in 2025, compared to $16.33 billion in 2024, and to $15.07 billion in 2023:

| | For the Year Ended | | |
	2025	2024	2023
Sources of Funds:			
Deposits:			
Non-interest-bearing	14.9%	15.9%	18.9%
Interest-bearing	64.0	64.8	62.2
Federal funds purchased	10.1	8.8	8.5
Long term debt and other borrowings	0.4	0.4	0.6
Other liabilities	0.8	0.6	0.4
Equity capital	9.8	9.5	9.4
Total sources	100.0%	100.0%	100.0%
Uses of Funds:			
Loans	74.0%	74.5%	77.0%
Securities	10.8	12.0	12.5
Interest-bearing balances with banks	10.5	10.4	7.1
Federal funds sold	1.4	0.1	0.4
Other assets	3.3	3.0	3.0
Total uses	100.0%	100.0%	100.0%

Liquidity

Liquidity is defined as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis.

Liquidity is managed at two levels. The first is the liquidity of the Company. The second is the liquidity of the Bank. The management of liquidity at both levels is critical because the Company and the Bank have different funding needs and sources, and each are subject to regulatory guidelines and requirements. We are subject to general FDIC guidelines that require a minimum level of liquidity. Management believes our liquidity ratios meet or exceed these guidelines. Our management is not currently aware of any trends or demands that are reasonably likely to result in liquidity increasing or decreasing in any material manner.

The Bank's main source of liquidity is customer interest-bearing and noninterest bearing deposit accounts. Our regular sources of funding are from the growth of our deposit base, repayment of principal and interest on loans, the sale of loans and the renewal of time deposits. Liquidity is also available from funding sources consisting primarily of federal funds purchased, Federal Home Loan Bank ("FHLB") loan advances and available-for-sale securities. The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to our liquidity position. In the event of compression in liquidity due to a run-off in deposits, we have a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. These actions include borrowing from existing correspondent banks, selling or participating loans and the curtailment of loan commitments and funding. As of December 31, 2025, our liquid assets, represented by cash and due from banks, federal funds sold and unpledged available-for-sale securities, totaled $2.12 billion. The Bank had loans pledged to both the FHLB and the Federal Reserve Bank of Atlanta, which provided approximately $3.20 billion and $2.30 billion, respectively, in available funding. The Bank's policy limits on brokered deposits would allow for up to $4.43 billion in available funding for brokered deposits. Additionally, we had available to us approximately $472 million in federal funds lines of credit with regional banks, subject to certain restrictions and collateral requirements, to meet short term funding needs.

As a separate entity from the bank, we also have separate liquidity obligations. We are responsible for the payment of dividends to our stockholders and interest and principal on our outstanding indebtedness. As a source of internal liquidity, we have access to the capital markets. We also may continue periodic offerings of debt and equity securities. However, our ultimate source of liquidity consists of dividends from the Bank, which are limited by applicable law and regulations. In 2025 and 2024, the Bank paid dividends of $78.9 million and $71.9 million, respectively, to us. For a detailed discussion on the regulatory limitation on Bank dividends, see "Supervision and Regulation - Payment of Dividends" in Item 1.

We believe these sources of funding are adequate to meet both our immediate (within the next 12 months) and our longer term anticipated funding needs. Our management meets on a weekly basis to review sources and uses of funding to determine the appropriate strategy to ensure an appropriate level of liquidity, and we have increased our focus on the generation of core deposit funding to supplement our liquidity position. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals.

Capital Adequacy

As of December 31, 2025, our most recent notification from the FDIC categorized us as well-capitalized under the regulatory framework for prompt corrective action. To remain categorized as well-capitalized, we must maintain minimum Common Equity Tier 1 risk-based, Tier 1 risk-based, total risk-based, and Tier 1 leverage ratios as disclosed in the table below. Our management believes that we are well-capitalized under the prompt corrective action provisions as of December 31, 2025. In addition, the Alabama Banking Department has required that the Bank maintain a leverage ratio of at least 8.00%.

The following table sets forth (i) the capital ratios of the Bank required by the FDIC to maintain "well-capitalized" status and (ii) our actual ratios of capital to total regulatory or risk-weighted assets, as of December 31, 2025:

	Well-Capitalized	Actual at December 31, 2025
CET 1 Capital Ratio	6.50%	11.65%
Tier 1 Capital Ratio	8.00%	11.66%
Total Capital Ratio	10.00%	12.93%
Leverage ratio	5.00%	10.26%

For a description of capital ratios see Note 13 - "*Regulatory Matters*" to the Consolidated Financial Statements.

Critical Accounting Estimates

Our consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in the Notes to the Consolidated Financial Statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect our reported results and financial position for the current period or in future periods. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on our future financial condition and results of operations.

We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements. The accounting estimate related to the Company's ACL is considered to be a critical accounting estimate because considerable judgment and estimation is applied by management.

> *Allowance for Credit Losses*

The Company assesses the adequacy of its allowance for credit losses at the end of each calendar quarter. The level of allowance is based on the Company's evaluation of historical default and loss experience, current and projected economic conditions, asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay a loan, the estimated value of any underlying collateral, composition of the loan portfolio and other relevant factors. The allowance is increased by a provision for credit losses, which is charged to expense, and reduced by charge-offs, net of recoveries. The allowance for credit losses is believed adequate to absorb all expected future losses to be recognized over the contractual life of the loans in the portfolio. If our assumptions regarding the adequacy of our allowance for credit losses are not accurate, we may incur credit losses in excess of our current allowance for credit losses and be required to make material additions to our allowance. Such additional provision for credit losses could have a material adverse effect on our business and results of operations. Our regulators may disagree with our assumptions and could require us to materially increase our allowance for credit losses.

Loans with similar risk characteristics are evaluated in pools and, depending on the nature of each identified pool, the Company utilizes a DCF, PD/LGD, or remaining life method. The historical loss experience estimate by pool is then adjusted by forecast factors that are quantitatively related to the Company's historical credit loss experience, such as national unemployment rates and gross domestic product. Losses are predicted over a period of time determined to be reasonable and supportable, and at the end of the reasonable and supportable period losses are reverted to long term historical averages. The reasonable and supportable period and reversion period are re-evaluated each quarter by the Company and are dependent on the current economic environment among other factors. See Note 1 – "*Summary of Significant Accounting Policies*" in the Notes to Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report.

The expected credit losses for each loan pool are then adjusted for changes in qualitative factors not inherently considered in the quantitative analyses. The qualitative adjustments either increase or decrease the quantitative model estimation. The Company considers factors that are relevant within the qualitative framework which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of problem loans, concentration risk, trends in underlying collateral values, external factors, quality of loan review system and other economic conditions.

Expected credit losses for loans that no longer share similar risk characteristics with the collectively evaluated pools are excluded from the collective evaluation and estimated on an individual basis. Individual evaluations are performed for nonaccrual loans, loans rated substandard, and modified loans classified as troubled debt restructurings. Specific allocations of the allowance for credit losses are estimated on one of several methods, including the estimated fair value of the underlying collateral, observable market value of similar debt or the present value of expected cash flows.

Adoption of Recent Accounting Pronouncements

New accounting standards are discussed in Note 1, "*Summary of Significant Accounting Policies*" to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Like all financial institutions, we are subject to market risk from changes in interest rates. Interest rate risk is inherent in the balance sheet due to the mismatch between the maturities of rate-sensitive assets and rate-sensitive liabilities. If rates are rising, and the level of rate-sensitive liabilities exceeds the level of rate-sensitive assets, the net interest margin will be negatively impacted. Conversely, if rates are falling, and the level of rate-sensitive liabilities is greater than the level of rate-sensitive assets, the impact on the net interest margin will be favorable. Managing interest rate risk is further complicated by the fact that all rates do not change at the same pace; in other words, short term rates may be rising while longer term rates remain stable. In addition, different types of rate-sensitive assets and rate-sensitive liabilities react differently to changes in rates.

To manage interest rate risk, we must take a position on the expected future trend of interest rates. Rates may rise, fall, or remain the same. Our asset liability committee develops their view of future rate trends and strives to manage rate risk within a targeted range by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of our balance sheet. Our annual budget reflects the anticipated rate environment for the next twelve months. The asset liability committee conducts a quarterly analysis of the rate sensitivity position and reports its results to our Board of Directors.

The asset liability committee employs multiple modeling scenarios to analyze the maturities of rate-sensitive assets and liabilities. The interest rate risk model measures the "gap" which is defined as the difference between the dollar amount of rate-sensitive assets repricing during a period and the volume of rate-sensitive liabilities repricing during the same period. The gap is also expressed as the ratio of rate-sensitive assets divided by rate-sensitive liabilities. If the ratio is greater than "one," the dollar value of assets exceeds the dollar value of liabilities; and the balance sheet is "asset sensitive." Conversely, if the value of liabilities exceeds the value of assets, the ratio is less than one and the balance sheet is "liability sensitive." Our internal policy requires management to maintain the gap such that net interest margins will not change more than 10% if interest rates change 100 basis points or more than 15% if interest rates change 200 basis points. As of December 31, 2025, our gap was within such ranges.

The interest rate risk model measures scheduled maturities in periods of three months, four to twelve months, one to five years and over five years. The chart below illustrates our rate-sensitive position at December 31, 2025. Management uses the one-year gap as the appropriate time period for setting strategy.

Rate Sensitive Gap Analysis				
1-3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
(Dollars in Thousands)				
Interest-earning assets:				
Loans, including mortgages held for sale .... $ 7,345,868	$ 1,469,656	$ 4,083,202	$ 809,930	$13,708,656
Securities 125,127	730,041	662,914	221,367	1,739,449
Federal funds sold and Repos 504,962	-	-	-	504,962
Interest bearing balances with banks 1,121,734	-	-	-	1,121,734
Total interest-earning assets .... $ 9,097,691	$ 2,199,697	$ 4,746,116	$ 1,031,297	$17,074,801
Interest-bearing liabilities:				
Deposits:				
Interest-bearing checking .... $ 2,256,168	$ -	$ -	$ -	$ 2,256,168
Money market and savings 7,888,843	-	-	-	7,888,843
Time deposits 752,654	571,542	65,552	3	1,389,751
Federal funds purchased .... -	-	-	34,743	34,743
Other borrowings 1,471,628	-	-	-	1,471,628
Total interest-bearing liabilities 12,369,293	571,542	65,552	34,746	13,041,133
Interest sensitivity gap .... $ (3,271,602)	$ 1,628,155	$ 4,680,564	$ 996,551	$ 4,033,668
Cumulative sensitivity gap .... $ (3,271,602)	$ (1,643,447)	$ 3,037,117	$ 4,033,668	$ -
Percent of cumulative sensitivity Gap to total interest-earning assets .... (19.16)%	(9.62)%	17.79%	23.62%	

The interest rate risk model that defines the gap position also performs a "rate shock" test of the balance sheet. The rate shock procedure measures the impact on the economic value of equity ("EVE") which is a measure of long-term interest rate risk. EVE is the difference between the market value of our assets and the liabilities and is our liquidation value. In EVE analysis, the model calculates the discounted cash flow or market value of each category on the balance sheet. The percentage change in EVE is a measure of the volatility of risk. Regulatory guidelines specify a maximum change of 30% for a 200 basis points rate change. After starting the year 2024 at a rate of 4.40%, the Federal Reserve decreased its targeted federal funds rate by 75 basis points and ended the year 2025 at 3.65%. As of December 31, 2025, the model shows decreases in our EVE for most rate shock scenarios.

The chart below identifies the EVE impact of rate shocks of down 400 to up 400 in 100 basis point increments.

Economic Value of Equity Under Rate Shock
At December 31, 2025

	0 bps	-400 bps	-300 bps	-200 bps	-100 bps	+100 bps	+200 bps	+300 bps	+400 bps
					(Dollars in Thousands)				
Economic value of equity..........	$1,849,847	$1,539,073.00	$1,761,054.00	$1,811,000.00	$1,840,598.00	$1,851,697.00	$1,836,898.00	$1,823,949.00	$1,807,301.00
Actual dollar change		$ (310,774)	$ (88,793)	$ (38,847)	$ (9,249)	$ 1,850	$ (12,949)	$ (25,898)	$ (42,546)
Percent change		-16.8%	-4.8%	-2.1%	-0.50%	0.1%	-0.7%	-1.4%	-2.3%

The one-year gap ratio of negative (9.62)% indicates that we would show a decrease in net interest income in a rising rate environment, and the EVE rate shock shows that the EVE would increase in a rising rate environment. The EVE simulation model is a static model which provides information only at a certain point in time. For example, in a rising rate environment, the model does not take into account actions which management might take to change the impact of rising rates on us. Given that limitation, it is still useful in assessing the long-range impact of unanticipated movements in interest rates.

The above analysis may not on its own be an entirely accurate indicator of how net interest income or EVE will be affected by changes in interest rates. Income associated with interest earning assets and costs associated with interest bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. Our asset liability committee develops its view of future rate trends by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of our balance sheet and conducts a quarterly analysis of the rate sensitivity position. The results of the analysis are reported to our Board of Directors on a quarterly basis.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by Regulations S-X and by Item 302 of Regulation S-K are set forth in the pages listed below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
ServisFirst Bancshares, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ServisFirst Bancshares, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

The Company's loan portfolio and the associated allowance for credit losses ("allowance") were $13.70 billion and $171.7 million as of December 31, 2025, respectively. As further described in Notes 1 and 3 to the financial statements, the amount of the allowance represents management's best estimate of current expected credit losses on loans considering the characteristics of the loan portfolio and the economic environment. To calculate the allowance, loans with similar risk characteristics are collectively evaluated in pools and loans that do not share similar risk characteristics are excluded from the collective pools and evaluated on an individual basis. Management evaluates each loan pool utilizing a discounted cash flow, probability of default / loss given default or remaining life method, depending on the nature of the loan pool. Losses are predicted over a period of time determined to be reasonable and supportable, and after such period, losses are reverted to long term historical averages. The estimated credit losses for each loan pool are then adjusted for qualitative factors not inherently considered in the quantitative analyses. Consideration is given to the following factors: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of problem loans, concentration risk, trends in underlying collateral values, external factors, quality of loan review system and other economic conditions. Estimating qualitative factor adjustments requires significant judgment and can either increase or decrease the quantitative model estimation.

We identified the allowance for credit losses, and more specifically the other economic conditions qualitative factor adjustment applied in the allowance, as a critical audit matter. The principal consideration for our determination of the other economic conditions qualitative factor adjustment as a critical audit matter is the subjectivity of the assumptions that management utilized in determining and applying the qualitative factor in the allowance model. Furthermore, certain inputs and assumptions lack observable data and, therefore, applying audit procedures required a higher degree of auditor judgment and subjectivity due to the nature and extent of audit evidence and effort required to address this matter.

The primary audit procedures we performed to address this critical audit matter included:

● Evaluated the design and tested the operating effectiveness of key controls relating to the Company's allowance, including controls over the determination of other economic conditions qualitative factor adjustments and the precision of management's review and approval of the resulting estimate.

● Assessed the appropriateness and reasonableness of the qualitative factor adjustment framework, including evaluating management's judgments as to which assumptions and relevant assessed risks impacted the other economic conditions qualitative adjustment for each loan pool.

● Evaluated and tested the relevance and reliability of data utilized in the qualitative factor framework, including considering the data's completeness and accuracy and testing the mathematical accuracy of the calculations for the other economic conditions qualitative factor.

● Analyzed the total qualitative factor adjustment applied to each loan pool, in comparison to changes in the Company's quantitatively driven expected credit losses and loan pools and evaluated the appropriateness and level of the total qualitative factor adjustment applied in the overall allowance.

We have served as the Company's auditor since 2014.

/s/ Forvis Mazars, LLP

Tampa, Florida
February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
ServisFirst Bancshares, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited ServisFirst Bancshares, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, and our report dated February 26, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

Tampa, Florida

February 26, 2026

SERVISFIRST BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
ASSETS		
Cash and due from banks	$ 95,127	$ 116,394
Interest-bearing balances due from depository institutions	1,026,607	2,259,195
Securities purchased with agreement to resell	498,910	-
Federal funds sold	6,052	1,045
Cash and cash equivalents	1,626,696	2,376,634
Available-for-sale debt securities, at fair value	1,068,825	1,161,400
Held-to-maturity debt securities (fair value of $616,535 and $639,496, respectively)	660,076	714,853
Restricted equity securities	12,203	11,300
Mortgage loans held for sale	11,744	9,211
Loans	13,696,912	12,605,836
Less allowance for credit losses	(171,683)	(164,458)
Loans, net	13,525,229	12,441,378
Premises and equipment, net	60,396	59,185
Accrued interest and dividends receivable	61,956	62,794
Deferred tax asset, net	49,705	61,748
Other real estate owned and repossessed assets	2,583	2,531
Bank owned life insurance contracts	435,328	299,787
Goodwill	13,615	13,615
Other assets	198,834	137,207
Total assets	$ 17,727,190	$ 17,351,643
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Non-interest-bearing demand	$ 2,684,272	$ 2,619,687
Interest-bearing	11,534,762	10,923,772
Total deposits	14,219,034	13,543,459
Federal funds purchased	1,471,628	1,993,728
Other borrowings	34,750	64,743
Accrued interest and dividends payable	29,990	28,026
Other liabilities	121,441	104,915
Total liabilities	15,876,843	15,734,871
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 1,000,000 authorized and undesignated at December 31, 2025 and December 31, 2024	-	-
Common stock, par value $0.001 per share; 200,000,000 shares authorized: 54,624,955 shares issued and outstanding at December 31, 2025; and 54,569,427 shares issued and outstanding at December 31, 2024	54	54
Additional paid-in capital	237,839	235,781
Retained earnings	1,613,746	1,412,616
Accumulated other comprehensive loss	(1,792)	(32,179)
Total stockholders' equity attributable to ServisFirst Bancshares, Inc.	1,849,847	1,616,272
Noncontrolling interest	500	500
Total stockholders' equity	1,850,347	1,616,772
Total liabilities and stockholders' equity	$ 17,727,190	$ 17,351,643

See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

		Year Ended December 31,	
	2025	2024	2023
Interest income:			
Interest and fees on loans	$ 828,696	$ 788,105	$ 699,101
Taxable securities	67,122	66,535	53,499
Nontaxable securities	21	31	65
Federal funds sold	12,007	1,128	2,844
Other interest and dividends	82,581	90,322	57,737
Total interest income	990,427	946,121	813,246
Interest expense:			
Deposits	373,888	420,650	331,740
Borrowed funds	81,330	78,812	70,569
Total interest expense	455,218	499,462	402,309
Net interest income	535,209	446,659	410,937
Provision for credit losses	35,311	21,587	18,715
Net interest income after provision for credit losses	499,898	425,072	392,222
Noninterest income:			
Service charges on deposit accounts	11,884	9,434	8,420
Mortgage banking	5,464	4,922	2,755
Credit card income	8,327	8,280	8,631
Securities losses	(16,375)	-	-
Bank-owned life insurance income	14,817	9,533	7,574
Other operating income	3,105	2,887	3,037
Total noninterest income	27,222	35,056	30,417
Noninterest expenses:			
Salaries and employee benefits	94,815	96,318	80,965
Equipment and occupancy expense	14,597	14,519	14,295
Third party processing and other services	31,617	31,181	27,872
Professional services	7,175	6,901	5,916
FDIC and other regulatory assessments	10,990	10,687	15,614
Other real estate owned expense	155	199	47
Other operating expenses	25,641	21,341	33,342
Total noninterest expenses	184,990	181,146	178,051
Income before income taxes	342,130	278,982	244,588
Provision for income taxes	65,527	51,740	37,735
Net income	276,603	227,242	206,853
Dividends on preferred stock	62	62	62
Net income available to common stockholders	$ 276,541	$ 227,180	$ 206,791
Basic earnings per common share	$ 5.06	$ 4.17	$ 3.80
Diluted earnings per common share	$ 5.06	$ 4.16	$ 3.79

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 276,603	$ 227,242	$ 206,853
Other comprehensive income (loss), net of tax:			
Unrealized net holding gains (loss) arising during period from securities available for sale, net of tax of $6,919, $7,347, and $(1,593) for the twelve months ended December 31, 2025, 2024, and 2023, respectively..	17,878	15,902	(4,754)
Amortization of net unrealized gains on securities transferred from available-for-sale to held-to-maturity, net of tax of $(143), $(155), and $(197) for the twelve months ended December 31, 2025, 2024, and 2023, respectively......................	(427)	(486)	(588)
Reclassification adjustment for net losses on sale of securities, net of tax of $3,439 for 2025..	12,936	-	-
Other comprehensive income (loss), net of tax..............................	30,387	15,416	(5,342)
Comprehensive income	$ 306,990	$ 242,658	$ 201,511

See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)
Years Ended December 31, 2025, 2024 and 2023

	Common Shares	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Stockholders' Equity
Balance, January 1, 2023	54,326,527		$ 54	$ 229,693	$1,109,902	$ (42,253)	$ 500	$ 1,297,896
Common dividends paid, $0.84 per share ...	-		-	-	(45,711)	-	-	(45,711)
Common dividends declared, $0.30 per share	-		-	-	(16,338)	-	-	(16,338)
Preferred dividends paid	-		-	-	(62)	-	-	(62)
Dividends on nonvested restricted stock recognized as compensation expense	-		-	-	197	-	-	197
Issue restricted shares pursuant to stock incentives, net of forfeitures	51,881		-	-	-	-	-	-
Issue shares of common stock upon exercise of stock options	83,172		-	1,287	-	-	-	1,287
13,798 shares of common stock withheld in net settlement upon exercise of stock options				(1,975)	-	-	-	(1,975)
Stock-based compensation expense	-		-	3,600	-	-	-	3,600
Other comprehensive loss, net of tax	-		-	-	-	(5,342)	-	(5,342)
Net income	-		-	-	206,853	-	-	206,853
Balance, December 31, 2023	54,461,580	$ -	$ 54	$ 232,605	$1,254,841	$ (47,595)	$ 500	$ 1,440,405
Impact of adoption ASU 2023-02, net of tax	-		-	-	(2,269)	-	-	(2,269)
Adjusted balance, January 1, 2024	54,461,580		54	232,605	1,252,572	(47,595)	500	1,438,136
Common dividends paid, $0.90 per share ...	-		-	-	(49,074)	-	-	(49,074)
Common dividends declared, $0.34 per share			-	-	(18,280)	-	-	(18,280)
Preferred dividends paid			-	-	(62)	-	-	(62)
Dividends on nonvested restricted stock recognized as compensation expense	-		-	-	218	-	-	218
Issue restricted shares pursuant to stock incentives, net of forfeitures	55,282		-	-	-	-	-	-
Issue shares of common stock upon exercise of stock options	52,565		-	916	-	-	-	916
13,798 shares of common stock withheld in net settlement upon exercise of stock options	-			(1,229)				(1,229)
Stock-based compensation expense	-		-	3,489	-	-	-	3,489
Other comprehensive income, net of tax	-		-	-	-	15,416	-	15,416
Net income	-		-	-	227,242	-	-	227,242
Balance, December 31, 2024	54,569,427	$ -	$ 54	$ 235,781	$1,412,616	$ (32,179)	$ 500	$ 1,616,772
Common dividends paid, $1.00 per share ...	-		-	-	(54,885)	-	-	(54,885)
Common dividends declared, $0.38 per share			-	-	(20,758)	-	-	(20,758)
Preferred dividends paid			-	-	(62)	-	-	(62)
Dividends on nonvested restricted stock recognized as compensation expense	-		-	-	232	-	-	232
Issue restricted shares pursuant to stock incentives, net of forfeitures	39,498		-	-	-	-	-	-
Restricted shares withheld for taxes	(9,197)		-	-	-	-	-	-
Issue shares of common stock upon exercise of stock options	25,227		-	610	-	-	-	610
6,723 shares of common stock withheld in net settlement upon exercise of stock options				(1,509)				(1,509)
Stock-based compensation expense	-		-	2,957	-	-	-	2,957
Other comprehensive income, net of tax	-		-	-	-	30,387	-	30,387
Net income	-		-	-	276,603	-	-	276,603
Balance, December 31, 2025	54,624,955	$ -	$ 54	$ 237,839	$1,613,746	$ (1,792)	$ 500	$ 1,850,347

See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

| | Year Ended December 31, | | |
	2025	2024	2023
OPERATING ACTIVITIES			
Net income	$ 276,603	$ 227,242	$ 206,853
Adjustments to reconcile net income to net cash provided by operating activities			
Deferred tax expense (benefit)	1,828	(3,351)	(1,005)
Provision for credit losses	35,311	21,587	18,715
Depreciation	4,728	4,785	4,436
Accretion on acquired loans	200	186	197
Amortization of investments in tax credit partnerships	38,207	12,565	14,353
Net amortization (accretion) of debt securities	123	(200)	49
Decrease (increase) in accrued interest and dividends receivable	838	(3,613)	(10,759)
Stock-based compensation expense	2,957	3,489	3,600
Increase in accrued interest and dividends payable	1,964	481	8,930
Proceeds from sale of mortgage loans held for sale	253,080	204,404	127,702
Originations of mortgage loans held for sale	(250,148)	(203,620)	(128,414)
Gain on sale of mortgage loans held for sale	(5,464)	(4,922)	(2,755)
Loss on sale of securities available for sale	16,375	-	-
Net (gain) loss on sale of other real estate owned and repossessed assets	(298)	(120)	28
Write down of other real estate owned and repossessed assets	-	74	-
Increase in cash surrender value of life insurance contracts	(10,541)	(7,028)	(7,574)
Net change in other assets, liabilities, and other operating activities	(10,559)	956	(37,060)
Net cash provided by operating activities	355,204	252,915	197,296
INVESTMENT ACTIVITIES			
Purchases of debt securities available-for-sale	(485,438)	(1,141,936)	(1,001,811)
Proceeds from maturities, calls and paydowns of debt securities available-for-sale	443,187	904,167	746,398
Proceeds from sale of debt securities available-for-sale	159,499	-	-
Purchases of debt securities held-to-maturity	(2,975)	(45,472)	(48,723)
Proceeds from maturities, calls and paydowns of debt securities held-to-maturity	57,182	312,643	100,180
Purchases of restricted equity securities	(903)	(1,074)	(46,482)
Proceeds from sale of restricted equity securities	-	-	43,990
Investment in tax credit partnerships and SBIC	(76,027)	(13,371)	(9,303)
Return of capital from tax credit partnerships and SBIC	1,039	274	191
Net increase in loans	(1,122,452)	(963,367)	16,314
Purchases of premises and equipment	(5,939)	(4,646)	(3,910)
Purchase of bank owned life insurance contracts	(125,000)	-	-
Proceeds from death benefit of bank owned life insurance contracts	-	1,224	2,566
Proceeds from sale of other real estate owned and repossessed assets	3,336	3,024	158
Net cash used in investing activities	(1,154,491)	(948,534)	(200,432)
FINANCING ACTIVITIES			
Net increase (decrease) in non-interest-bearing deposits	64,585	(23,414)	(678,246)
Net increase in interest-bearing deposits	610,990	293,362	2,404,952
Net (decrease) increase in federal funds purchased	(522,100)	737,004	(362,074)
FHLB advances	1,000	-	300,000
Repayment of FHLB advances	(1,000)	-	(300,000)
Redemption of other borrowings	(30,000)	-	-
Proceeds from exercise of stock options	610	916	1,287
Taxes paid in net settlement of tax obligation upon exercise of stock options	(1,509)	(1,229)	(1,975)
Dividends paid on common stock	(73,165)	(65,412)	(45,711)
Dividends paid on preferred stock	(62)	(62)	(62)
Net cash provided by financing activities	49,349	941,165	1,318,171
Net (decrease) increase in cash and cash equivalents	(749,938)	245,546	1,315,035
Cash and cash equivalents at beginning of period	2,376,634	2,131,088	816,053
Cash and cash equivalents at end of period	$ 1,626,696	$ 2,376,634	2,131,088
SUPPLEMENTAL DISCLOSURE			
Cash paid for:			
Interest	$ 453,254	$ 498,981	393,379
Income taxes	34,577	44,977	53,991
NONCASH TRANSACTIONS			
Other real estate acquired in settlement of loans	$ 3,090	$ 5,729	933
Internally financed sale of other real estate owned	-	1,215	-
Dividends on nonvested restricted stock reclassified as compensation expense	232	218	197
Dividends declared but not paid	20,758	18,280	16,338

See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

ServisFirst Bancshares, Inc. (the "Company") was formed on August 16, 2007 and is a bank holding company whose business is conducted by its wholly owned subsidiary ServisFirst Bank (the "Bank"). The Bank is headquartered in Birmingham, Alabama, and has provided a full range of banking services to individual and corporate customers throughout the Birmingham market since opening for business in May 2005. The Bank has since expanded into Florida, Georgia, North Carolina, South Carolina, Tennessee, Texas and Virginia. The Bank owns all of the stock of SF Intermediate Holding Company, Inc., which, in turn, owns all of the stock of SF TN Realty Holdings, Inc., which, in turn, owns all of the common stock of the Company's real estate investment trusts, SF Realty 1, Inc., SF FLA Realty, Inc., SF GA Realty, Inc. and SF TN Realty, Inc. More details about SF Intermediate Holding Company, Inc. and its subsidiaries are included in Note 11.

Operating Segments

The Company operates as a single reportable segment, with a majority of its revenues derived from the business of banking. Senior management, which serves as the Chief Operating Decision Maker ("CODM"), regularly reviews consolidated financial performance and allocates resources on a Bank-wide basis. As a result, the Company's financial statements reflect one reportable segment.

Basis of Presentation and Accounting Estimates

To prepare consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP"), management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for credit losses and the fair value of financial instruments are particularly subject to change. All numbers are in thousands except share and per share data.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash, Due from Banks, Interest-Bearing Balances due from Financial Institutions

Cash and due from banks include cash on hand, cash items in process of collection, amounts due from banks and interest bearing balances due from financial institutions. The Company considers financial instruments with an original maturity of three months or less to be cash equivalents. For purposes of cash flows, cash and cash equivalents include cash and due from banks and federal funds sold and securities purchased with agreement to resell. Generally, federal funds are purchased and sold for one-day periods. Cash flows from loans, mortgage loans held for sale, federal funds sold, and deposits are reported net.

Debt Securities

Debt securities are classified based on the Company's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive income (loss), net of the deferred income tax effects. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost and adjusted for amortization of premiums and accretion of discounts.

Transfers of debt securities into the held-to-maturity category from available-for-sale category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer is retained in accumulated other comprehensive income (loss) and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining life of the security.

Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. For certain securities, amortization of premiums and accretion of discounts is computed based on the anticipated life of the security, which may be shorter than the stated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method and are recorded on the trade date of the sale.

Restricted Equity Securities

Investments in restricted equity securities without a readily determinable market value are carried at cost.

Mortgage Loans Held for Sale

The Company classifies certain residential mortgage loans as held for sale. Typically, mortgage loans held for sale are sold to a third-party investor within a very short time period. The loans are sold without recourse and servicing is not retained. Net fees earned from this banking service are recorded in noninterest income.

In the course of originating mortgage loans and selling those loans in the secondary market, the Company makes various representations and warranties to the purchaser of the mortgage loans. Each loan is underwritten using government agency guidelines. Any exceptions noted during this process are remedied prior to sale. These representations and warranties also apply to underwriting the real estate appraisal opinion of value for the collateral securing these loans. Under the representations and warranties, failure by the Company to comply with the underwriting and/or appraisal standards could result in the Company being required to repurchase the mortgage loan or to reimburse the investor for losses incurred (make whole requests) if such failure cannot be cured by the Company within the specified period following discovery. The Company continues to experience an insignificant level of investor repurchase demands. There were no expenses incurred as part of these buyback obligations for the years ended December 31, 2025 and 2024.

Loans

Loans are reported at unpaid principal balances, less unearned fees and the allowance for credit losses. Interest on all loans is recognized as income based upon the applicable rate applied to the daily outstanding principal balance of the loans. Interest income on nonaccrual loans is recognized on a cash basis or cost recovery basis until the loan is returned to accrual status. A loan may be returned to accrual status if the Company is reasonably assured of repayment of principal and interest and the borrower has demonstrated sustained performance for a period of at least six months. Loan fees, net of direct costs, are reflected as an adjustment to the yield of the related loan over the term of the loan. The Company does not have a concentration of loans to any one industry.

The accrual of interest on loans is discontinued when there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or the principal or interest is more than 90 days past due, unless the loan is both well-collateralized and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status are reversed against current interest income. Interest collections on nonaccrual loans are generally applied as principal reductions. The Company determines past due or delinquency status of a loan based on contractual payment terms.

Loan modifications are concessions granted to borrowers in the normal course of business, which would not otherwise be considered, where the borrowers are experiencing financial difficulty. The concessions granted most frequently involve reductions or delays in required payments of principal and interest for a specified time, the rescheduling of payments in accordance with a bankruptcy plan or the charge-off of a portion of the loan.

Allowance for Credit Losses ("ACL") and Impairment of Debt Securities

ACL – Debt Securities Held to Maturity

Management uses a systematic methodology to determine its ACL for held-to-maturity debt securities. The ACL is a contra-asset valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the held-to-maturity portfolio. Management considers the effects of past events, current conditions, and reasonable and supportable forecasts on the collectability of the portfolio. The Company's estimate of its ACL involves a high degree of judgment; therefore, management's process for determining expected credit losses may result in a range of expected credit losses. Management monitors the held-to-maturity portfolio to determine whether an ACL would need to be recorded. As of December 31, 2025 and 2024, the Company had $660.1 million and $714.9 million, respectively, of held-to-maturity securities and no related ACL recorded, respectively.

<u>Impairment of Debt Securities Available for Sale</u>

For available-for-sale debt securities in an unrealized loss position, the Company will first assess whether i) it intends to sell or ii) it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. If either case is applicable, any previously recognized allowances are charged off and the debt security's amortized cost is written down to fair value through income. If neither case is applicable, the debt security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the debt security by a rating agency and any adverse conditions specifically related to the debt security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the debt security are compared to the amortized cost basis of the debt security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount by which the fair value is less than the amortized cost basis. Any impairment that has not been recorded through allowance for credit losses is recognized in other comprehensive income, net of tax.

Adjustments to the allowance are reported in the income statement as a component of credit loss expense. Debt securities are charged off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by the Company or when either of the aforementioned criteria regarding intent or requirement to sell is met specifically for available-for-sale debt securities.

The Company excludes the accrued interest receivable balance from the amortized cost basis in measuring expected credit losses on debt securities and does not record an ACL on accrued interest receivable.

<u>ACL – Loans</u>

The ACL is based on the Company's evaluation of the loan portfolios, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. The process is inherently subjective and subject to significant change as it requires material estimates. The allowance is increased by a provision for credit losses, which is charged to expense, and reduced by charge-offs, net of recoveries. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the ACL. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Loans with similar risk characteristics are evaluated in pools and, depending on the nature of each identified pool, the Company utilizes a discounted cash flow ("DCF"), probability of default / loss given default ("PD/LGD") or remaining life method. The historical loss experience estimate by pool is then adjusted by forecast factors that are quantitatively related to the Company's historical credit loss experience, such as national unemployment rates and gross domestic product. Losses are predicted over a period of time determined to be reasonable and supportable, and at the end of the reasonable and supportable period losses are reverted to long term historical averages. The reasonable and supportable period and reversion period are re-evaluated each quarter by the Company and are dependent on the current economic environment among other factors.

The estimated credit losses for each loan pool are then adjusted for changes in qualitative factors not inherently considered in the quantitative analyses. The qualitative adjustments either increase or decrease the quantitative model estimation. The Company considers factors that are relevant within the qualitative framework, which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of problem loans, concentration risk, trends in underlying collateral values, external factors, quality of loan review system and other economic conditions.

Loans that no longer share similar risk characteristics with the collectively evaluated pools are excluded from the collective evaluation and credit losses are estimated on an individual basis. Individual evaluations are performed for nonaccrual loans, loans rated substandard, and modified loans. Specific allowances were estimated based on one of several methods, including the estimated fair value of the underlying collateral, observable market value of similar debt or the present value of expected cash flows.

The Company measures expected credit losses over the contractual term of a loan, adjusted for estimated prepayments. The contractual term excludes expected extensions, renewals and modifications unless there is a reasonable expectation that a troubled debt restructuring will be executed. Credit losses are estimated on the amortized cost basis of loans, which includes the principal balance outstanding, purchase discounts and premiums and deferred loan fees and costs. Accrued interest receivable on loans is excluded from the estimate of credit losses.

ACL – Unfunded Loan Commitments

The ACL is a liability account representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if the Company has the unconditional right to cancel the obligation. The ACL is reported as a component of other liabilities within the Consolidated Balance Sheets. Adjustments to the ACL for unfunded commitments are reported in the Consolidated Income Statements as provision for credit losses.

Foreclosed Real Estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. At the time of foreclosure, foreclosed real estate is recorded at fair value less cost to sell, which becomes the property's new basis. Any write downs based on the asset's fair value at date of acquisition are charged to the allowance for credit losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in other operating expenses.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Assets that are disposed of are removed from the accounts and the resulting gains or losses are recorded in operations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets (3 to 39.5 years).

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease terms or the estimated useful lives of the improvements.

Leases

The Company leases certain office space and equipment under operating leases. Leases are recognized as a liability to make lease payments and as an asset representing the right to use the asset during the lease term, or "lease liability" and "right-of-use asset," respectively. The lease liability is measured as the present value of remaining lease payments, discounted at the Company's incremental borrowing rate. The Company reports its right-of-use assets in other assets and its lease liabilities in other liabilities within the Consolidated Balance Sheets.

Certain of the leases include one or more renewal options that extend the initial lease term 1 to 5 years. The exercise of lease renewal options is typically at the Company's sole discretion; therefore, a majority of renewals to extend lease terms are not included in the right-of-use assets and lease liabilities as they are not reasonably certain to be exercised. Renewal options are regularly evaluated and when they are reasonably certain to be exercised, are included in lease terms.

None of the Company's leases provide an implicit discount rate. The Company uses its incremental collateralized borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments.

The Company does not recognize short-term leases on its Consolidated Balance Sheets. A short-term operating lease has an original term of 12 months or less and does not have a purchase option that is likely to be exercised.

Bank Owned Life Insurance ("BOLI")

BOLI is comprised of long-term life insurance contracts on the lives of certain current and past employees where the insurance policy benefit and ownership are retained by the employer. Its cash surrender value is an asset that the Company uses to partially offset the future cost of employee benefits. The cash surrender value accumulation on BOLI is permanently tax deferred if the policy is held to the insured person's death and certain other conditions are met.

Goodwill

The Company has recorded $13.6 million of goodwill at December 31, 2025 in connection with the acquisition of Metro Bancshares, Inc. in 2015. The Company tests its goodwill for impairment annually unless interim events or circumstances make it more likely than not that an impairment loss has occurred. Impairment is defined as the amount by which the carrying value of a reporting unit exceeds its fair value. Impairment losses, if incurred, would be charged to operating expense. For the purposes of evaluating goodwill, the Company has determined that it operates only one reporting unit.

Derivatives and Hedging Activities

As part of its overall interest rate risk management, the Company uses derivative instruments, which can include interest rate swaps, caps, and floors. GAAP requires all derivative instruments to be carried at fair value on the Consolidated Balance Sheets. This accounting standard provides special accounting provisions for derivative instruments that qualify for hedge accounting. To be eligible, the Company must specifically identify a derivative as a hedging instrument and identify the risk being hedged. The derivative instrument must be shown to meet specific requirements under this accounting standard.

The Company designates the derivative on the date the derivative contract is entered into as a hedge of the (1) fair value of a recognized asset or liability or of an unrecognized firm commitment (a "fair-value" hedge) or (2) a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash-flow" hedge). Changes in the fair value of a derivative that is highly effective as a fair-value hedge, and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. The changes in a derivative's fair value that are included in the assessment of hedge effectiveness for a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the Consolidated Balance Sheets or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, as necessary, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below. The Company discontinues hedge accounting prospectively when: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, hedge accounting is discontinued prospectively and the derivative will continue to be carried on the balance sheet at its fair value with all changes in fair value being recorded in earnings but with no offsetting fair value adjustment being recorded on the hedged item. For a discontinued cash flow hedge the change in fair value is no longer recorded in other comprehensive income.

The Company uses derivatives to hedge interest rate exposures associated with mortgage loan originations. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, the Company regularly extends these rate lock commitments to customers during the loan origination process. The fair values of the Company's rate lock commitments to customers as of December 31, 2025 and 2024 were not material and have not been recorded.

Revenue Recognition

The Company records revenue from contracts with customers in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The guidance requires recognition of revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

While the majority of the Company's revenue-generating transactions are excluded from the scope of ASC 606, including revenue generated from financial instruments, such as securities and loans, the relevant revenue-generating transactions are classified within non-interest income and are described as follows:

- Deposit account service charges – represent service fees for monthly activity and maintenance on customer accounts. Attributes can be transaction-based, item-based or time-based. Revenue is recognized when our performance obligation is completed, which is generally monthly for maintenance services or when a transaction is processed. Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

- Credit card rewards program membership fees – represent memberships in our credit card rewards program and are paid annually by our cardholders at the time they open an account and on each anniversary. Revenue is recognized ratably over the membership period.

Other non-interest income primarily includes income on BOLI contracts, letter of credit fees and gains on sale of loans held for sale.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company follows the provisions of ASC Topic 740-10, *Income Taxes* ("ASC 740-10") establishes a single model to address accounting for uncertain tax positions and prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. There is a two-step process in the evaluation of a tax position. The first step is recognition. A Company determines whether it is more likely than not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Stock-Based Compensation

At December 31, 2025, the Company had a stock-based compensation plan for grants of equity compensation to key employees and directors. The plan has been accounted for under the provisions of ASC Topic 718-10, *Compensation – Stock Compensation* with respect to employee stock options, restricted stock and performance-based stock units ("PSUs"). Specifically, awards are accounted for using the fair value-based method of accounting. Stock compensation costs are recognized prospectively for all new awards granted under the stock-based compensation plans. Compensation expense related to stock options is calculated using a method that is based on the underlying assumptions of the Black-Scholes-Merton option pricing model and is charged to expense over the requisite service period (e.g. vesting period). Compensation expense related to restricted stock awards is based upon the fair value of the awards on the date of grant and is charged to earnings over the requisite service period of the award. PSUs represent the opportunity to earn shares of the Company's common stock after a prescribed period and based on the relative market performance of the Company's stock, subject to the recipient's continued employment through the end of the performance period. The actual shares earned under the PSUs generally range between zero and 150% of the target level award, depending on the total stockholder return ("TSR") of the Company over the performance period ranked relative to the TSR of a defined peer group of companies. A Monte Carlo simulation is used to estimate the fair value of the PSUs as of the valuation date. Compensation expense is recognized regardless of the extent to which the market condition is satisfied.

Earnings per Common Share

Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and performance shares.

Loan Commitments and Related Financial Instruments

Financial instruments, which include credit card arrangements, commitments to make loans and standby letters of credit, are issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments such as stand-by letters of credit are considered, and accounted for as, financial guarantees. The fair value of these financial guarantees is not material.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 20. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Accumulated comprehensive (loss) income, which is recognized as a separate component of equity, includes unrealized gains and losses on available-for-sale debt securities and amortization of unrealized gains and losses on debt securities transferred from available-for-sale to held-to-maturity at the time of transfer. Amounts reported as accumulated comprehensive income (loss) are shown net of taxes.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2025, 2024 and 2023 was $1,151,000, $951,000 and $768,000, respectively. Advertising typically consists of local print media aimed at businesses that the Company targets as well as sponsorships of local events in which the Company's clients and prospects are involved.

Recent Accounting Pronouncements

In March 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-02, *Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.* These amendments expanded the permitted use of the proportional amortization method, which was previously only available to low-income housing tax credit investments, to other tax equity investments if certain conditions are met. Under the proportional amortization method, the initial cost of an investment is amortized in proportion to the income tax benefits received and both the amortization of the investment and the income tax benefits received are recognized as a component of income tax expense. ASU 2023-02 was adopted on a modified retrospective basis of transition or, for certain changes, a prospective basis, which resulted in a reduction to retained earnings as of January 1, 2024, of $2.3 million.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting—Improvements to Reportable Segment Disclosures.* This amendment is intended to improve disclosures about a public entity's reportable segments and addresses requests from investors and other decision makers for additional, more detailed information about a reportable segment's expenses. The amendment applies to all public entities that are required to report segment information in accordance with Topic 280. The amendments are to be applied retrospectively to all periods presented and segment expense categories should be based on the categories identified at adoption. The Company adopted ASU 2023-07 effective December 31, 2024. Adoption of ASU 2023-07 did not have a material impact on the Company's consolidated financial statements. See Note 22 – Segment Reporting for disclosures required by ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires enhanced annual income tax disclosures, including additional disaggregation within the effective tax rate reconciliation and income taxes paid by jurisdiction. The ASU is effective for public business entities for annual periods beginning after December 15, 2024, with early adoption permitted. Entities may apply the guidance either prospectively or retrospectively.

In our Quarterly Report on Form 10-Q for the period ending September 30, 2025, we previously disclosed that we had adopted ASU 2023-09 using a retrospective transition method. Upon further evaluation of the implementation considerations and in light of the optional transition methods permitted under ASU 2023-09, management determined that prospective application would provide more decision-useful information and reduce implementation complexity.

Accordingly, effective January 1, 2025, the Company is applying ASU 2023-09 prospectively, and the enhanced income tax disclosures required by the ASU will first be reflected in our Annual Report on Form 10-K for the year ending December 31, 2025.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*. The amendments improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales and research and development). The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact these changes may have on our consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, *Financial Instruments - Credit Losses - Purchased Loans*. The amendment expands the population of acquired financial assets accounted for using the gross-up approach and aims to enhance comparability, consistency, and better reflect the economics of acquiring financial assets. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted in an interim or annual reporting period in which financial statements have not been issued or made available for issuance. We will adopt the amendment, but it will have no impact on current assets.

NOTE 2.   DEBT SECURITIES

The amortized cost and fair values of available-for-sale and held-to-maturity debt securities at December 31, 2025 and 2024 are summarized as follows:

	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Market Value	
December 31, 2025				(In Thousands)				
Debt Securities Available-for-Sale								
U.S. Treasury securities	$	520,100	$	2,823	$	-	$	522,923
Mortgage-backed securities		133,126		1,030		(852)		133,304
State and municipal securities		10,362		1		(554)		9,809
Corporate debt		409,725		2,274		(9,210)		402,789
Total	$	1,073,313	$	6,128	$	(10,616)	$	1,068,825
Debt Securities Held-to-Maturity								
U.S. Treasury securities	$	249,621	$	-	$	(9,589)	$	240,032
Mortgage-backed securities		402,097		743		(34,395)		368,445
State and municipal securities		8,358		-		(300)		8,058
Total	$	660,076	$	743	$	(44,284)	$	616,535
December 31, 2024								
Debt Securities Available-for-Sale								
U.S. Treasury securities	$	617,350	$	580	$	(444)	$	617,486
Mortgage-backed securities		243,435		49		(24,210)		219,274
State and municipal securities		10,516		1		(1,000)		9,517
Corporate debt		335,758		38		(20,673)		315,123
Total	$	1,207,059	$	668	$	(46,327)	$	1,161,400
Debt Securities Held-to-Maturity								
U.S. Treasury securities	$	249,403	$	-	$	(19,632)	$	229,771
Mortgage-backed securities		457,365		14		(55,150)		402,229
State and municipal securities		8,085		-		(589)		7,496
Total	$	714,853	$	14	$	(75,371)	$	639,496

All mortgage-backed debt securities are issued by government sponsored enterprises ("GSEs") such as Federal National Mortgage Association, Government National Mortgage Association, Federal Home Loan Bank, and Federal Home Loan Mortgage Corporation.

The carrying value of debt securities pledged to secure public funds on deposits or for other purposes as required by law as of December 31, 2025 and 2024 was $1.23 billion and $1.43 billion, respectively.

Restricted equity securities is comprised entirely of a restricted investment in Federal Home Loan Bank of Atlanta stock for membership requirement.

At December 31, 2025 and 2024, there were no holdings of debt securities of any issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders' equity.

The amortized cost and fair value of debt securities as of December 31, 2025 and 2024 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | December 31, 2025 | | December 31, 2024 | |
	Amortized Cost	Market Value	Amortized Cost	Market Value
	(In Thousands)			
Debt securities available-for-sale				
Due within one year	$ 441,619	$ 443,833	$ 223,145	$ 223,477
Due from one to five years	147,475	147,058	478,868	475,985
Due from five to ten years	332,436	325,957	258,611	240,114
Due after ten years	18,657	18,673	3,000	2,550
Mortgage-backed securities	133,126	133,304	243,435	219,274
	$ 1,073,313	$ 1,068,825	$ 1,207,059	$ 1,161,400
Debt securities held-to-maturity				
Due within one year	$ 53,787	$ 52,811	$ 250	$ 250
Due from one to five years	204,192	195,279	256,743	236,586
Due from five to ten years	-	-	495	431
Due after ten years	-	-	-	-
Mortgage-backed securities	402,097	368,445	457,365	402,229
	$ 660,076	$ 616,535	$ 714,853	$ 639,496

The following table identifies the Company's investment securities that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 or more months, as of December 31, 2025 and 2024:

| | Less Than Twelve Months | | Twelve Months or More | | Total | |
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)					
December 31, 2025						
Debt Securities available-for-sale						
Mortgage-backed securities	$ -	$ -	$ (852)	$ 22,662	$ (852)	$ 22,662
State and municipal securities	-	-	(554)	9,363	(554)	9,363
Corporate debt	(984)	77,583	(8,226)	155,724	(9,210)	233,307
Total	$ (984)	$ 77,583	$ (9,632)	$ 187,749	$ (10,616)	$ 265,332
Debt Securities held-to-maturity						
U.S. Treasury securities	$ -	$ -	$ (9,589)	$ 240,032	$ (9,589)	$ 240,032
Mortgage-backed securities	-	-	(34,395)	325,307	(34,395)	325,307
State and municipal securities	(34)	2,954	(266)	4,604	(300)	7,558
Total	$ (34)	$ 2,954	$ (44,250)	$ 569,943	$ (44,284)	$ 572,897
December 31, 2024						
Debt Securities available-for-sale						
U.S. Treasury securities	$ (445)	$ 250,547	$ -	$ -	$ (445)	$ 250,547
Mortgage-backed securities	$ (6)	$ 577	$ (24,204)	$ 179,178	$ (24,210)	$ 179,755
State and municipal securities	-	-	(1,000)	9,072	(1,000)	9,072
Corporate debt	(1,307)	25,596	(19,366)	284,489	(20,673)	310,085
Total	$ (1,758)	$ 276,720	$ (44,570)	$ 472,739	$ (46,328)	$ 749,459
U.S. Treasury securities	$ -	$ -	$ (19,632)	$ 229,771	$ (19,632)	$ 229,771
Mortgage-backed securities	(536)	40,115	(54,614)	356,215	(55,150)	396,330
State and municipal securities	-	-	(589)	7,247	(589)	7,247
Total	$ (536)	$ 40,115	$ (74,835)	$ 593,233	$ (75,371)	$ 633,348

At December 31, 2025 and 2024, no allowance for credit losses has been recognized on available-for-sale debt securities in an unrealized loss position as the Company does not believe any of the debt securities are credit impaired. This is based on the Company's analysis of the risk characteristics, including credit ratings, and other qualitative factors related to available-for-sale debt securities. The issuers of these debt securities continue to make timely principal and interest payments under the contractual terms of the securities. The Company does not intend to sell these debt securities and it is more likely than not that the Company will not be required to sell the debt securities before recovery of their amortized cost, which may be at maturity. During the year ended December 31, 2025, the Company sold available-for-sale mortgage-backed securities with an amortized cost basis of $153.9 million and recorded a pre-tax loss of $16.4 million as a result of our portfolio restructuring. The proceeds from the sale were reinvested into higher-yielding securities. The unrealized losses are due to increases in market interest rates over the yields available at the time the debt securities were purchased. Management measures expected credit losses on held-to-maturity securities on a collective basis by major security type with each type sharing similar risk characteristics and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. With regard to U.S. Treasury and residential mortgage-backed securities issued by the U.S. government, or agencies thereof, it is expected that the securities will not be settled at prices less than the amortized cost basis of the securities as such securities are backed by the full faith and credit of and/or guaranteed by the U.S. government. Accordingly, no allowance for credit losses has been recorded for these securities. With regard to securities issued by States and political subdivisions and other held-to-maturity securities, management considers (i) issuer bond ratings, (ii) historical loss rates for given bond ratings, (iii) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities, and (iv) internal forecasts. Historical loss rates associated with securities having similar grades as those in our portfolio have generally not been significant. Furthermore, as of December 31, 2025 and 2024, there were no past due principal or interest payments associated with these securities. Based upon (i) the issuer's strong bond ratings and (ii) a zero historical loss rate, no allowance for credit losses has been recorded for held-to-maturity State and municipal securities as such amount is not material at December 31, 2025 and 2024. All debt securities in an unrealized loss position as of December 31, 2025 continue to perform as scheduled and the Company does not believe there is a possible credit loss or that an allowance for credit loss on these debt securities is necessary.

The following table summarizes information about sales and calls of debt securities:

| | Years Ended December 31, | | |
	2025	2024	2023
	(In Thousands)		
Sale proceeds	$ 159,499	$ -	$ -
Gross realized gains	$ -	$ -	$ -
Gross realized losses	(16,375)	-	-
Net realized (loss) gain	$ (16,375)	$ -	$ -

NOTE 3.   LOANS

The loan portfolio is classified based on the underlying collateral utilized to secure each loan for financial reporting purposes. This classification is consistent with the Quarterly Report of Condition and Income filed by ServisFirst Bank with the Federal Deposit Insurance Corporation ("FDIC").

Commercial, financial and agricultural - Includes loans to business enterprises issued for commercial, industrial, agricultural production and/or other professional purposes. These loans are generally secured by equipment, inventory, and accounts receivable of the borrower and repayment is primarily dependent on business cash flows.

Real estate – construction – Includes loans secured by real estate to finance land development or the construction of industrial, commercial or residential buildings. Repayment is dependent upon the completion and eventual sale, refinance or operation of the related real estate project.

Owner-occupied commercial real estate mortgage – Includes loans secured by nonresidential properties for which the primary source of repayment is the cash flow from the ongoing operations conducted by the party that owns the property.

1-4 family real estate mortgage – Includes loans secured by residential properties, including home equity lines of credit. Repayment is primarily dependent on the personal cash flow of the borrower.

Non-owner occupied commercial real estate mortgage – Includes loans secured by nonowner-occupied properties, including office buildings, industrial buildings, warehouses, retail buildings, and multifamily residential properties. Repayment is primarily dependent on income generated from the underlying collateral.

Consumer – Includes loans to individuals not secured by real estate. Repayment is dependent upon the personal cash flow of the borrower.

The composition of loans at December 31, 2025 and 2024 is summarized as follows:

	December 31,	
	2025	2024
	(In Thousands)	
Commercial, financial and agricultural	$ 3,146,736	$ 2,869,894
Real estate - construction	1,457,628	1,489,306
Real estate - mortgage:		
Owner-occupied commercial	2,739,823	2,547,143
1-4 family mortgage	1,671,713	1,444,623
Non-owner occupied commercial	4,603,389	4,181,243
Subtotal: Real estate mortgage	9,014,925	8,173,009
Consumer	77,623	73,627
Total Loans	13,696,912	12,605,836
Less: Allowance for credit losses	(171,683)	(164,458)
Net Loans	$ 13,525,229	$ 12,441,378

Changes in the ACL during the years ended December 31, 2025, 2024 and 2023 are as follows:

	Years Ended December 31,		
	2025	2024	2023
	(In Thousands)		
Balance, beginning of year	$ 164,458	$ 153,317	$ 146,297
Loans charged off	(31,166)	(13,684)	(14,581)
Recoveries	3,046	3,272	2,886
Provision for credit losses	35,345	21,553	18,715
Balance, end of year	$ 171,683	$ 164,458	$ 153,317

GAAP requires a current expected credit losses ("CECL") methodology for estimating all expected losses over the life of a financial asset. Under the CECL methodology, the ACL is measured on a collective basis for pools of loans with similar risk characteristics. For loans that do not share similar risk characteristics with the collectively evaluated pools, evaluations are performed on an individual basis. For all loan segments collectively evaluated, losses are predicted over a period of time determined to be reasonable and supportable, and at the end of the reasonable and supportable forecast period losses are reverted to long-term historical averages. The estimated loan losses for all loan segments are adjusted for changes in qualitative factors not inherently considered in the quantitative analyses.

The Company uses the DCF method to estimate ACL for all loan pools except for commercial and industrial ("C&I") revolving lines of credit and credit cards. For all loan pools utilizing the DCF method, the Company utilizes and forecasts national unemployment rate as a loss driver. The Company also utilizes and forecasts gross domestic product ("GDP") growth as a second loss driver for the majority of its loan pools. Consistent forecasts of the loss drivers are used across the loan segments. At December 31, 2025 and 2024, the Company utilized a reasonable and supportable forecast period of twelve months followed by a six-month straight-line reversion to long-term averages. The Company leveraged economic projections from reputable and independent sources to inform its loss driver forecasts. At December 31, 2025, the Company expects the national unemployment rate to fall during the forecast period with a rise in national GDP growth rate, with GDP showing improvement and unemployment relatively unchanged when compared to the forecast at December 31, 2024.

The Company uses a loss-rate method to estimate expected credit losses for its C&I revolving lines of credit and a remaining life methodology on credit card pools. The C&I revolving lines of credit pool incorporates a probability of default ("PD") and loss given default ("LGD") modeling approach. This approach involves estimating the pool average life and then using historical correlations of default and loss experience over time to calculate the lifetime PD and LGD. These two inputs are then applied to the outstanding pool balance. The credit card pool incorporates a remaining life modeling approach, which utilizes an attrition-based method to estimate the remaining life of the pool. A quarterly average loss rate is then calculated using the Company's historical loss data. The model reduces the pool balance quarterly on a straight-line basis over the estimated life of the pool. The quarterly loss rate is multiplied by the outstanding balance at each period-end resulting in an estimated loss for each quarter. The sum of estimated loss for all quarters is the total calculated reserve for the pool. Management has applied the loss-rate method to C&I lines of credit and to credit cards due to their generally short-term nature. An expected loss ratio is applied based on internal and peer historical losses.

Each loan pool is adjusted for qualitative factors not inherently considered in the quantitative analyses. The qualitative adjustments either increase or decrease the quantitative model estimation. The Company considers factors that are relevant within the qualitative framework, which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of problem loans, concentration risk, trends in underlying collateral values, external factors, quality of loan review system and other economic conditions.

Inherent risks in the loan portfolio will differ based on type of loan. Specific risk characteristics by loan portfolio segment are listed below:

Commercial and industrial loans include risks associated with borrower's cash flow, debt service coverage and management's expertise. These loans are subject to the risk that the Company may have difficulty converting collateral to a liquid asset if necessary, as well as risks associated with degree of specialization, mobility and general collectability in a default situation. These commercial loans may be subject to many different types of risks, including fraud, bankruptcy, economic downturn, deteriorated or non-existent collateral, and changes in interest rates.

Real estate construction loans include risks associated with the borrower's credit-worthiness, contractor's qualifications, borrower and contractor performance, and the overall risk and complexity of the proposed project. Construction lending is also subject to risks associated with sub-market dynamics, including population, employment trends and household income. During times of economic stress, this type of loan has typically had a greater degree of risk than other loan types.

Real estate mortgage loans consist of loans secured by commercial and residential real estate. Commercial real estate lending is dependent upon successful management, marketing and expense supervision necessary to maintain the property. Repayment of these loans may be adversely affected by conditions in the real estate market or the general economy. Also, commercial real estate loans typically involve relatively large loan balances to a single borrower. Residential real estate lending risks are generally less significant than those of other loans. Real estate lending risks include fluctuations in the value of real estate, bankruptcies, economic downturn and customer financial problems.

Consumer loans carry a moderate degree of risk compared to other loans. They are generally more risky than traditional residential real estate loans but less risky than commercial loans. Risk of default is usually determined by the well-being of the local economies. During times of economic stress, there is usually some level of job loss both nationally and locally, which directly affects the ability of the consumer to repay debt.

Changes in the allowance for credit losses, segregated by loan type, during the years ended December 31, 2025, 2024 and 2023, respectively, are as follows:

	Commercial, financial and agricultural	Real estate - construction	Owner-occupied commercial	1-4 family mortgage	Non-owner occupied commercial commercial	Total Real estate - mortgage	Consumer	Total
	(In Thousands)							
	Year Ended December 31, 2025							
Allowance for credit losses:								
Balance at January 1, 2025	$ 55,330	$ 38,597	$ 22,302	$ 14,096	$ 31,328	$ 67,726	$ 2,805	$164,458
Charge-offs	(24,904)	(46)	(4,038)	(303)	(1,168)	(5,509)	(707)	(31,166)
Recoveries	2,900	30	1	-	-	1	115	3,046
Provision	30,294	(16,149)	568	10,946	8,811	20,325	875	35,345
Balance at December 31, 2025	$ 63,620	$ 22,432	$ 18,833	$ 24,739	$ 38,971	$ 82,543	$ 3,088	$171,683
	Year Ended December 31, 2024							
Allowance for credit losses:								
Balance at January 1, 2024	$ 52,121	$ 44,658	$ 17,702	$ 12,029	$ 25,395	$ 55,126	$ 1,412	$153,317
Charge-offs	(12,115)	-	(237)	(761)	-	(998)	(571)	(13,684)
Recoveries	3,021	8	29	2	-	31	212	3,272
Provision	12,303	(6,069)	4,808	2,826	5,933	13,567	1,752	21,553
Balance at December 31, 2024	$ 55,330	$ 38,597	$ 22,302	$ 14,096	$ 31,328	$ 67,726	$ 2,805	$164,458
	Year Ended December 31, 2023							
Allowance for credit losses:								
Balance at January 1, 2023	$ 42,830	$ 42,889	$ 16,843	$ 12,219	$ 29,590	$ 58,652	$ 1,926	$146,297
Charge-offs	(13,229)	(108)	(117)	(54)	-	(171)	(1,073)	(14,581)
Recoveries	2,800	3	-	-	-	-	83	2,886
Provision	19,720	1,874	976	(136)	(4,195)	(3,355)	476	18,715
Balance at December 31, 2023	$ 52,121	$ 44,658	$ 17,702	$ 12,029	$ 25,395	$ 55,126	$ 1,412	$153,317

Allocation of a part of the ACL to one loan type does not preclude its ability to absorb losses in other loan types. We maintain an ACL for credit losses on unfunded commercial lending commitments and letters of credit to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the ACL for loans, modified to take into account the probability of a drawdown on the commitment. The ACL on unfunded loan commitments is classified as a liability account on the Consolidated Balance Sheets within other liabilities, while the corresponding provision for these credit losses is recorded as a component of provision for credit loss. The allowance for credit losses on unfunded commitments was $572,000 and $608,000 at December 31, 2025 and 2024, respectively. The provision expense (release) for unfunded commitments was ($36,000) for the year ended December 31, 2025 and was $32,000 for the year ended December 31, 2024.

The credit quality of the loan portfolio is determined no less frequently than quarterly using categories similar to the standard asset classification system used by the federal banking agencies. The following table presents credit quality indicators for the loan loss portfolio segments and classes. These categories are utilized to develop the associated allowance for credit losses using historical losses adjusted for current economic conditions defined as follows:

- Pass – loans that are well protected by the current net worth and paying capacity of the obligor (or obligors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral.
- Special Mention – loans with potential weakness that may, if not reversed or corrected, weaken the credit or inadequately protect the Company's position at some future date. These loans are not adversely classified and do not expose an institution to sufficient risk to warrant an adverse classification.
- Substandard – loans that exhibit well-defined weakness or weaknesses that presently jeopardize debt repayment. These loans are characterized by the distinct possibility that the Company will sustain some loss if the weaknesses are not corrected.
- Doubtful – loans that have all the weaknesses inherent in loans classified substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable.

The tables below presents loan balances classified by credit quality indicator, loan type and based on year of origination as of December 31, 2025 and 2024:

December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving	Revolving lines of credit converted to term loans	Total
				(In Thousands)					
Commercial, financial and agricultural									
Pass	$ 682,117	$ 327,516	$ 120,889	$ 219,978	$ 186,839	$ 219,843	$1,267,362	$ 25,570	$ 3,050,114
Special Mention	4,206	1,927	231	2,716	1,822	6,878	20,423	4,564	42,767
Substandard - Accruing	-	53	-	603	-	24,715	1,728	-	27,099
Substandard - Non-accrual	-	885	669	336	1	8,176	15,793	896	26,756
Total Commercial, financial and agricultural	$ 686,323	$ 330,381	$ 121,789	$ 223,633	$ 188,662	$ 259,612	$1,305,306	$ 31,030	$ 3,146,736
Current-period gross write-offs	$ -	$ -	$ 669	$ 5,667	$ 1,925	$ 1,442	$ 14,878	$ 323	$ 24,904
Real estate - construction									
Pass	$ 468,553	$ 396,658	$ 188,617	$ 185,466	$ 65,552	$ 26,911	$ 82,009	$ -	$ 1,413,766
Special Mention	-	6,401	-	-	-	479	150	-	7,030
Substandard - Accruing	-	-	-	-	-	945	1	-	946
Substandard - Non-accrual	-	-	3,508	15,946	16,432	-	-	-	35,886
Total Real estate - construction	$ 468,553	$ 403,059	$ 192,125	$ 201,412	$ 81,984	$ 28,335	$ 82,160	$ -	$ 1,457,628
Current-period gross write-offs	$ -	$ -	$ -	$ 46	$ -	$ -	$ -	$ -	$ 46
Owner-occupied commercial									
Pass	$ 471,700	$ 369,455	$ 158,561	$ 439,521	$ 420,902	$ 741,250	$ 78,331	$ 2,397	$ 2,682,117
Special Mention	3,570	4,786	1,787	394	7,252	16,043	2,794	-	36,626
Substandard - Accruing	125	-	1,552	-	-	4,476	1,350	-	7,503
Substandard - Non-accrual	-	-	417	5,002	6,452	1,706	-	-	13,577
Total Owner-occupied commercial	$ 475,395	$ 374,241	$ 162,317	$ 444,917	$ 434,606	$ 763,475	$ 82,475	$ 2,397	$ 2,739,823
Current-period gross write-offs	$ -	$ 3,478	$ -	$ -	$ -	$ 560	$ -	$ -	$ 4,038
1-4 family mortgage									
Pass	$ 323,633	$ 236,761	$ 105,279	$ 274,544	$ 168,885	$ 115,994	$ 423,365	$ 4,096	$ 1,652,557
Special Mention	-	160	173	40	2,681	1,397	4,685	-	9,136
Substandard - Accruing	-	-	-	-	-	402	178	-	580
Substandard - Non-accrual	395	1,101	109	5,059	969	1,014	705	88	9,440
Total 1-4 family mortgage	$ 324,028	$ 238,022	$ 105,561	$ 279,643	$ 172,535	$ 118,807	$ 428,933	$ 4,184	$ 1,671,713
Current-period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ 37	$ 266	$ -	$ 303
Non-owner occupied commercial									
Pass	$ 673,189	$ 648,847	$ 208,324	$1,293,147	$ 711,292	$ 872,833	$ 79,131	$ 2,277	$ 4,489,040
Special Mention	-	-	259	340	25,079	-	-	-	25,678
Substandard - Accruing	-	-	-	3,187	864	2,643	-	-	6,694
Substandard - Non-accrual	-	3,815	-	17,747	57,701	2,714	-	-	81,977
Total Non-owner occupied commercial	$ 673,189	$ 652,662	$ 208,583	$1,314,421	$ 794,936	$ 878,190	$ 79,131	$ 2,277	$ 4,603,389
Current-period gross write-offs	$ -	$ -	$ -	$ 1,117	$ 47	$ 4	$ -	$ -	$ 1,168
Consumer									
Pass	$ 29,354	$ 3,584	$ 1,578	$ 1,594	$ 594	$ 2,130	$ 38,009	$ -	$ 76,843
Special Mention	-	-	-	-	23	-	21	-	44
Substandard - Accruing	-	-	-	-	-	21	-	-	21
Substandard - Non-accrual	-	-	-	15	-	700	-	-	715
Total Consumer	$ 29,354	$ 3,584	$ 1,578	$ 1,609	$ 617	$ 2,851	$ 38,030	$ -	$ 77,623
Current-period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ 573	$ 134	$ -	$ 707
Total Loans									
Pass	$2,648,546	$1,982,821	$ 783,248	$2,414,250	$1,554,064	$1,978,961	$1,968,207	$ 34,340	$13,364,437
Special Mention	7,776	13,274	2,450	3,490	36,857	24,797	28,073	4,564	121,281
Substandard - Accruing	125	53	1,552	3,790	864	33,202	3,257	-	42,843
Substandard - Non-accrual	395	5,801	4,703	44,105	81,555	14,310	16,498	984	168,351
Total Loans	$2,656,842	$2,001,949	$ 791,953	$2,465,635	$1,673,340	$2,051,270	$2,016,035	$ 39,888	$13,696,912
Current-period gross write-offs	$ -	$ 3,478	$ 669	$ 6,830	$ 1,972	$ 2,616	$ 15,278	$ 323	$ 31,166

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving	Revolving lines of credit converted to term loans	Total
				(In Thousands)					
Commercial, financial and agricultural									
Pass	$ 529,002	$171,139	$ 331,476	$ 273,304	$120,088	$ 195,011	$1,121,196	$ 248	$ 2,741,464
Special Mention	1,767	666	12,260	2,442	3,254	10,001	21,647	-	52,037
Substandard - Accruing	1,064	-	987	349	364	25,620	22,317	-	50,701
Substandard - Non-accrual	-	1,177	2,049	8,201	271	8,513	5,481	-	25,692
Total Commercial, financial and agricultural	$ 531,833	$172,982	$ 346,772	$ 284,296	$123,977	$ 239,145	$1,170,641	$ 248	$ 2,869,894
Current-period gross write-offs	$ 36	$ 1,002	$ -	$ 52	$ 675	$ 4,327	$ 2,851	$ 3,172	$ 12,115
Real estate - construction									
Pass	$ 367,276	$292,379	$ 506,542	$ 150,307	$ 32,330	$ 16,083	$ 72,793	$ -	$ 1,437,710
Special Mention	259	3,100	28,224	16,477	-	-	-	-	48,060
Substandard - Accruing	-	590	2,000	-	-	946	-	-	3,536
Substandard - Non-accrual	-	-	-	-	-	-	-	-	-
Total Real estate - construction	$ 367,535	$296,069	$ 536,766	$ 166,784	$ 32,330	$ 17,029	$ 72,793	$ -	$ 1,489,306
Current-period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Owner-occupied commercial									
Pass	$ 377,351	$168,561	$ 503,351	$ 467,790	$276,795	$ 594,794	$ 65,269	$ 802	$ 2,454,713
Special Mention	10,148	6,410	1,373	22,087	5,441	16,912	4,961	-	67,332
Substandard - Accruing	3,562	417	1,147	6,681	2,169	2,378	-	-	16,354
Substandard - Non-accrual	-	-	2,886	-	79	5,779	-	-	8,744
Total Owner-occupied commercial	$ 391,061	$175,388	$ 508,757	$ 496,558	$284,484	$ 619,863	$ 70,230	$ 802	$ 2,547,143
Current-period gross write-offs	$ -	$ -	$ -	$ 100	$ -	$ 137	$ -	$ -	$ 237
1-4 family mortgage									
Pass	$ 294,602	$126,953	$ 319,472	$ 188,104	$ 65,673	$ 78,629	$ 351,240	$ -	$ 1,424,673
Special Mention	-	469	2,523	2,943	1,124	6,628	2,428	-	16,115
Substandard - Accruing	-	-	-	-	-	403	381	-	784
Substandard - Non-accrual	-	265	646	855	405	380	500	-	3,051
Total 1-4 family mortgage	$ 294,602	$127,687	$ 322,641	$ 191,902	$ 67,202	$ 86,040	$ 354,549	$ -	$ 1,444,623
Current-period gross write-offs	$ -	$ 28	$ 61	$ 62	$ -	$ 129	$ 481	$ -	$ 761
Non-owner occupied commercial									
Pass	$ 479,275	$174,415	$1,449,886	$ 888,829	$367,100	$ 670,317	$ 70,161	$ 246	$ 4,100,229
Special Mention	-	-	8,304	53,926	-	3,376	-	-	65,606
Substandard - Accruing	-	-	4,584	-	-	9,565	-	-	14,149
Substandard - Non-accrual	-	-	384	875	-	-	-	-	1,259
Total Non-owner occupied commercial	$ 479,275	$174,415	$1,463,158	$ 943,630	$367,100	$ 683,258	$ 70,161	$ 246	$ 4,181,243
Current-period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Consumer									
Pass	$ 33,004	$ 2,941	$ 2,462	$ 1,346	$ 1,234	$ 2,505	$ 29,335	$ -	$ 72,827
Special Mention	-	-	-	-	-	-	45	-	45
Substandard - Accruing	-	-	-	-	-	-	-	-	-
Substandard - Non-accrual	-	-	-	-	-	755	-	-	755
Total Consumer	$ 33,004	$ 2,941	$ 2,462	$ 1,346	$ 1,234	$ 3,260	$ 29,380	$ -	$ 73,627
Current-period gross write-offs	$ 19	$ 8	$ -	$ -	$ -	$ 75	$ 469	$ -	$ 571
Total Loans									
Pass	$2,080,509	$936,388	$3,113,189	$1,969,680	$863,220	$1,557,340	$1,709,994	$ 1,296	$12,231,616
Special Mention	12,174	10,645	52,684	97,875	9,819	36,917	29,081	-	249,195
Substandard - Accruing	4,626	1,007	8,718	7,030	2,533	38,912	22,698	-	85,524
Substandard - Non-accrual	-	1,442	5,965	9,931	755	15,427	5,981	-	39,501
Total Loans	$2,097,309	$949,482	$3,180,556	$2,084,516	$876,327	$1,648,596	$1,767,754	$ 1,296	$12,605,836
Current-period gross write-offs	$ 55	$ 1,038	$ 61	$ 214	$ 675	$ 4,668	$ 3,801	$ 3,172	$ 13,684

Nonperforming loans include nonaccrual loans and loans 90 or more days past due and still accruing. Loans by performance status as of December 31, 2025 and 2024 are as follows:

December 31, 2025	Performing	Nonperforming	Total
	(In Thousands)		
Commercial, financial and agricultural	$ 3,119,879	$ 26,857	$ 3,146,736
Real estate - construction	1,421,743	35,885	1,457,628
Real estate - mortgage:			
Owner-occupied commercial	2,726,245	13,578	2,739,823
1-4 family mortgage	1,661,950	9,763	1,671,713
Non-owner occupied commercial	4,521,412	81,977	4,603,389
Total real estate - mortgage	8,909,607	105,318	9,014,925
Consumer	76,854	769	77,623
Total	$ 13,528,083	$ 168,829	$ 13,696,912

December 31, 2024	Performing	Nonperforming	Total
	(In Thousands)		
Commercial, financial and agricultural	$ 2,844,164	$ 25,730	$ 2,869,894
Real estate - construction	1,488,645	661	1,489,306
Real estate - mortgage:			
Owner-occupied commercial	2,538,399	8,744	2,547,143
1-4 family mortgage	1,439,332	5,291	1,444,623
Non-owner occupied commercial	4,179,984	1,259	4,181,243
Total real estate - mortgage	8,157,715	15,294	8,173,009
Consumer	72,846	781	73,627
Total	$ 12,563,370	$ 42,466	$ 12,605,836

Loans by past due status as of December 31, 2025 and 2024 are as follows:

December 31, 2025	30-59 Days	60-89 Days	90+ Days	Total Past Due	Total Nonaccrual	Current	Total Loans	Nonaccrual With No ACL
Past Due Status (Accruing Loans)								
	(In Thousands)							
Commercial, financial and agricultural	$ 1,001	$ 1,533	$ 101	$ 2,635	$ 26,756	$ 3,117,345	$ 3,146,736	$ 19,724
Real estate - construction	-	1,148	-	1,148	35,885	1,420,595	1,457,628	35,173
Real estate - mortgage:								
Owner-occupied commercial	5,815	295	-	6,110	13,578	2,720,135	2,739,823	13,578
1-4 family mortgage	998	4,770	323	6,091	9,440	1,656,182	1,671,713	8,993
Non-owner occupied commercial	2,663	-	-	2,663	81,977	4,518,749	4,603,389	77,930
Total real estate -mortgage	9,476	5,065	323	14,864	104,995	8,895,066	9,014,925	100,501
Consumer	491	140	54	685	715	76,223	77,623	15
Total	$10,968	$ 7,886	$ 478	$19,332	$ 168,351	$13,509,229	$13,696,912	$ 155,413

December 31, 2024 — Past Due Status (Accruing Loans)

	30-59 Days	60-89 Days	90+ Days	Total Past Due	Total Nonaccrual	Current	Total Loans	Nonaccrual With No ACL
					(In Thousands)			
Commercial, financial and agricultural	$ 9,218	$ 8,469	$ 38	$17,725	$ 25,692	$ 2,826,477	2,869,894	$ 22,266
Real estate - construction	6,046	15,898	661	22,605	-	1,466,701	1,489,306	-
Real estate - mortgage:								
Owner-occupied commercial	9,494	2,478	-	11,972	8,744	2,526,427	2,547,143	8,644
1-4 family mortgage	1,157	3,111	2,240	6,508	3,051	1,435,064	1,444,623	2,787
Non-owner occupied commercial	4,432	-	-	4,432	1,259	4,175,552	4,181,243	729
Total real estate -mortgage	15,083	5,589	2,240	22,912	13,054	8,137,043	8,173,009	12,160
Consumer	83	34	26	143	755	72,729	73,627	-
Total	$30,430	$29,990	$2,965	$63,385	$ 39,501	$12,502,950	12,605,836	$ 34,426

There was no interest earned on nonaccrual loans for the years ended December 31, 2025 and 2024.

Loans that no longer share similar risk characteristics with the collectively evaluated pools are estimated on an individual basis. A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following table summarizes collateral-dependent gross loans held for investment by collateral type as follows:

December 31, 2025	Real Estate	Accounts Receivable	Equipment	Other	Total	ACL Allocation
			(In Thousands)			
Commercial, financial and agricultural	$ 18,792	$ 2,247	$ 2,763	$ 30,235	$ 54,037	$ 17,465
Real estate - construction	35,946	-	-	944	36,890	712
Real estate - mortgage:						
Owner-occupied commercial	21,076	-	-	76	21,152	-
1-4 family mortgage	9,887	-	109	-	9,996	446
Non-owner occupied commercial	87,917	-	-	875	88,792	5,434
Total real estate - mortgage	118,880	-	109	951	119,940	5,880
Consumer	-	-	15	721	736	721
Total	$ 173,618	$ 2,247	$ 2,887	$ 32,851	$ 211,603	$ 24,778

December 31, 2024	Real Estate	Accounts Receivable	Equipment	Other	Total	ACL Allocation
			(In Thousands)			
Commercial, financial and agricultural	$ 18,901	$ 1,721	$ 7,449	$ 42,684	$ 70,755	$ 17,615
Real estate - construction	2,590	-	-	946	3,536	-
Real estate - mortgage:						
Owner-occupied commercial	24,935	-	-	78	25,013	2,890
1-4 family mortgage	3,719	-	109	-	3,828	287
Non-owner occupied commercial	14,533	-	-	875	15,408	2,081
Total real estate - mortgage	43,187	-	109	953	44,249	5,258
Consumer	-	-	-	755	755	755
Total	$ 64,678	$ 1,721	$ 7,558	$ 45,338	$ 119,295	$ 23,628

The table below details the amortized cost basis at the end of the reporting period for loans made to borrowers experiencing financial difficulty that were modified during the years ended December 31, 2025 and 2024:

	Term Extensions	Payment Deferral	Payment Deferral and Term Extensions	New Origination	Total	Percentage of Total Loans
			Year Ended December 31, 2025			
			(In Thousands)			
Commercial, financial and agricultural	$ 150	$ 10,163	$ 494	$ -	$ 10,807	0.08%
Real estate - construction	-	5,945	-	-	5,945	0.04%
Owner-occupied commercial	-	13,252	-	-	13,252	0.10%
1-4 family mortgage	-	402	-	-	402	-%
Total	$ 150	$ 29,762	$ 494	$ -	$ 30,406	0.22%

	Term Extensions	Payment Deferral	Payment Deferral and Term Extensions	New Origination	Total	Percentage of Total Loans
			Year Ended December 31, 2024			
			(In Thousands)			
Commercial, financial and agricultural	$ 248	$ 12,354	$ -	$ -	$ 12,602	0.10%
Owner-occupied commercial	3,562	5,827	-	-	9,389	0.07%
1-4 family mortgage	175	174	-	96	445	-%
Total	$ 3,985	$ 18,355	$ -	$ 96	$ 22,436	0.17%

The following table summarizes the financial impacts of loan modifications made to borrowers experiencing financial difficulty during the year ended December 31, 2025:

	Term Extensions	Total Payment Deferral
	Year Ended December 31, 2025	
	(In months)	(In Thousands)
Commercial, financial and agricultural	3 to 58	$ 903
Real estate - construction	4 to 5	339
Owner-occupied commercial	4 to 8	232
1-4 family mortgage	4	17
Non-owner occupied commercial	-	-

	Term Extensions	Total Payment Deferral
	Year Ended December 31, 2024	
	(In months)	(In Thousands)
Commercial, financial and agricultural	4 to 95	$ 1,403
Real estate - construction	-	-
Owner-occupied commercial	5 to 60	16
1-4 family mortgage	3 to 121	9
Non-owner occupied commercial	-	-

There were no loans that were modified in the previous twelve months (i.e., the twelve months prior to default) that defaulted during the years ended December 31, 2025 and December 31, 2024, respectively. For purposes of this disclosure, default is defined as 90 days past due and still accruing or placement on nonaccrual status.

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the years ended December 31, 2025 and 2024 are as follows:

	Years Ended December 31,	
	2025	2024
	(In Thousands)	
Balance, beginning of year	$ 42,427	$ 39,831
Advances	28,182	32,740
Repayments	(24,086)	(29,585)
Removal	-	(559)
Balance, end of year	$ 46,523	$ 42,427

NOTE 4.   FORECLOSED PROPERTIES

Other real estate and certain other assets acquired in foreclosure are carried at the lower of the recorded investment in the loan or fair value less estimated costs to sell the property.

An analysis of foreclosed properties for the years ended December 31, 2025, 2024 and 2023 follows:

	2025	2024	2023
	(In Thousands)		
Balance at beginning of year	$ 2,531	$ 995	$ 248
Transfers from loans and capitalized expenses	3,090	4,514	933
Foreclosed properties sold	(3,336)	(3,024)	(158)
Gain (loss) on sale	298	120	(28)
Write downs and partial liquidations	-	(74)	-
Balance at end of year	$ 2,583	$ 2,531	$ 995

NOTE 5.   PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2025	2024
	(In Thousands)	
Land	$ 8,086	$ 7,497
Building	34,076	34,037
Furniture and equipment	42,768	40,771
Leasehold improvements	16,866	14,669
Construction in progress	2,907	1,798
Total premises and equipment, cost	104,703	98,772
Accumulated depreciation	(44,307)	(39,587)
Total premises and equipment, net	$ 60,396	$ 59,185

The provisions for depreciation charged to occupancy and equipment expense for the years ended December 31, 2025, 2024 and 2023 were $4.7 million, $4.8 million and $4.4 million, respectively.

NOTE 6. LEASES

The Company leases space under non-cancelable operating leases for several of its banking offices and certain office equipment. The Company reports its right-of-use asset in other assets and its lease liabilities in other liabilities in its Consolidated Balance Sheets.

Supplemental balance sheet information related to operating leases is as follows:

	December 31, 2025	December 31, 2024
Right-of-use assets	$ 22,018	$ 26,059
Lease liabilities	$ 23,060	$ 27,053
Weighted average remaining lease term	7.3	7.8
Weighted average discount rate	3.9%	3.8%

Lease costs during the years ended December 31, 2025 and 2024 were as follows (in thousands):

	2025	2024
Operating lease cost	$ 5,998	$ 5,706
Short-term lease cost	35	75
Variable lease cost	895	852
Sublease income	(20)	(19)
Net lease cost	$ 6,908	$ 6,614

The following table reconciles future undiscounted lease payments due under non-cancelable leases to the aggregate lease liability as of December 31, 2025:

	(In Thousands)
2025	$ 5,376
2026	4,308
2027	3,357
2028	2,776
2029	2,313
Thereafter	8,789
Total lease payments	$ 26,919
Less: imputed interest	(3,859)
Present value of operating lease liabilities	$ 23,060

NOTE 7. VARIABLE INTEREST ENTITIES ("VIEs")

The Company utilizes special purpose entities ("SPEs") that constitute investments in limited partnerships that undertake certain development projects to achieve federal and state tax credits. These SPEs are typically structured as VIEs and are thus subject to consolidation by the reporting enterprise that absorbs the majority of the economic risks and rewards of the VIE. To determine whether it must consolidate a VIE, the Company analyzes the design of the VIE to identify the sources of variability within the VIE, including an assessment of the nature of risks created by the assets and other contractual obligations of the VIE, and determines whether it will both absorb a majority of that variability and has the power to direct the activities that most significantly impact the economic performance of the entity.

See Note 16, Commitments and Contingencies, for additional disclosures regarding the Company's VIEs.

NOTE 8.   DEPOSITS

Deposits at December 31, 2025, and December 31, 2024 were as follows:

	December 31, 2025		December 31, 2024
	(In Thousands)		
Noninterest-bearing demand	$	2,684,272	$	2,619,687
Interest-bearing checking		10,034,713		9,511,161
Savings		110,298		102,088
Time deposits, $250,000 and under		369,855		367,216
Time deposits, over $250,000		1,019,896		943,307
	$	14,219,034	$	13,543,459

The scheduled maturities of time deposits at December 31, 2025 were as follows:

		(In Thousands)
2026	$	1,324,200
2027		49,277
2028		3,908
2029		8,148
2030		4,218
Total	$	1,389,751

At December 31, 2025 and 2024, overdraft deposits reclassified to loans were $2.5 million and $10.7 million, respectively.

NOTE 9.   FEDERAL FUNDS PURCHASED

At December 31, 2025, the Company had $1.37 billion in federal funds purchased from its correspondent banks that are clients of its correspondent banking unit, compared to $1.91 billion at December 31, 2024. Rates paid on these funds were between 3.67% and 3.75% as of December 31, 2025 and 4.42% and 4.50% as of December 31, 2024.

At December 31, 2025, the Company had available lines of credit totaling approximately $472.0 million with various financial institutions for borrowing on a short-term basis, compared to $537.0 million at December 31, 2024. The Company had $100.0 million outstanding borrowings from these lines at December 31, 2025, compared to $80.0 million outstanding borrowings from these lines at December 31, 2024.

NOTE 10.   OTHER BORROWINGS

Other borrowings are comprised of:

- $34.75 million of the Company's 4% Subordinated Notes due October 21, 2030, which were issued in a private placement in October 2020 and pay interest semi-annually.

Debt is reported net of unamortized issuance costs of $0 and $7,000 as of December 31, 2025 and 2024, respectively.

During the fourth quarter of 2025, the Company redeemed its $30 million 4.5% Subordinated Notes due November 2027, which were outstanding as of December 31, 2024.

NOTE 11. **SF INTERMEDIATE HOLDING COMPANY, INC., SF HOLDING 1, INC., SF TN REALTY HOLDINGS, INC., SF REALTY 1, INC., SF FLA REALTY, INC., SF GA REALTY, INC. AND SF TN REALTY, INC.**

In January 2012, the Company formed SF Holding 1, Inc., an Alabama corporation, and its subsidiary, SF Realty 1, Inc., an Alabama corporation. In September 2013, the Company formed SF FLA Realty, Inc., an Alabama corporation and a subsidiary of SF Holding 1, Inc. In May 2014, the Company formed SF GA Realty, Inc., an Alabama corporation and a subsidiary of SF Holding 1, Inc. In February 2016, the Company formed SF TN Realty, Inc., an Alabama corporation and a subsidiary of SF Holding 1, Inc. Also in February 2016, the Company formed SF Intermediate Holding Company, Inc., an Alabama corporation. Immediately following the formation of SF Intermediate Holding Company, Inc., ServisFirst Bank assigned all of the outstanding capital stock of SF Holding 1, Inc. to SF Intermediate Holding Company, Inc., such that SF Holding 1, Inc. became a wholly-owned first tier subsidiary of SF Intermediate Holding Company, Inc. In November 2022, SF Intermediate Holding Company, Inc. formed SF TN Realty Holdings, Inc., a Delaware corporation. In December 2022, SF Holding 1, Inc. merged with and into SF TN Realty Holdings, Inc., with SF TN Realty Holdings, Inc being the surviving entity. Following the merger, SF Realty 1, SF FLA Realty, SF GA Realty and SF TN Realty are all subsidiaries of SF TN Realty Holdings, Inc. SF Realty 1, SF FLA Realty, SF GA Realty and SF TN Realty all hold and manage participations in residential mortgages and commercial real estate loans originated by ServisFirst Bank and have elected to be treated as real estate investment trusts ("REIT") for U.S. income tax purposes. SF Intermediate Holding Company, Inc., SF TN Realty Holdings, Inc., SF Realty 1, Inc., SF FLA Realty, Inc., SF GA Realty, Inc. and SF TN Realty, Inc. are all consolidated into the Company.

NOTE 12. **EMPLOYEE AND DIRECTOR BENEFITS**

The Company has a stock incentive plan, which is described below. The compensation cost that has been charged against income for the plan was approximately $3.0 million, $3.5 million and $3.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Stock Incentive Plan

On March 23, 2009, the Company's Board of Directors adopted the 2009 Stock Incentive Plan (the "Plan"), which was effective upon approval by the stockholders at the 2009 Annual Meeting of Stockholders. The 2009 Plan originally permitted the grant of up to 2,550,000 shares of common stock. With stockholder approval during 2014, the Plan was amended in order to allow the Company to grant up to 5,550,000 shares of common stock. The Plan authorizes the grant of stock appreciation rights, restricted stock, incentive stock options, non-qualified stock options, non-stock share equivalents, performance shares or performance units and other equity-based awards. Option awards are generally granted with an exercise price equal to the fair market value of the Company's stock at the date of grant.

As of December 31, 2025, there are a total of 2,950,298 shares available to be granted under the Plan.

Stock-based compensation expense for stock-based awards is based on the grant-date fair value. For stock option awards, the fair value is estimated at the date of grant using the Black-Scholes-Merton valuation model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. The fair value of each option granted is estimated on the date of grant using the Black-Scholes-Merton model based on the weighted-average assumptions for expected dividend yield, expected stock price volatility, risk-free interest rate and expected life of options granted.

There were no grants of stock options during the years ended December 31, 2025 and 2024.

The following tables summarize stock option activity:

	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value
						(In Thousands)
Year Ended December 31, 2025:						
Outstanding at beginning of year	80,450	$	26.03	1.9	$	4,723
Exercised	(31,950)		17.10	-		1,747
Outstanding at end of year	48,500	$	31.92	2.0	$	1,933
Exercisable at December 31, 2025:	48,500	$	31.92	2.0	$	1,933
Year Ended December 31, 2024:						
Outstanding at beginning of year	165,300	$	24.35	2.9	$	7,211
Exercised	(77,350)		23.71	2.0		57,618
Forfeited	(7,500)		6.92	-		-
Outstanding at end of year	80,450	$	26.03	1.9	$	4,723
Exercisable at December 31, 2024:	80,450	$	26.03	1.9	$	4,723
Year Ended December 31, 2023:						
Outstanding at beginning of year	280,000	$	19.43	3.0	$	14,088
Exercised	(112,200)		11.84	0.7		6,148
Forfeited	(2,500)		35.47	4.8		78
Outstanding at end of year	165,300	$	24.35	2.9	$	7,211
Exercisable at December 31, 2023:	143,300	$	21.84	2.2	$	6,419

Exercisable options at December 31, 2025 were as follows:

Range of Exercise Price	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value
						(In Thousands)
$ 14.00 - 15.00	2,000		14.32	0.7		115
18.00 - 19.00	2,000		18.32	0.1		107
19.00 - 20.00	8,000		19.16	0.1		421
34.00 - 35.00	2,000		34.09	3.1		75
35.00 - 36.00	26,500		35.63	2.8		958
38.00 - 39.00	5,500		38.26	1.1		184
41.00 - 42.00	1,000		41.21	2.1		31
43.00 - 44.00	1,500		43.80	2.5		42
	48,500	$	31.92	2.0	$	1,933

As of December 31, 2025, there were no non-vested stock options.

Restricted Stock and Performance Shares

The Company periodically grants restricted stock awards that vest upon service conditions. Dividend payments are made during the vesting period. The value of restricted stock is determined to be the current value of the Company's stock, and this total value will be recognized as compensation expense over the vesting period. As of December 31, 2025, there was $5.4 million of total unrecognized compensation cost related to non-vested restricted stock. As of December 31, 2025, non-vested restricted stock had a weighted average remaining time to vest of 2.4 years.

The Company periodically grants PSUs that give plan participants the opportunity to earn stock between 0% and 150% of the number of PSUs granted based on achieving certain performance metrics. The number of stock earned upon vesting of PSUs is determined by reference to the Company's total shareholder return relative to a peer group of other publicly traded banks and bank holding companies during the performance period. The performance period is generally three years starting on the grant date. The fair value of PSUs is determined using a Monte Carlo simulation model on the grant date. As of December 31, 2025, there was $1.5 million of total unrecognized compensation cost related to non-vested PSUs. As of December 31, 2025, non-vested performance stock had a weighted average remaining time to vest of 3 years.

The following table summarizes restricted stock and PSU activity:

	Restricted Stock		PSU	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Year Ended December 31, 2025:				
Non-vested at beginning of year	145,837	$ 66.35	30,065	$ 70.45
Granted	44,989	82.00	16,316	77.97
Additional performance share attainment	-	-	290	89.68
Vested	(40,631)	62.53	(13,934)	69.30
Forfeited	(10,782)	71.15	(2,645)	71.82
Non-vested at end of year	139,413	$ 72.15	30,092	$ 74.26
Year Ended December 31, 2024:				
Non-vested at beginning of year	158,298	$ 58.08	31,944	$ 58.25
Granted	54,794	68.95	20,469	59.07
Vested	(49,090)	46.04	(18,653)	37.05
Forfeited	(18,165)	56.98	(3,695)	70.58
Non-vested at end of year	145,837	$ 66.35	30,065	$ 70.45
Year Ended December 31, 2023:				
Non-vested at beginning of year	141,580	$ 56.39	23,852	$ 54.16
Granted	64,880	58.45	8,092	70.29
Vested	(35,163)	49.85	-	-
Forfeited	(12,999)	63.78	-	-
Non-vested at end of year	158,298	$ 58.08	31,944	$ 58.25

Retirement Plans

The Company has a retirement savings 401(k) and profit-sharing plan in which all employees 21 years of age and older may participate after completion of one year of service. The Company matches employees' contributions based on a percentage of salary contributed by participants and may make additional discretionary profit-sharing contributions. The Company's expense for the plan was $2.5 million, $2.3 million and $2.1 million for 2025, 2024 and 2023, respectively.

NOTE 13.   REGULATORY MATTERS

The Bank is subject to dividend restrictions set forth in the Alabama Banking Code and by the Alabama State Banking Department. Under such restrictions, the Bank may not, without the prior approval of the Alabama State Banking Department, declare dividends in excess of the sum of the current year's earnings plus the retained earnings from the prior two years. Based on these restrictions, the Bank would be limited to paying $500.3 million in dividends as of December 31, 2025.

The Bank is subject to various regulatory capital requirements administered by the state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank and the financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of common equity Tier 1 capital, total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 2025, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2025, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum CET1, total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. Management believes that it is well capitalized under the prompt corrective action provisions as of December 31, 2025.

The Company's and Bank's actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2025:						
CET I Capital to Risk Weighted Assets:						
Consolidated	$1,838,024	11.65%	$ 709,755	4.50%	N/A	N/A
ServisFirst Bank	1,866,335	11.83%	709,698	4.50%	$1,025,119	6.50%
Tier I Capital to Risk Weighted Assets:						
Consolidated	1,838,524	11.66%	946,340	6.00%	N/A	N/A
ServisFirst Bank	1,866,835	11.84%	946,264	6.00%	1,261,685	8.00%
Total Capital to Risk Weighted Assets:						
Consolidated	2,038,579	12.93%	1,261,787	8.00%	N/A	N/A
ServisFirst Bank	2,039,090	12.93%	1,261,685	8.00%	1,577,107	10.00%
Tier I Capital to Average Assets:						
Consolidated	1,838,524	10.26%	717,027	4.00%	N/A	N/A
ServisFirst Bank	1,866,835	10.41%	716,995	4.00%	896,244	5.00%
As of December 31, 2024:						
CET I Capital to Risk Weighted Assets:						
Consolidated	$1,634,837	11.42%	$ 644,441	4.50%	N/A	N/A
ServisFirst Bank	1,694,412	11.83%	644,402	4.50%	$ 930,803	6.50%
Tier I Capital to Risk Weighted Assets:						
Consolidated	1,635,337	11.42%	859,255	6.00%	N/A	N/A
ServisFirst Bank	1,694,912	11.84%	859,203	6.00%	1,145,604	8.00%
Total Capital to Risk Weighted Assets:						
Consolidated	1,847,146	12.90%	1,145,673	8.00%	N/A	N/A
ServisFirst Bank	1,859,978	12.99%	1,145,604	8.00%	1,432,005	10.00%
Tier I Capital to Average Assets:						
Consolidated	1,635,337	9.59%	682,238	4.00%	N/A	N/A
ServisFirst Bank	1,694,912	9.94%	682,223	4.00%	852,779	5.00%

NOTE 14.   OTHER OPERATING INCOME AND EXPENSES

The major components of other operating income and expense included in noninterest income and noninterest expense are as follows:

	Years Ended December 31,		
	2025	2024	2023
	(In Thousands)		
Other Operating Income			
ATM fee income	$ 610	$ 632	$ (200)
Mark to market interest rate cap derivative	-	-	48
Loss on sale of fixed assets	-	(91)	-
Merchant services fees	2,337	2,278	2,214
Other	158	68	975
Total other operating income	$ 3,105	$ 2,887	$ 3,037
Other Operating Expenses			
Other loan expenses	$ 5,283	$ 2,754	$ 2,794
Customer and public relations	3,587	3,338	2,971
Sales and use tax	601	779	771
Write-down investment in tax credit partnerships	1,360	1,396	12,053
Telephone	588	564	597
Donations and contributions	618	658	651
Marketing	1,151	951	768
Supplies	752	701	705
Fraud and forgery losses	516	2,139	1,435
Directors fees	794	807	797
Postage	336	352	361
Other operational losses	2,856	270	449
Other insurance expense	1,858	1,845	1,794
Courier	657	619	528
Core processing deconversion expense	-	134	-
EDP contract termination	-	-	1,134
Privilege tax expense	2,014	1,767	4,300
Other	2,670	2,267	1,234
Total other operating expenses	$ 25,641	$ 21,341	$ 33,342

NOTE 15.   INCOME TAXES

The components of income tax expense are as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In Thousands)		
Current tax expense:			
Federal	$ 58,121	$ 51,897	$ 35,124
State	5,578	3,194	3,616
Total current tax expense	63,699	55,091	38,740
Deferred tax (benefit) expense:			
Federal	1,082	(2,227)	(1,057)
State	746	(1,124)	52
Total deferred tax (benefit)	1,828	(3,351)	(1,005)
Total income tax expense	$ 65,527	$ 51,740	$ 37,735

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

| | Year Ended December 31, 2025 | |
	Amount	% of Pre-tax Earnings
	(In Thousands)	
US federal statutory income tax	71,848	21.00%
State and local income taxes, net of federal income tax effect(2)	5,023	1.47%
Tax credits:		
Energy tax credits	(4,500)	(1.32)%
Other credits	(4,592)	(1.34)%
Nontaxable or nondeductible items	(2,863)	(0.84)%
Change in unrecognized tax positions	176	0.05%
Other	435	0.13%
Effective income tax and rate(1)	$ 65,527	19.15%

(1) Post-adoption of ASU 2023-09
(2) State taxes in Alabama, Florida, and South Carolina make up the majority (greater than 50%) of the tax effect in this category

| | Year Ended December 31, 2024 | |
	Amount	% of Pre-tax Earnings
	(In Thousands)	
Income tax at statutory federal rate	$ 58,585	21.00%
Effect on rate of:		
State income tax, net of federal tax effect	1,787	0.64%
Tax-exempt income, net of expenses	(14)	(0.01)%
Bank-owned life insurance contracts	(2,002)	(0.72)%
Excess tax benefit from stock compensation	(1,117)	(0.40)%
Federal tax credits, net of related amortization	(6,297)	(2.26)%
Other	798	0.36%
Effective income tax and rate(3)	$ 51,740	18.61%

(3) 2024 and 2023 are pre-adoption of ASU 2023-09

| | Year Ended December 31, 2023 | |
	Amount	% of Pre-tax Earnings
	(In Thousands)	
Income tax at statutory federal rate	$ 51,363	21.00%
Effect on rate of:		
State income tax, net of federal tax effect	3,339	1.37%
Tax-exempt income, net of expenses	(92)	(0.04)%
Bank-owned life insurance contracts	(1,591)	(0.65)%
Excess tax benefit from stock compensation	(1,242)	(0.51)%
Federal tax credits, net of related amortization	(16,002)	(6.54)%
Other	1,960	0.80%
Effective income tax and rate(3)	$ 37,735	15.43%

(3) 2024 and 2023 are pre-adoption of ASU 2023-09

The components of net deferred tax asset are as follows:

	December 31,	
	2025	2024
	(In Thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 43,236	$ 41,431
Other real estate owned	-	255
Nonqualified equity awards	1,472	1,375
Nonaccrual interest	216	814
State tax credits carryforward	1,530	2,195
Deferred loan fees	4,523	4,074
Reserve for unfunded commitments	-	-
Accrued bonus	3,685	3,910
Capital loss carryforward	662	1,716
Lease liability	5,788	6,790
Deferred revenue	-	-
Net unrealized loss on securities available for sale	722	10,937
Other deferred tax assets	780	1,996
Total deferred tax assets	62,614	75,493
Deferred tax liabilities:		
Depreciation	3,671	4,138
Prepaid expenses	921	781
Investments	1,178	950
Right-of-use assets and other leasing transactions	5,527	6,541
Other deferred tax liabilities	1,612	1,335
Total deferred tax liabilities	12,909	13,745
Net deferred tax assets	$ 49,705	$ 61,748

The Federal and State total of income taxes paid (net of refunds received):

	2025
Federal	$ 27,521,000
State(4)	7,056,359
Total	34,577,359
5% threshold (4)	1,728,868

(4) No individual state payments over threshold

The Company believes its net deferred tax asset is recoverable as of December 31, 2025 and 2024 based on the expectation of future taxable income and other relevant considerations.

Pursuant to ASC 740-10-30-2 *Income Taxes*, deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company and its subsidiaries file a consolidated U.S. Federal income tax return and various consolidated and separate company state income tax returns. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2022 through 2024. The Company is also currently open to audit by several state departments of revenue for the years ended December 31, 2022 through 2024. The audit periods differ depending on the date the Company began business activities in each state.

Accrued interest and penalties on unrecognized income tax benefits totaled $206,000 and $495,000 as of December 31, 2025 and 2024, respectively. Interest and penalties related to unrecognized income tax benefits are recorded in the provision for income taxes. The Company has $513,000 of unrecognized tax benefits (net of the federal benefit on state income tax issues) recorded as of December 31, 2025. Unrecognized income tax benefits as of December 31, 2025, and December 31, 2024, that, if recognized, would impact the effective income tax rate totaled $513,000 and $1,511,000 (net of the federal benefit on state income tax issues), respectively.

The following table presents a summary of the changes during 2025, 2024 and 2023 in the amount of unrecognized tax benefits that are included in the consolidated balance sheets:

	2025	2024	2023
	(In Thousands)		
Balance, beginning of year	$ 1,913	$ 2,092	$ -
Increases related to prior year tax positions	-	-	1,285
Decreases related to prior year tax positions	(1,401)	(854)	-
Increases related to current year tax positions	137	675	807
Balance, end of year	$ 649	$ 1,913	$ 2,092

NOTE 16.   COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, credit card arrangements, and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. A summary of the Company's approximate commitments and contingent liabilities is as follows:

	2025	2024	2023
	(In Thousands)		
Commitments to extend credit	$ 3,779,178	$ 3,552,958	$ 3,410,283
Credit card arrangements	395,780	366,843	381,524
Standby letters of credit and financial guarantees	117,371	125,147	86,065
Total	$ 4,292,329	$ 4,044,948	$ 3,877,872

Commitments to extend credit, credit card arrangements, commercial letters of credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company.

The Company invests in certain affordable housing projects throughout its market area as a means of supporting local communities. The Company receives tax credits related to these investments, for which it typically acts as a limited partner and therefore does not exert control over the operating or financial policies of the partnerships. The Company typically provides financing during the construction and development of the properties. Tax credits are subject to recapture by taxing authorities based on compliance features required to be met at the project level. The Company's maximum potential exposure to losses relative to investments in VIEs is generally limited to the sum of the outstanding balance, future funding commitments and any related loans to the entity, exclusive of any potential tax recapture associated with the investments. Loans to these entities are underwritten in substantially the same manner as the Company's other loans and are generally secured. The Company invests as a limited partner in certain projects through the New Market Tax Credit program, which is a Federal financial program aimed to stimulate business and real estate investment in underserved communities via a Federal tax credit. The Company has investments in and future funding commitments related to private equity and certain other equity method investments. The risk exposure relating to such commitments is generally limited to the amount of investments and future funding commitments made. The following table summarizes certain tax credit and certain equity investments.

	Balance Sheet Location	December 31,	
		2025	2024
		(In Thousands)	
Investments in affordable housing projects and other qualified tax credits:			
Carrying amount	Other assets	$ 98,681	$75,705
Amount of future funding commitments including in carrying amount	Other liabilities	65,439	39,502
Lending exposures	Loans	107,764	96,224
SBIC and certain other equity method investments:			
Carrying amount	Other assets	13,399	4,642
Amount of future funding commitments not included in carrying amount	N/A	18,551	12,308

The following table presents a summary of tax credits and amortization expense associated with those investments accounted for using the proportional amortization method for the period indicated.

	Income Statement Location	2025	2024
		(In Thousands)	
Income tax credits and other income tax benefits	Income tax expense	$ (42,762)	$ (13,392)
Amortization expense	Income tax expense	36,634	11,162

NOTE 17.   CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in the Company's market area. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in the market area.

The Company's loan portfolio is concentrated primarily in loans secured by real estate, principally secured by real estate in the Company's primary market areas. In addition, a substantial portion of the other real estate owned is located in that same market. Accordingly, the ultimate collectability of the loan portfolio and the recovery of the carrying amount of other real estate owned are susceptible to changes in market conditions in the Company's primary market area.

NOTE 18.   EARNINGS PER COMMON SHARE

Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable pursuant to the exercise of stock options and vesting of performance shares. The difference in earnings per share under the two-class method was not significant at December 31, 2025, 2024 and 2023.

| | Year Ended December 31, | | |
	2025	2024	2023
	(Dollar Amounts In Thousands Except Per Share Amounts)		
Earnings Per Share			
Weighted average common shares outstanding	54,609,237	54,528,302	54,411,171
Net income available to common stockholders	$ 276,541	$ 227,180	$ 206,791
Basic earnings per common share	$ 5.06	$ 4.17	$ 3.80
Weighted average common shares outstanding	54,609,237	54,528,302	54,411,171
Dilutive effects of assumed exercise of stock options and vesting of performance shares	57,037	95,932	124,144
Weighted average common and dilutive potential common shares outstanding	54,666,274	54,624,234	54,535,315
Net income available to common stockholders	$ 276,541	$ 227,180	$ 206,791
Diluted earnings per common share	$ 5.06	$ 4.16	$ 3.79

NOTE 19.   RELATED PARTY TRANSACTIONS

As more fully described in Note 3 "*Loans,*" the Company had outstanding loan balances, as made in the ordinary course of business, to related parties as of December 31, 2025 and 2024 in the amount of $46.5 million and $42.4 million, respectively. Deposits of related parties are also accepted in the ordinary course of business. The aggregate balances of related party deposits are immaterial as of December 31, 2025 and 2024, respectively.

NOTE 20.   FAIR VALUE MEASUREMENT

Measurement of fair value under GAAP establishes a hierarchy that prioritizes observable and unobservable inputs used to measure fair value, as of the measurement date, into three broad levels, which are described below:

Level 1:   Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:   Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:   Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value.

Debt Securities. Where quoted prices are available in an active market, securities are classified within Level 1 of the hierarchy. Level 1 securities include highly liquid government securities such as U.S. Treasuries and exchange-traded equity securities. For securities traded in secondary markets for which quoted market prices are not available, the Company generally relies on pricing services provided by independent vendors. Such independent pricing services are to advise the Company on the carrying value of the securities available for sale portfolio. As part of the Company's procedures, the price provided from the service is evaluated for reasonableness given market changes. When a questionable price exists, the Company investigates further to determine if the price is valid. If needed, other market participants may be utilized to determine the correct fair value. The Company has also reviewed and confirmed its determinations in discussions with the pricing service regarding their methods of price discovery. Securities measured with these techniques are classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow calculations using inputs observable in the market where available. Examples include U.S. government agency securities, mortgage-backed securities, obligations of states and political subdivisions, and certain corporate, asset-backed and other securities. In cases where Level 1 or Level 2 inputs are not available, as in the case of certain corporate securities, these securities are classified in Level 3 of the hierarchy.

Derivative Instruments. The fair values of derivatives are determined based on a valuation pricing model using readily available observable market parameters such as interest rate curves, adjusted for counterparty credit risk. These measurements are classified as Level 2 within the valuation hierarchy.

Loans Individually Evaluated. Loans individually evaluated are measured and reported at fair value when full payment under the loan terms is not probable. Loans individually evaluated are carried at the present value of expected future cash flows using the loan's existing rate in a discounted cash flow calculation, or the fair value of the collateral if the loan is collateral-dependent. Expected cash flows are based on internal inputs reflecting expected default rates on contractual cash flows. This method of estimating fair value does not incorporate the exit-price concept of fair value described in ASC 820-10 and would generally result in a higher value than the exit-price approach. For loans measured using the estimated fair value of collateral less costs to sell, fair value is generally determined based on appraisals performed by certified and licensed appraisers using inputs such as absorption rates, capitalization rates and market comparables, adjusted for estimated costs to sell. Management modifies the appraised values, if needed, to take into account recent developments in the market or other factors, such as changes in absorption rates or market conditions from the time of valuation, and anticipated sales values considering management's plans for disposition. Such modifications to the appraised values could result in lower valuations of such collateral. Estimated costs to sell are based on current amounts of disposal costs for similar assets. These measurements are classified as Level 3 within the valuation hierarchy. Loans individually evaluated are subject to nonrecurring fair value adjustment upon initial recognition or subsequent individual evaluation. A portion of the allowance for credit losses is allocated to loans individually evaluated if the value of such loans is deemed to be less than the unpaid balance. The range of fair value adjustments and weighted average adjustments as of December 31, 2025 was 0% to 70% and 17.1%, respectively. The range of fair value adjustments and weighted average adjustment as of December 31, 2024 was 0% to 75% and 25.5%, respectively. Loans individually evaluated are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly based on the same factors identified above. The amount recognized to write-down individually evaluated loans that are measured at fair value on a nonrecurring basis was $22.5 million and $18.3 million during the years ended December 31, 2025 and 2024, respectively.

Other Real Estate Owned and Repossessed Assets. Other real estate assets ("OREO") acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at the lower of cost or fair value, less selling costs. Any write-downs to fair value at the time of transfer to OREO are charged to the allowance for credit losses subsequent to foreclosure. Values are derived from appraisals of underlying collateral and discounted cash flow analysis. Appraisals are performed by certified and licensed appraisers. Subsequent to foreclosure, valuations are updated periodically and assets are marked to current fair value, not to exceed the new cost basis. In the determination of fair value subsequent to foreclosure, management also considers other factors or recent developments, such as changes in absorption rates and market conditions from the time of valuation, and anticipated sales values considering management's plans for disposition, which could result in adjustment to lower the property value estimates indicated in the appraisals. The range of fair value adjustments and weighted average adjustment as of December 31, 2025 was 10% to 27% and 23.5%, respectively. The range of fair value adjustments and weighted average adjustment as of December 31, 2024 was 19% to 47% and 22.7% respectively. These measurements are classified as Level 3 within the valuation hierarchy. Net gains (losses) on the sale and write-downs of OREO of $298,000 and ($132,000) were recognized during the years ended December 31, 2025 and 2024, respectively. These charges were for write-downs in the value of OREO subsequent to foreclosure and losses on the disposal of OREO. OREO is classified within Level 3 of the hierarchy.

There were five residential real estate loan foreclosures for $2.5 million classified as OREO as of December 31, 2025, compared to three residential real estate loan foreclosures for $852,400 as of December 31, 2024.

There was one residential real estate loan for $171,000 that was in the process of being foreclosed as of December 31, 2025. There was one residential real estate loan for $82,000 that was in the process of being foreclosed as of December 31, 2024.

The following table presents the Company's financial assets and financial liabilities carried at fair value on a recurring basis as of December 31, 2025 and 2024. There were no liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024.

	Fair Value Measurements at December 31, 2025 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets Measured on a Recurring Basis:	(In Thousands)			
Available-for-sale debt securities:				
U.S. Treasury securities	$ 522,923	$ -	$ -	$ 522,923
Mortgage-backed securities	-	133,304	-	133,304
State and municipal securities	-	9,809	-	9,809
Corporate debt	-	402,789	-	402,789
Total available-for-sale debt securities	522,923	545,902	-	1,068,825
Total assets at fair value	$ 522,923	$ 545,902	$ -	$ 1,068,825

	Fair Value Measurements at December 31, 2024 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets Measured on a Recurring Basis:	(In Thousands)			
Available-for-sale debt securities:				
U.S. Treasury securities	$ 617,486	$ -	$ -	$ 617,486
Mortgage-backed securities	-	219,274	-	219,274
State and municipal securities	-	9,517	-	9,517
Corporate debt	-	315,123	-	315,123
Total available-for-sale debt securities	617,486	543,914	-	1,161,400
Total assets at fair value	$ 617,486	$ 543,914	$ -	$ 1,161,400

The carrying amount and estimated fair value of the Company's financial instruments measured on a nonrecurring basis were as follows:

	Fair Value Measurements at December 31, 2025 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets Measured on a Nonrecurring Basis:	(In Thousands)			
Loans individually evaluated	$ -	$ -	$ 186,825	$ 186,825
Other real estate owned and repossessed assets	-	-	2,583	2,583
Total assets at fair value	$ -	$ -	$ 189,408	$ 189,408

	Fair Value Measurements at December 31, 2024 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets Measured on a Nonrecurring Basis:	(In Thousands)			
Loans individually evaluated	$ -	$ -	$ 95,667	$ 95,667
Other real estate owned and repossessed assets	-	-	2,531	2,531
Total assets at fair value	$ -	$ -	$ 98,198	$ 98,198

There were no liabilities measured at fair value on a non-recurring basis as of December 31, 2025 and 2024.

In the case of the debt securities portfolio, the Company monitors the portfolio to ascertain when transfers between levels have been affected. The nature of the remaining assets and liabilities is such that transfers in and out of any level are expected to be rare. For the year ended December 31, 2025, there were no transfers compared to two transfers from Level 3 to Level 2 during 2024.

The table below includes a rollforward of the balance sheet amounts for the years ended December 31, 2025 and 2024 (including the change in fair value) for financial instruments classified by the Company within Level 3 of the valuation hierarchy measured at fair value on a recurring basis including changes in fair value due in part to observable factors that are part of the valuation methodology:

	For the year ended December 31,	
	2025	2024
	Available-for-sale Securities	Available-for-sale Securities
	(In Thousands)	
Fair value, beginning of period	$ -	$ 6,860
Transfers into Level 3	-	-
Total realized gains included in income	-	-
Changes in unrealized gains/losses included in other comprehensive income for assets and liabilities still held at period-end	-	(1,329)
Purchases	-	-
Transfers out of Level 3	-	(5,531)
Fair value, end of period	$ -	$ -

The fair value of a financial instrument is the current amount that would be exchanged in a sale between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Current GAAP excludes certain financial instruments and all nonfinancial instruments from its fair value disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

December 31, 2025	Carrying / Notional Amount	Estimated Fair Value	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
			(In Thousands)		
Financial Assets:					
Cash and cash equivalents	$ 1,121,734	$ 1,121,734	$ 1,121,734	$ -	$ -
Securities purchased with agreement to resell	498,910	498,910	498,910	-	-
Held to maturity U.S. Treasury securities	249,621	240,032	240,032	-	-
Federal funds sold	6,052	6,052	-	6,052	-
Held to maturity debt securities	410,455	376,503	-	376,003	500
Mortgage loans held for sale	11,744	11,744	-	11,744	-
Restricted equity securities	12,203	12,203	-	12,203	-
Loans, net	13,525,229	13,267,169	-	-	13,267,169
Financial Liabilities:					
Deposits	$14,219,034	$14,217,711	$ -	$14,217,711	$ -
Federal funds purchased	1,471,628	1,471,628	-	1,471,628	-
Other borrowings	34,750	31,258	-	31,258	-

December 31, 2024	Carrying / Notional Amount	Estimated Fair Value	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
			(In Thousands)		
Financial Assets:					
Cash and cash equivalents	$ 2,375,589	$ 2,375,589	$ 2,375,589	$ -	$ -
Held to maturity U.S. Treasury securities	249,403	229,771	229,771	-	-
Federal funds sold	1,045	1,045	-	1,045	-
Held to maturity debt securities	465,450	409,725	-	409,475	250
Mortgage loans held for sale	9,211	9,211	-	9,211	-
Restricted equity securities	11,300	11,300	-	11,300	-
Loans, net	12,441,378	12,013,721	-	-	12,013,721
Financial Liabilities:					
Deposits	$13,543,459	$13,540,438	$ -	$13,540,438	$ -
Federal funds purchased	1,993,728	1,993,728	-	1,993,728	-
Other borrowings	64,743	59,130	-	59,130	-

NOTE 21.   PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheet of the Company as of December 31, 2025 and 2024 and the condensed statements of income and cash flows for the years ended December 31, 2025, 2024 and 2023.

CONDENSED BALANCE SHEETS
(In Thousands)

	December 31, 2025	December 31, 2024
ASSETS		
Cash and due from banks	$ 26,205	$ 22,584
Investment in subsidiary	1,878,159	1,675,847
Other assets	1,268	864
Total assets	$ 1,905,632	$ 1,699,295
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Other borrowings	$ 34,750	$ 64,743
Other liabilities	21,035	18,280
Total liabilities	55,785	83,023
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 1,000,000 authorized and undesignated at December 31, 2025 and December 31, 2024	-	-
Common stock, par value $0.001 per share; 200,000,000 shares authorized: 54,624,955 shares issued and outstanding at December 31, 2025; and 54,569,427 shares issued and outstanding at December 31, 2024 at December 31, 2021	54	54
Additional paid-in capital	237,839	235,781
Retained earnings	1,613,746	1,412,616
Accumulated other comprehensive loss	(1,792)	(32,179)
Total stockholders' equity	1,849,847	1,616,272
Total liabilities and stockholders' equity	$ 1,905,632	$ 1,699,295

CONDENSED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, and 2023.
(In Thousands)

	2025	2024	2023
Income:			
Dividends received from subsidiary	$ 109,500	$ 71,887	$ 62,500
Other income	65	92	44
Total income	109,565	71,979	62,544
Expense:			
Other expenses	2,947	2,683	2,829
Total expenses	2,947	2,683	2,829
Equity in undistributed earnings of subsidiary	169,923	157,884	147,076
Net income	276,541	227,180	206,791
Dividends on preferred stock	-	-	-
Net income available to common stockholders	$ 276,541	$ 227,180	$ 206,791

STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, and 2023.
(In Thousands)

	2025	2024	2023
Operating activities			
Net income	$ 276,541	$ 227,180	$ 206,791
Adjustments to reconcile net income to net cash provided by operating activities:			
Other	168	(1,311)	2,230
Equity in undistributed earnings of subsidiary	(169,923)	(157,887)	(147,076)
Net cash provided by operating activities	106,786	67,982	61,945
Investing activities			
Other	-	-	(300)
Net cash used in investing activities	-	-	(300)
Financing activities			
Redemption of subordinated notes	(30,000)	-	-
Dividends paid on common stock	(73,165)	(65,412)	(60,923)
Net cash used in financing activities	(103,165)	(65,412)	(60,923)
Net change in cash and cash equivalents	3,621	2,570	722
Cash and cash equivalents at beginning of year	22,584	20,014	19,292
Cash and cash equivalents at end of year	$ 26,205	$ 22,584	$ 20,014

NOTE 22. SEGMENT REPORTING

The Bank's revenue is primarily derived from the business of banking. The Bank's financial performance is monitored on consolidated basis by senior management, which is considered to be the Bank's CODM. Senior Management includes the following officers of the Company: Chairman of the Board and Chief Executive Officer; President; Executive Vice President, Chief Financial Officer; Executive Vice President, Chief Operating Officer. Financial performance is reported to the CODM monthly, and the primary measure of performance is net income, net interest income, non-interest income, significant expenses and budget to actual results, and provides guidance in strategy and the allocation of resources. The allocation of resources throughout the Bank is based on consolidated profitability and efficiency metrics. The presentation of financial performance to the CODM is consistent with amounts and financial statement line items shown in the Bank's consolidated balance sheets and consolidated statements of income. Additionally, the Bank's significant expenses are adequately segmented by category and amount in the consolidated statements of income to include all significant items when considering both qualitative and quantitative factors. Significant expenses of the Company include salaries and employee benefits, equipment and occupancy expense, third-party processing and other services, and professional services.

All of the Bank's financial results are similar and considered by management to be aggregated into one reportable operating segment. While the Company has assigned certain management responsibilities by region and business line, the Bank's CODM evaluates financial performance on a Bank-wide basis. The majority of the Bank's revenue is from the business of banking, and the Bank's regions have similar economic characteristics, products, services and customers. Accordingly, all of the Bank's operations are considered by management to be aggregated in one reportable operating segment.

Because we report on a single segment basis, our financial statements may not be directly comparable to financial institutions that present multiple reportable segments. Should future organizational changes in our management structure or business model necessitate more detailed segment disclosures, we will revise our segment reporting accordingly. As of the date of these consolidated financial statements, no such changes have occurred, and management continues to evaluate performance on a consolidated entity basis.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no disagreements with accountants regarding accounting and financial disclosure matters during the year ended December 31, 2025.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer (Principal Executive Officer) and the Chief Financial Officer (Principal Financial Officer), evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon that evaluation of these disclosure controls and procedures, the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2025, management assessed the effectiveness of our internal control over financial reporting based on criteria for effective internal control over financial reporting established in "Internal Control – Integrated Framework (2013)," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2025, based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by Forvis Mazars, LLP, an independent registered public accounting firm, as stated in their report herein — "Report of Independent Registered Public Accounting Firm."

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by Paragraphs (a) through (g) of Item 401 of Regulation S-K, Item 405 of Regulation S-K and Item 408(b) of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2026 Annual Meeting of Stockholders (the "Proxy Statement").

Code of Ethics

Our Board of Directors has adopted a Code of Ethics named our Code of Business Conduct and Ethics Policy ("Code of Ethics") that applies to all of our employees, officers and directors. The Code of Ethics covers compliance with law; fair and honest dealings with us, with competitors and with others; fair and honest disclosure to the public; and procedures for compliance with the Code of Ethics. A copy of the Code of Ethics is available on our website at www.servisfirstbank.com. We will disclose any amendments or waivers, including implicit waivers, of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website.

Corporate Governance

The information required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is hereby incorporated by reference from our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION.

We respond to this Item by incorporating by reference the material responsive to this Item in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

We respond to this Item by incorporating by reference the material responsive to this Item in our Proxy Statement.

Equity Compensation Plan Information

The following table sets forth certain information as of December 31, 2025 relating to stock options, restricted stock and performance shares granted under our 2009 Amended and Restated Stock Incentive Plan and other options or restricted shares issued outside of such plans, if any:

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Awards (1)	Weighted-average Exercise Price of Outstanding Options (2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan
Equity Compensation Plans Approved by Security Holders	218,005	$ 31.92	2,950,298
Equity Compensation Plans Not Approved by Security Holders	-	-	-
Total	218,005	$ 31.92	2,950,298

(1) Includes 48,500 shares related to stock options, 139,413 shares related to non-vested restricted stock and 30,092 shares related to performance shares (assuming attainment of the maximum payout rate as set forth by the performance criteria).
(2) Excludes restricted shares and performance shares which are exercised for no consideration.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

We respond to this Item by incorporating by reference the material responsive to this Item in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2026 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

We respond to this Item by incorporating by reference the material responsive to this Item in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2026 Annual Meeting of Stockholders.

The Independent Registered Public Accounting Firm is Forvis Mazars, LLP (PCAOB Firm ID NO. 686) located in Tampa, Florida.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following statements are filed as a part of this Annual Report on Form 10-K

(b) All applicable financial statement schedules required under Regulation S-X have been included in the Notes to the Consolidated Financial Statements.

(c) The following exhibits are furnished with this Annual Report on Form 10-K

EXHIBIT NO.	NAME OF EXHIBIT
3.1	Restated Certificate of Incorporation as amended (incorporated by reference to Exhibit 3.02 to the Company's Quarterly Report on Form 10-Q, filed July 29, 2022).
3.2	Certificate of Elimination of the Senior-Non Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K/A, filed on June 28, 2016).
3.3	Bylaws (Restated for SEC filing purposes only) (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on April 4, 2014).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 10, filed on March 28, 2008).
4.2	Revised Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on September 15, 2008).
4.3	Description of Capital Stock (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K, filed on February 25, 2020).
4.4	Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-3, filed on August 5, 2024)
4.5	Form of Indenture for Subordinated Debt Securities (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-3, filed on August 5, 2024).
10.1#	2009 Amended and Restated Stock Incentive Plan (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A, filed on March 18, 2014).
10.2	Note Purchase Agreement, dated October 21, 2020, between ServisFirst Bancshares, Inc. and certain accredited investors (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on October 22, 2020).
10.3#	First Amendment to the ServisFirst Bancshares, Inc. Amended and Restated 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed November 1, 2016).
10.4#	Form of Nonqualified Stock Option Award pursuant to the ServisFirst Bancshares, Inc. Amended and Restated 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed November 1, 2016).
10.5#	Form of Restricted Stock Award Agreement pursuant to the ServisFirst Bancshares, Inc. Amended and Restated 2009 Stock Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8, filed June 17, 2014).
10.6#	Second Amendment to the ServisFirst Bancshares, Inc. Amended and Restated 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed September 17, 2018).

10.7#	Third Amendment to the ServisFirst Bancshares, Inc. Amended and Restated 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed April 30, 2019).
10.8#	Form of Nonqualified Stock Option Award (Revised 2019)(incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed April 30, 2019).
10.9#	Form of Restricted Stock Award Agreement (Revised 2019)(incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed April 30, 2019).
10.10#	Endorsement Split-Dollar Agreement with Thomas A. Broughton III dated November 9, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed November 13, 2020.
10.11#	Endorsement Split-Dollar Agreement with Rodney E. Rushing dated November 9, 2020 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed November 13, 2020.
10.12#	Form of Executive Officer Change in Control Agreement (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K dated February 25, 2021).
10.13#	ServisFirst Bancshares, Inc. Annual Incentive Plan, effective January 1, 2021 (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K dated January 25, 2021)
10.14#	Form of ServisFirst Bancshares, Inc. 2021 Performance Share Award Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed April 29, 2021).
10.15#	Form of ServisFirst Bancshares, Inc. 2021 Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed April 29, 2021).
10.16#	Letter Agreement, by and between ServisFirst Bank and Henry Abbott, dated as of April 21, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2025).
19.1*	ServisFirst BancShares, Inc. Insider Trading Compliance Program (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K, filed on March 3, 2025).
21.1*	List of Subsidiaries.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.0 to the Company's Annual Report on Form 10-K, filed on March 1, 2024).
23.1*	Consent of Forvis Mazars, LLP
24.1*	Power of Attorney

31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Schema Documents
101.CAL*	Inline XBRL Calculation Linkbase Document
101.LAB*	Inline XBRL Label Linkbase Document
101.PRE*	Inline XBRL Presentation Linkbase Document
101.DEF*	Inline XBRL Definition Linkbase Document
104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

Filed herewith
**Furnished herewith*
#*Denotes management contract or compensatory plan or arrangement*
^ *Certain exhibits have been omitted pursuant to Item 601(b)(5) of Regulation S-K. We will furnish the omitted exhibits to the SEC upon request.*

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SERVISFIRST BANCSHARES, INC.


By: /s/ Thomas A. Broughton, III
    Thomas A. Broughton, III
    President and Chief Executive Officer

Dated: February 26, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	**Title**	**Date**
/s/ Thomas A. Broughton, III Thomas A. Broughton, III	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2026
/s/ David A. Sparacio David A. Sparacio	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 26, 2026
* Irma L. Tuder	Director	February 26, 2026
* Betsy B. Holloway	Director	February 26, 2026
* James J. Filler	Director	February 26, 2026
* Joseph R. Cashio	Director	February 26, 2026
* Hatton C. V. Smith	Director	February 26, 2026
* Christopher J. Mettler	Director	February 26, 2026

_____

* The undersigned, acting pursuant to a Power of Attorney, has signed this Annual Report on Form 10-K for and on behalf of the persons indicated above as such persons' true and lawful attorney-in-fact and in their names, places and stated, in the capacities indicated above and on the date indicated below.

/s/ David A. Sparacio
David A. Sparacio
Attorney-in-Fact
February 26, 2026

OFFICERS AND DIRECTORS

PRINCIPAL OFFICERS: SERVISFIRST BANCSHARES, INC.

Thomas A. Broughton III
Chairman, President and Chief Executive Officer

Rodney E. Rushing
Executive Vice President and Chief Operating Officer

David A. Sparacio
Executive Vice President and Chief Financial Officer

PRINCIPAL OFFICERS: SERVISFIRST BANK

Thomas A. Broughton III
Chairman, President and Chief Executive Officer
Rodney E. Rushing
Executive Vice President and Chief Operating Officer
David A. Sparacio
Executive Vice President and Chief Financial Officer
James H. Harper
Senior Vice President and Chief Credit Officer
G. Carlton Barker
Executive Vice President, Montgomery Chief Executive Officer
Gregory W. Bryant
Executive Vice President, West Central Florida Chief Executive Officer
J. Hal Clemmer
Executive Vice President, Chief Banking Officer
Christopher J. Dvorachek
Executive Vice President, Texas Chief Executive Officer
Jim O. Holtcamp
Executive Vice President, Huntsville Chief Executive Officer
W. Bibb Lamar, Jr.
Executive Vice President, Mobile Chief Executive Officer
Richard A. Manley
Executive Vice President, North Carolina Chief Executive Officer
Rex D. McKinney
Executive Vice President, Northwest Florida Chief Executive Officer
Bart E. McBride
Executive Vice President, Sales Manager
B. Harrison Morris III
Regional President, South Alabama Chief Executive Officer
Thomas G. Trouche
Executive Vice President, Charleston Chief Executive Officer
Bradford A. Vieira

Executive Vice President, Tennessee Chief Executive Officer

BOARD OF DIRECTORS: SERVISFIRST BANCSHARES, INC. AND SERVISFIRST BANK

Thomas A. Broughton III

J. Richard Cashio

James J. Filler

Betsy B. Holloway

Christopher J. Mettler

Hatton C. V. Smith

Irma L. Tuder

SERVISFIRST BANK REGIONAL DIRECTORS

ATLANTA, GEORGIA
Michael A. Bohling
Paul Conley
John Loud
Zach Parker
Brent Reid

CHARLESTON, SOUTH CAROLINA
Ryan W. Gammons
Peter A. McKellar
Skip Sawin
Daniel Vallini

DOTHAN, ALABAMA
Charles H. Chapman
Brent Cook
Ronald Devane
Watson Downs
Charles Owens
Kevin Savoy
Glenn Spivey
William C. Thompson

HUNTSVILLE, ALABAMA
Dennis Bragg
Tres Childs
Andy Kattos
Zack Penney
Sameer Singhal
David Slyman
Irma L. Tuder
Danny Windham
Tom Young

NASHVILLE, TENNESSEE
Charles R. Bone
Mary Margaret Borbeau
Ryan Chapman
Todd Robinson
Eric Strickland

SERVISFIRST BANCSHARES, INC. COMMITTEES

NOMINATING AND CORPORATE GOVERNANCE
J. Richard Cashio (Chair)
Betsy B. Holloway
Christopher J. Mettler
Irma L. Tuder

AUDIT
Irma L. Tuder (Chair)
J. Richard Cashio
Betsy B. Holloway

COMPENSATION
Hatton C.V. Smith (Chair)
J. Richard Cashio
James J. Filler
Christopher J. Mettler

MOBILE, ALABAMA
Walter Brand
Mary Courtney Cane
Lance Covan
Lowell J. Friedman
Barry E. Gritter
James L. Henderson
Richard D. Inge
John H. Lewis, Jr.
Hunter Lyons
Bonner Williams

MONTGOMERY, ALABAMA
John Jernigan
John Mazyck
Ray B. Petty
Todd Strange
Pete Taylor
Ken Upchurch
Taylor Williams
Bryant Wood

NORTHWEST, FLORIDA
Willis Condon
Mike Miller
Stephen Moorhead
Rudy Rowe
Paul Salter
Sandy Sansing
Susan Thompson
Mike Watkins

OFFICES AND LOCATIONS

Asheville Office
1200 Ridgefield Boulevard, Suite 254
Asheville, North Carolina 28806
828.920.6070

Atlanta Main Office
300 Galleria Parkway SE, Suite 350
Atlanta, Georgia 30339
678.504.2700

Atlanta Douglasville Office
2801 Chapel Hill Road
Douglasville, Georgia 30135
770.489.4443

Auburn-Opelika Office
2272 Moores Mill Road, Suite 210
Auburn, Alabama 36830
334.539.6710

Birmingham Main Office
2500 Woodcrest Place
Birmingham, Alabama 35209
205.949.0345

Birmingham Downtown Office
324 Richard Arrington Jr. Boulevard N.
Birmingham, Alabama 35203
205.949.2200

Birmingham Greystone Office
5403 Highway 280, Suite 401
Birmingham, Alabama 35242
205.949.0870

Charleston Main Office
701 East Bay Street, Suite 104
Charleston, SC 29403
843.414.3910

Charlotte Main Office
Panorama Towers
14819 Ballantyne Village Way, Suite 1000
Charlotte, North Carolina 28277
704.972.2410

Columbus Office
700 Brookstone Centre Parkway, Suite 400
Columbus, Georgia 31904
762.240.9058

Dothan Main Office
4801 West Main Street
Dothan, Alabama 36305
334.340.4300

Dothan Cottonwood Corners Office
1640 Ross Clark Circle, Suite 307
Dothan, Alabama 36301
334.340.4400

Fort Walton Office
316 Racetrack Road NE
Fort Walton Beach, Florida 32547
850.266.9190

Huntsville Main Office
401 Meridian Street, Suite 100
Huntsville, Alabama 35801
256.722.7800

Huntsville Research Park Office
1267 Enterprise Way, Suite A
Huntsville, Alabama 35806
256.722.7880

Lake Norman Office
9624 Bailey Road, Suite I
Cornelius, NC 28031
980.483.6095

Memphis Office
5384 Poplar Ave, Suite 200
Memphis, TN 38119
901.390.7120

Mobile Main Office
2 North Royal Street
Mobile, Alabama 36602
251.544.6950

Mobile Spring Hill Office
4400 Old Shell Road
Mobile, Alabama 36608
251.544.6900

Mobile Fairhope Office
561 Fairhope Avenue, Suite 101
Fairhope, Alabama 36532
251.316.7145

Montgomery Main Office
One Commerce Street, Suite 100
Montgomery, Alabama 36104
334.223.5800

Montgomery East Office
7256 Halcyon Park Drive
Montgomery, Alabama 36117
334.223.5600

Nashville Main Office
1610 West End Avenue, Suite 109
Nashville, TN 37203
615.921.3550

Northwest Florida Main Office
219 East Garden Street, Suite 100
Pensacola, Florida 32502
850.266.9100

Northwest Florida Cordova Office
4980 North 12th Avenue
Pensacola, Florida 32504
850.266.9160

Orlando Office
485 North Keller Road, Suite 180
Maitland, FL 32751
689.209.6404

Panama City Office
1022 W 23rd Street, Suite 600
Panama City, FL 32405
850.772.6860

Sarasota Office
103 Links Avenue
Sarasota, FL 34236
941.354.6040

Summerville Office
319 N Cedar Street
Summerville, SC 29483
843.414.3950

Tallahassee Office
1701 Hermitage Boulevard, Suite 104
Tallahassee, FL 32308
850.778.4818

Tallahassee Mortgage Office
3375 Capital Circle NE, Bldg B 1
Tallahassee, FL 32308
850.778.4850

Tampa Bay Main Office
4221 West Boy Scout Blvd, Suite 100
Tampa, Florida 33607
813.528.8162

Venice Office
247 Tamiami Trail South
Venice, FL 34285
941.236.9130

Virginia Beach Office
4505 Columbus Street, Suite 100
Virginia Beach, VA 23462
757.917.2780

STOCKHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting of Stockholders of ServisFirst Bancshares, Inc. will be held at our headquarters at 2500 Woodcrest Place, Birmingham, Alabama 35209 on Monday, May 18, 2026, at 9:00 AM Central Daylight Time.

FORM 10-K
Form 10-K is ServisFirst Bancshares, Inc.'s annual report filed with the Securities and Exchange Commission, and is included within this document. A copy of ServisFirst Bancshares, Inc.'s 10-K may be obtained, free of charge, by written request to our Chief Financial Officer, David Sparacio, 2500 Woodcrest Place, Birmingham, Alabama 35209.

TRANSFER AGENT
Computershare
P.O. Box 30170
College Station, TX 77842-3170
1.800.368.5948

AVAILABLE INFORMATION
Our corporate website is: http://www.servisfirstbancshares.com. We have direct links on this website to our Code of Business Conduct and Ethics Policy and the charters for our Audit, Compensation and Corporate Governance and Nominations Committees by clicking on the "Investor Relations" tab. We also have direct links to our filings with the Securities and Exchange Commission (SEC), including, but not limited to, our annual reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and any amendments to these reports. You may also obtain a copy of any such report free of charge by requesting such copy in writing to 2500 Woodcrest Place, Birmingham, Alabama 35209 Attn.: Investor Relations. This annual report and accompanying exhibits and all other reports and filings that we file with the SEC will be available for the public to view and copy (at prescribed rates) at the SEC's Public Reference Room at 100 F Street, Washington, D.C. 20549. You may also obtain copies of such information at the prescribed rates from the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains such reports, proxy and information statements, and other information we file electronically with the SEC by clicking on http://www.sec.gov.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Forvis Mazars, LLP
191 Peachtree Street NE
Suite 2700
Atlanta, Georgia 30303
404.575.8900

SECURITIES COUNSEL
Jones Walker LLP
201 St. Charles Ave
New Orleans, LA 70170
504.582.8000

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

This document contains adjusted diluted earnings per share, a non-GAAP financial measure. We recognized an $8.6 million loss on sale of available-for-sale debt securities in non-interest income during the second quarter of 2025 due to restructuring the portfolio. We reversed a $2.3 million legal reserve from interest expense during the second quarter of 2025. We recognized a $7.8 million loss on sale of available-for-sale debt securities in non-interest income during the third quarter of 2025 due to continued restructuring of the portfolio. These adjustments to our results are unusual, or infrequent, in nature and are not considered to be part of our non-interest expense run rates. Adjusted diluted earnings per share excludes the impact of these items, net of tax, and is considered a non-GAAP financial measure.

We believe this non-GAAP financial measures provides useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that this non-GAAP financial measure has limitations. As such, you should not view this disclosure as a substitute for results determined in accordance with GAAP, and it is not necessarily comparable to non-GAAP financial measures that other companies, including those in our industry, use. The following reconciliation table provides a more detailed analysis of the non-GAAP financial measure. Dollars are in thousands, except share and per share data.

	Three Months Ended December 31, 2025		Three Months Ended September 30, 2025		Three Months Ended December 31, 2024		Year Ended December 31, 2025		Year Ended December 31, 2024	
Diluted earnings per share - GAAP	$	1.58	$	1.20	$	1.19	$	5.06	$	4.16
Adjustments:										
FDIC special assessment		-		-		-		-		0.03
Legal matter accrual reversal		-		-		-		(0.04)		-
Loss on marketable securities		-		0.14		-		0.30		-
Tax on adjustments		-		(0.04)		-		(0.07)		(0.01)
Adjusted diluted earnings per share - non-GAAP	$	1.58	$	1.30	$	1.19	$	5.25	$	4.18